As Confidentially Submitted to the Securities and Exchange Commission on November 12, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________________

SMART FOR LIFE, INC.

(Exact name of registrant as specified in its charter)

____________________________________

Delaware	2833	81-5360128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

____________________________________

990 Biscayne Blvd., Suite 503

Miami, Florida 33132

(786) 749-1221

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________________________

Alfonso J. Cervantes, Jr.

Executive Chairman

990 Biscayne Blvd., Suite 503

Miami, Florida 33132

(786) 749-1221

(Names, address, including zip code, and telephone number, including area code, of agent for service)

____________________________________

Copies to:

Louis A. Bevilacqua, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Ralph DeMartino, Esq. Cavas Pavri, Esq. Schiff Hardin, LLP 901 K Street NW, Suite 700 Washington, DC 20001 (202) 724-6848

____________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price Per unit		Proposed maximum aggregate offering price		Amount of registration fee
Units consisting of:(1)	—		—		$(2)(3)(4)	$
Shares of common stock, par value $0.0001 per share	—		—		(5)		—
Series A warrants to purchase common stock	—		—		(5)		—
Series B warrants to purchase common stock	—		—		(5)		—
Shares of common stock issuable upon the exercise of the series A warrants:(1)	—		—		$(2)(3)(4)	$
Shares of common stock issuable upon the exercise of the series B warrants(1)	—		—		(5)		—
Shares of series B convertible preferred stock, par value $0.0001 per share	—		—		(5)		—
Shares of common stock issuable upon conversion of the series B convertible preferred stock(1)	—		—		(5)		—
Shares of common stock registered on behalf of certain selling stockholders(6)	26,903,184	$		$		$
TOTAL				$		$

____________

(1)      Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, or the Securities Act, this registration statement shall also cover any an indeterminate number of additional shares of the registrant’s common stock as may be issuable because of any future stock dividends, stock distributions, stock splits, similar capital readjustments or other anti-dilution adjustments.

(2)      Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act. The registrant may increase or decrease the size of the offering prior to effectiveness.

(3)      The proposed maximum aggregate offering price of the units is $          . This registration fee table shows a proposed maximum aggregate offering price of $           solely for purposes of complying with guidance of the Securities and Exchange Commission, or the SEC, relating to the payment of registration fees, as the registrant is required by the SEC to register separately the units, the shares of common stock included in the units, the warrants included in the units, the shares of common stock issuable upon exercise of the warrants included in the units, the shares of series B convertible preferred stock included in the units, and the shares of common stock underlying the series B convertible preferred stock. The aggregate offering price of the common stock included in the units proposed to be sold in the offering will be reduced on a dollar-for-dollar basis based on the aggregate offering price of the series B convertible preferred stock offered and sold in the offering.

(4)      Includes additional units which may be issued upon the exercise of a 45-day option granted to the underwriters to cover over-allotments, if any, up to 15% of the total number of securities offered.

(5)      No additional registration fee is payable pursuant to Rule 457(i) under the Securities Act.

(6)      Represents (i) up to 11,999,404 shares of common stock issuable upon the conversion of series A convertible preferred stock issued to the selling stockholders named in the resale prospectus; (ii) up to 11,999,404 shares of common stock issuable upon the exercise of warrants issued to the selling stockholders named in the resale prospectus; (iii) up to 2,250,000 shares of common stock issuable upon the conversion of debentures issued to the selling stockholders named in the resale prospectus; and (iv) up to 654,376 shares of common stock issuable to the selling stockholders named in the resale prospectus under future equity agreements.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•        Public Offering Prospectus.    A prospectus to be used for the public offering of units through the underwriter named on the cover page of this prospectus, which we refer to as Public Offering Prospectus.

•        The Resale Prospectus.    A prospectus to be used for the resale by selling stockholders of (i) 11,999,404 shares of common stock issuable upon the conversion of series A convertible preferred stock issued to the selling stockholders; (ii) 11,999,404 shares of common stock issuable upon the exercise of warrants issued to the selling stockholders; (iii) 2,250,000 shares of common stock issuable upon the conversion of debentures issued to the selling stockholders; and (iv) 654,376 shares of common stock issuable to the selling stockholders under future equity agreements, which we refer to as the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

•        they contain different front covers;

•        they contain different Offering sections in the Prospectus Summary;

•        they contain different Use of Proceeds sections;

•        the Capitalization and Dilution sections are deleted from the Resale Prospectus;

•        a Selling Stockholders section is included in the Resale Prospectus;

•        the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and

•        the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriter.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the selling stockholders.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 12, 2021

Smart for Life, Inc.

               Units consisting of:

Common Stock

Series A Warrants

Series B Warrants

__________________

This is an initial public offering of units of our securities. Prior to this offering, there has been no public market for shares of our common stock. We expect that the initial public offering price will be between $           and $           per unit.

Each unit consists of (i) one share of our common stock (or, at the purchaser’s election, one share of series B convertible preferred stock), (ii) one series A warrant to purchase one share of our common stock at an exercise price equal to $           per share (or 50% of the unit offering price), exercisable until the fifth anniversary of the issuance date, and (iii) one series B warrant to purchase one share of our common stock at an exercise price equal to $           per share (or 100% of the unit offering price), exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described in this prospectus. We sometimes refer to the series A warrants and the series B warrants collectively as the warrants. The shares of our common stock and the warrants are immediately separable and will be issued separately but will be purchased together in this offering.

As noted above, we are offering to those purchasers, if any, whose purchase of our common stock in this offering would otherwise result in that purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to substitute series B convertible preferred stock for the shares of common stock included in the units purchased by that investor. Each share of series B convertible preferred stock is being sold together with the same warrants described above being sold with each share of common stock. For each share of series B convertible preferred stock purchased in this offering in lieu of common stock, we will reduce the number of shares of common stock being sold in the offering on a one-for-one basis. Pursuant to this prospectus, we are also offering the shares of common stock issuable upon conversion of the series B convertible preferred stock.

Each share of series B convertible preferred stock is convertible into one share of our common stock (subject to adjustment as provided in the related designation of preferences) at any time at the option of the holder, provided that the holder will be prohibited from converting series B convertible preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the total number of shares of our common stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us. The shares of series B convertible preferred stock will otherwise have the preferences, rights and limitations described under “Description of Securities — Preferred Stock — Series B Convertible Preferred Stock” in this prospectus.

Currently, no public market exists for our common stock. We have applied to list our common stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “          ”. We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the closing of this offering is contingent upon such listing. We do not intend to apply for any listing of the warrants or series B convertible preferred stock on Nasdaq or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the warrants or the series B convertible preferred stock.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock.”

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 21 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)       The underwriters will receive compensation in addition to the underwriting discount and commissions. See “Underwriting” beginning on page 102 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 15% of additional shares of common stock and/or series A warrants to purchase up to an aggregate of 15% of additional shares of common stock and/or series B warrants to purchase up to an aggregate of 15% additional shares of common stock, in any combinations thereof, from us at $       per share of common stock, $       per series A warrant and $       per series B warrant, less the underwriting discounts and commissions, for 45 days after the date of this prospectus to cover over-allotments, if any.

Delivery of the securities is expected to be made on or about           , 2021, subject to customary closing conditions.

DAWSON JAMES SECURITIES, INC.

The date of this prospectus is           , 2021.

SmartforLife®

SmartforLife
19g
PROTEIN BAR
VARIETY PACK
BOÎTE VARIÉTÉ DE
BARRE DE PROTÉINE

SmartforLife

PROTEIN BAR

PROTEIN BAR
BARRE PROTÉINÉE
LUSCIOUS LEMON
CITRON SUCCULENT

EAT SMART • LIVE SMART™

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

INDUSTRY AND MARKET DATA

We are responsible for the disclosure in this prospectus. However, this prospectus includes industry data that we obtained from internal surveys, market research, publicly available information and industry publications. The market research, publicly available information and industry publications that we use generally state that the information contained therein has been obtained from sources believed to be reliable. The information therein represents the most recently available data from the relevant sources and publications and we believe remains reliable. We did not fund and are not otherwise affiliated with any of the sources cited in this prospectus. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Unless otherwise indicated by the context, reference in this prospectus to “we,” “us,” “our,” “our company” and similar references are to the combined business of Smart for Life, Inc. (formerly Bonne Santé Group, Inc) and its consolidated subsidiaries.

Our Company

Overview

We are engaged in the development, marketing, manufacturing, acquisition, operation and sale of a broad spectrum of nutritional and related products with an emphasis on health and wellness. Structured as a global holding company, we are executing a buy-and-build strategy with serial accretive acquisitions creating a vertically integrated company with an objective of aggregating companies generating a minimum of $300 million in revenues within the next thirty-six months. To drive growth and earnings, we are developing proprietary products as well as acquiring other profitable companies, encompassing brands, manufacturing and distribution channels.

Our Business Model

We are engaged in a comprehensive program to develop a robust pipeline of prospective acquisitions in addition to the companies currently operated by us. Our management has significant experience in locating and evaluating prospective target operating companies. We have also entered into buy-side agreements with certain advisers and consultants to assist management in identifying and evaluating prospective target operating companies.

We plant to acquire target companies utilizing a combination of cash, promissory notes, earnouts and public company stock, generally at 4x to 6x trailing adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization). Aside from our first acquisition described below, we intend on paying no more than 60% cash on any acquisition that we execute with a target of 50%. The remainder is allocated between stock and a note and/or earnout with a heavier weighting toward the former. Although the acquisition consideration is structured, we believe that our acquisitions will provide three distinct benefits to the principals of an acquisition. First, a significant liquidity event. Second, the creation of a significant equity position in an emerging growth public company. Third, ongoing employment at customary industry compensation.

Over the next 24 months, we plan to acquire multiple companies aggregating a minimum of $100 million in annualized revenues with the number of prospective acquisitions in the pipeline representing over $50 million in additional revenue. The nutritional products industry is highly fragmented with a large pool of companies generating less than $20 million in revenues representing significant opportunity for industry consolidation.

We do not currently have sufficient capital to complete these acquisitions. We intend to raise capital for additional acquisitions primarily through debt financing at our operating company level, additional equity offerings by our company, or by undertaking a combination of any of the above. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

There is no guarantee that we will be able to acquire additional businesses under the terms outlined above or that we will be able to find additional acquisition candidates should we terminate our plans for any of our current acquisition targets.

Our Corporate History

Our company was incorporated in the State of Delaware on February 2, 2017 under the name Bonne Santé Group, Inc. On August 4, 2021, we changed our name to Smart for Life, Inc. in connection with the acquisition of Doctors Scientific Organica described below.

Acquisition of Bonne Santé Natural Manufacturing

On March 8, 2018, we acquired 51% of Millenium Natural Manufacturing Corp. and Millenium Natural Health Products Inc. for a purchase price of $2,140,272. On October 8, 2019, we entered into an agreement to acquire the remaining 49% of these companies for a purchase price of $100,000, which was completed on October 8, 2019.

On September 30, 2020, we changed the name of Millenium Natural Manufacturing Corp. to Bonne Sante Natural Manufacturing, Inc., or Bonne Santé Natural Manufacturing, and on November 24, 2020, we merged Millenium Natural Health Products Inc. into Bonne Santé Natural Manufacturing to better reflect our vertical integration.

Based in Doral, Florida, Bonne Santé Natural Manufacturing operates a 22,000 square foot manufacturing facility. From inception through June 30, 2021, it has manufactured nutritional products for approximately 240 companies.

Acquisition of Doctors Scientific Organica

On February 11, 2020, we entered into securities purchase agreement, which was amended on July 7, 2020 and June 4, 2021, to acquire Doctors Scientific Organica, LLC d/b/a Smart for Life, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C. and U.S. Medical Care Holdings, L.L.C. On July 1, 2021, the acquisition was completed.

The total purchase price is $12,000,000 (subject to adjustment), comprised of (i) $6,000,000 in cash (subject to adjustment), (ii) a 6% secured subordinated convertible promissory note in the principal amount of $3,000,000 and (iii) a 6% secured subordinated promissory note in the principal amount of $3,000,000.

On August 27, 2021, we transferred all of the equity interests of Oyster Management Services, Ltd., Lawee Enterprises, L.L.C. and U.S. Medical Care Holdings, L.L.C. to Doctors Scientific Organica, LLC. As a result, these entities are now wholly owned subsidiaries of Doctors Scientific Organica, LLC. In this prospectus, we collectively refer to Doctors Scientific Organica, LLC and its consolidated subsidiaries as Doctors Scientific Organica.

Doctors Scientific Organica manufactures, sells and owns the Smart for Life brand of natural health and wellness meal replacement products.

Establishment of Canadian Subsidiary

On August 24, 2021, we established Smart for Life Canada Inc. as a wholly owned subsidiary of Doctors Scientific Organica in Canada. This subsidiary sells retail products through a retail store location in Montreal Canada and the same location also acts as distribution center for our international direct to consumer and big box customers. We maintain inventory and employees at this location.

Acquisition of Nexus

On July 21, 2021, we entered into a securities purchase agreement, which was amended on November 8, 2021, to acquire all of the issued and outstanding capital stock of Nexus Offers, Inc., or Nexus. On November 8, 2021, the acquisition was completed.

The total purchase price is $6,000,000 (subject to adjustment), comprised of (i) $2,200,000 in cash (subject to adjustment), (ii) a 5% secured subordinated convertible promissory note in the principal amount of $1,900,000 and (iii) a 5% secured subordinated promissory note in the principal amount of $1,900,000.

Nexus is a network platform in the affiliate marketing space.

Our Opportunity

The nutraceutical industry focuses on nutritional supplements intended to improve longevity, sports fitness and provide health benefits in addition to the basic nutritional value present in food. Most people are familiar with various nutraceutical products — and have likely used them — even if they are unfamiliar with the industry name. Nutraceuticals comprise such commonly used items as herbal products, specific diet products, vitamins, processed foods and beverages, functional foods, isolated nutrients and other dietary products.

Functional foods are foods that have a potentially positive effect on health beyond basic nutrition. A familiar example of a functional food is oatmeal because it contains soluble fiber that can help lower cholesterol levels. Some foods are also modified to have health benefits. An example is orange juice that has been fortified with calcium for bone health.

The nutraceutical industry has experienced significant growth across the globe, propelled by the increasing age expectancies and associated increases in diseases of aging and lifestyle. A shift in demographics has also allowed manufacturers to benefit in recent years. The number of Americans ages 65 and older is projected to nearly double from 52 million in 2018 to 95 million by 2060, and the 65-and-older age group’s share of the total population will rise from 16% to 23%. Moreover, the Council for Responsible Nutrition, or CRN, reported 77% of U.S. adults take dietary supplements. With respect to the types of supplements being taken, CRN’s 2019 survey found that vitamins and minerals continue to be the most commonly consumed supplement category, with 76% of Americans having taken these products in the past twelve months.

According to a study by Grand View Research, Inc., amid the COVID-19 crisis, the global market for nutraceuticals is projected to grow from $412.7 billion in the year 2020 and reach $722.5 billion by 2027, growing at a compound annual growth rate, or CAGR, of 8.3% over the analysis period. As a specific segment in the overall global nutraceutical market, functional foods accounted for the largest share in 2019 and generated revenue of $187.51 billion on a standalone basis.

The nutraceuticals market in the United States is estimated at $104.5 billion in the year 2021 according to Global Industry Analysts Inc. The U.S. currently accounts for a 34.57% share in the global market. Among the other noteworthy geographic markets are China, Japan and Canada, each forecast to grow at 9.6%, 6.3% and 6.7%, respectively, over the analysis period. Within Europe, Germany is forecast to grow at approximately 7.1% CAGR.

As the overall population continues to turn to healthier living in hopes of offsetting rising healthcare expenditures and preventing general subpar health conditions, we believe that the demand for nutraceutical industry products will resemble a similar trend.

Our Operating Subsidiaries

Bonne Santé Natural Manufacturing

Bonne Santé Natural Manufacturing is a nutraceutical contract manufacturer. Since 1998, our strong manufacturing capabilities and dedication to our clients has enabled us to build relationships with hundreds of customers throughout the United States and around the world, including South America, Central America and Europe. We specialize in a wide variety of products to fill our client’s needs, from the private labeling of vitamins, dietary supplements, nutraceuticals, sport nutrition and broad-spectrum nutritional supplements. Our experienced team of scientists, formulators, and manufacturing experts have the years of knowledge necessary to take our client’s concepts all the way from initial idea to finished product. In addition, we can provide the support for a simple and cost-effective “turn key” solution to manufacturing existing formulations.

To meet the specific demands of any order, we have state-of-the-art manufacturing and packaging lines to decrease cost and maximize efficiencies. We certify that all products and labels meet stringent U.S. Food and Drug Administration, or FDA, requirements and our quality control associates will continually monitor the entire process until products are delivered. Our goal is to exceed our customer’s expectations with respect to product quality, service and price.

Doctors Scientific Organica

Doctors Scientific Organica manufactures, sells and owns the Smart for Life brand of natural health and wellness meal replacement products. The brand includes proprietary hunger suppressing functional foods that are designed to work with the body’s natural ability to lose weight. The program uses an exact protein-to-sugar ratio, a low glycemic index and glycemic load as well as multiple small meals throughout the day to deliver specific amounts of protein, super fibers and complex carbs to suppress hunger, keep sugar and insulin low and trigger the body’s release of the fat releasing hormone glucagon.

Our Smart for Life products deliver:

•        Hunger controlling protein mix

•        No toxins or preservatives

•        The right amount of protein per calorie ratio

•        NO insulin spike, lets glucagon do its job

•        A small amount of essential good fats

•        Right amount of complex carbs

Doctors Scientific Organica also develops premium supplements and commodities that will promote optimal health and wellness. This natural product line uses simple quality ingredients to help create a more sustainable lifestyle. Doctors Scientific Organica has over 15 years of experience providing high-quality products to premium retail locations and companies. All products are packaged in eco-friendly and bio-degradable packaging.

Nexus

Nexus operates a cost per action/cost per acquisition network. This is an advertising model where publishers are paid for an action that is taken as a direct result of their marketing. Through the publisher’s method of marketing, Nexus sends traffic to one of the advertiser’s product offers listed on the network. Examples of the publishers marketing tactics include but are not limited to native ads, email marketing, SEO and social media traffic. The products on the network come from several different advertisers which pay Nexus a specific amount per sale. A portion of that sale made is paid out to the publisher. Nexus has established long-term relationships with many advertisers and publishers. Nexus also has internal data streams it utilizes to create email lists and produce sales internally to the multitude of advertiser products on the network. Nexus has created a plug-and-play streamlined business that allows for seamless scalability into any vertical, niche or product.

We believe that Nexus is accretive to our other portfolio companies and allows us access to a broad spectrum of marketing tools to be utilized across the entire spectrum of our products.

Our Competitive Strengths

Based on management’s belief and experience in the industry, we believe that the following competitive strengths enable us to compete effectively.

•        Proprietary manufacturing facilities.    Bonne Santé Natural Manufacturing and Doctors Scientific Organica own and operate proprietary manufacturing facilities, which allow for a high level of managerial control over all aspects of production, including sourcing, logistics and maintaining the highest levels of quality during the manufacturing process. Through direct ownership, we are able to optimize our sales and marketing practices and provide a completely integrated approach, all solidified by a single manufacturing platform for capsules, tablets, powders and various other delivery methods for all vitamins and supplements. In addition, as a private label contract manufacturer for third parties, we can provide a turnkey solution for brands and retailers who want to minimize their supply chain disruption and maximize their control over product flow to end customers. In addition, as a middle market-sized contract manufacturer, we are not encumbered by the often overly complex processes that our larger competitors may have. We can be nimble and highly adaptable, “flexing” with our customers’ needs as they change over time, which allows us to better service our ever-expanding international client base. We are able to maintain a competitive advantage due to our vertically integrated operational control. This vertical integration also allows us to minimize intellectual property and data security risks, while also eliminating costs, improving focus, optimizing quality and launching with a faster time-to-market for new products. We retain control over every step of the manufacturing processes, allowing us to establish our own institutional advantages and maximize efficiencies.

•        Established and trusted brands.    Smart for Life and Doctors Scientific Organica are well-established brands in the in the health and wellness industry. In particular, Smart for Life products are currently sold in many of the largest big-box retailers in the United States and Canada, including Costco, Walmart, Sam’s Club, BJ’s and Publix, as well as through online channels such as Amazon. Doctors Scientific Organica has established a dedicated following of consumers that are strong believers in the high-quality vitamins and supplements it sells to its customers, along with the eco-friendly and bio-degradable packaging, with Amazon sales numbers continuing to increase as a result.

•        Client focused innovative research and development.    We believe that our research and development team adds significant value to our company and our customers and is a differentiating factor for our company. We strive to be technology driven leveraging technology, science, and innovation in our research and development efforts. We work closely with our clients to create and develop new and exciting products. We frequently work directly with our customers in our research and development labs to create innovative solutions that create value for our customers in a timely manner. Our team works closely with physicians to create novel wholesome products that add nutritional and functional value.

•        Ability to market through captive marketing subsidiary.    We believe that our subsidiary, Nexus, allows us access to a broad spectrum of marketing tools to be utilized across the entire spectrum of our products. The barrier to entry in the affiliate/digital marketing space is high and we believe that having an experienced management team and existing customer base accessible to all of our other brands in our portfolio will allow us to drive sales and revenue of existing products as well as test new product offerings generated through our research and development.

Our Growth Strategies

We will strive to grow our business by pursuing the following growth strategies.

•        Acquisition of additional businesses.    Over the next 24 months, we plan to acquire multiple companies aggregating a minimum of $100 million in annualized revenues with the number of prospective acquisitions in the pipeline representing over $50 million in additional revenue. The nutritional products industry is highly fragmented with a large pool of companies generating less than $20 million in revenues representing significant opportunity for industry consolidation.

•        Increase sales from existing and new customers.    We expect to continue to drive growth for our consumer products branded business through our increased focus on our top brands and continued expansion in various health and wellness categories, which we expect to result in incremental shelf space with existing customers and new customer additions. We expect that our focus on delivering tangible benefits to consumers through product innovation will not only benefit us but also benefit our customers. Our ability to supply both branded and private label products broadens and deepens our partnerships with key retail customers, providing us more opportunities for category leadership and growth. We view the private label business as an important and valuable service that we provide to key accounts.

•        Further penetrate international markets.    Our products are currently marketed and sold in the United States and Canada. In fiscal 2020, approximately 26% of our sales (on a pro forma combined basis) were to customers outside the United States. We plan to capitalize on our marketing and distribution capabilities to drive incremental international sales of our consumer product brands in emerging markets, which are characterized by a rising middle class and a strong demand for high quality nutritional and wellness products from U.S.-based manufacturers.

•        Drive productivity through operational efficiencies.    We expect to continue to focus on improving efficiency across our operations to allow us to reduce costs in our manufacturing facilities as well as across our overhead cost areas. Our recent acquisition of Doctors Scientific Organica significantly increased our production capacity. In addition, we have launched an initiative to optimize our product portfolio, which we expect will enable further efficiencies across our manufacturing network. We are also introducing new initiatives that leverage automation, standardization and simplification and are expected to increase productivity across our operations.

Impact of Coronavirus Pandemic

Starting in late 2019, a novel strain of the coronavirus, or COVID-19, began to rapidly spread around the world and every state in the United States. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

Most states and cities have at various times instituted quarantines, restrictions on travel, “stay at home” rules, social distancing measures and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it. Based on the nature of the business in our facilities in Doral and Riviera Beach, neither facility closed or operated at reduced capacity for our production and packaging operations. However, the situation surrounding COVID-19 remains fluid, and we may be required to close or limit capacity in our facilities in response to guidance from applicable government and public health officials, which could adversely affect our operations and revenues.

In addition, we are dependent upon certain contract manufacturers and suppliers and their ability to reliably and efficiently fulfill our orders is critical to our business success. The COVID-19 pandemic has impacted and may continue to impact certain of our manufacturers and suppliers. As a result, we have faced and may continue to face delays or difficulty sourcing certain products and raw materials, which could negatively affect our business and financial results. Even if we are able to find alternate sources for such raw materials, they may cost more, which could adversely impact our profitability and financial condition.

The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business and demand for our products. For instance, consumer spending may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, including those of our contract manufacturers and suppliers, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” for more information.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•        have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•        disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 990 Biscayne Blvd., Suite 503, Miami, Florida 33132, and our telephone number is (786) 749-1221. We maintain a website at www.smartforlifecorp.com. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Units offered by us:

Each unit consists of (i) one share of our common stock (or, at the purchaser’s election, one share of series B convertible preferred stock), (ii) one series A warrant to purchase one share of our common stock at an exercise price equal to $        per share (or 50% of the unit offering price), exercisable until the fifth anniversary of the issuance date, and (iii) one series B warrant to purchase one share of our common stock at an exercise price equal to $        per share (or 100% of the unit offering price), exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein. Additionally, the holders of series B warrants may exercise such warrants on a “cashless” basis upon the earlier of (i) 10 trading days from the issuance date of such warrant or (ii) the time when $10.0 million of volume is traded in our common stock, if the volume weighted average price, or VWAP, of our common stock on any trading day on or after the date of issuance fails to exceed the exercise price of the series B warrant (subject to adjustment for any stock splits, stock dividends, stock combinations, recapitalizations and similar events). In such event, the aggregate number of shares of common stock issuable in such cashless exercise shall equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the series B warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.00. The shares of our common stock and the warrants are immediately separable and will be issued separately but will be purchased together in this offering.

As noted above, we are offering to those purchasers, if any, whose purchase of common stock in this offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to substitute series B convertible preferred stock for the shares of common stock included in the units purchased by that investor. This prospectus also relates to the offering of shares of common stock issuable upon conversion of the series B convertible preferred stock.

Each share of series B convertible preferred stock is convertible into one share of our common stock (subject to adjustment as provided in the related certificate of designation) at any time at the option of the holder, provided that the holder will be prohibited from converting the series B convertible preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the total number of shares of our common stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

In the event of our liquidation, dissolution, or winding up, holders of our series B convertible preferred stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of series B convertible preferred stock if such shares had been converted to common stock immediately prior to such event (without giving effect for such purposes to any beneficial ownership limitation), subject to the preferential rights of holders of any class or series of our capital stock specifically ranking by its terms senior to the series B convertible preferred stock as to distributions of assets upon such event, whether voluntarily or involuntarily.

The holders of the series B convertible preferred stock have no voting rights, except as required by law. Any amendment to our certificate of incorporation that adversely affects the powers, preferences and rights of the series B convertible preferred stock requires the approval of the holders of a majority of the shares of series B convertible preferred stock then outstanding.

The holders of our series B convertible preferred stock are entitled to receive dividends on shares of series B convertible preferred stock equal (on an as-if-converted-to-common-stock basis, without giving effect for such purposes to any beneficial ownership limitation) to and in the same form as dividends actually paid on shares of the common stock when such dividends are specifically declared by our board of directors.

Offering price:	We currently estimate that the initial public offering price will be between $ and $ per unit.
Common stock outstanding prior to this offering(1):	13,870,000 shares of common stock.
Common stock outstanding after the offering(1)(2):	shares of common stock (or shares if the underwriters exercise the over-allotment option in full).

____________

(1)      The number of shares of common stock outstanding before and immediately following this offering does not include the following:

•        1,450,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $0.01 per share;

•        11,999,404 shares of common stock issuable upon the conversion of our outstanding series A convertible preferred stock;

•        11,999,404 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price per share that is equal to 125% of the initial public offering price for this offering;

•        1,382,441 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.0001 per share;

•        up to 2,250,000 shares of common stock issuable upon the conversion of 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 that are convertible at the option of the holders into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after date on which the registration statement of which this prospectus forms a part is declared effective, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the such date; and provided further, that the conversion price shall not be less than $1.00;

•        shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $73,727.01 that is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given;

•        shares of common stock issuable upon the exercise of the warrants issued in connection with this offering; and

•        shares of common stock issuable upon the conversion of any shares of series B convertible preferred stock issued in connection with this offering.

(2)      The number of shares of common stock outstanding immediately following this offering includes:

•                 shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $500,000 that will convert upon closing of this offering at a conversion price equal to 50% of the initial public offering price;

•                 shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $3,000,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                 shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $1,900,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                 shares of common stock to be issued upon closing of this offering under future equity agreements that we entered into with certain lenders, pursuant to which we agreed to issue to such lenders a number of shares of common stock equal to the stated value described in the future equity agreement, which may be the principal amount of the loan or the principal amount of the loan plus a premium, divided by the initial public offering price, which total stated value, in the aggregate, is $16,825,751; and

•                 shares of common stock to be issued upon closing of this offering under a future equity agreement that we entered into with a lender, pursuant to which we agreed to issue to such lender a number of shares of common stock equal to 75% of all funds advanced by such lender ($1,675,000) divided by the initial public offering price.

Over-allotment option:

We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to 15% of additional shares of common stock and/or series A warrants to purchase up to an aggregate of 15% of additional shares of common stock, and/or series B warrants to purchase up to an aggregate of 15% of additional shares of common stock, in any combinations thereof, from us at the public offering price per security, less the underwriting discounts and commissions, for 45 days after the date of this prospectus to cover over-allotments, if any. See “Underwriting” for additional information.

Because the warrants will not be listed on a national securities exchange or other nationally recognized trading market, the underwriters will be unable to satisfy any overallotment of shares and warrants without exercising the underwriters’ overallotment option with respect to the warrants. As a result, the underwriters will exercise their overallotment option for all of the warrants which are over-allotted, if any, at the time of the initial offering of the shares and the warrants. However, because our common stock is publicly traded, the underwriters may satisfy some or all of the overallotment of shares of our common stock, if any, by purchasing shares in the open market and will have no obligation to exercise the overallotment option with respect to our common stock.

Use of proceeds:

We expect to receive net proceeds of approximately $    million from this offering, assuming an initial public offering price of $     per unit (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use the net proceeds of this offering to payoff certain debt and for working capital and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21.

Lock-up:

We and all of our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of (i) 12 months after the closing of this offering in the case of our company and (ii) 6 months after the date of this prospectus in the case of our directors and executive officers. See “Underwriting” for more information.

Proposed trading market and symbol:

We have applied to list our common stock on Nasdaq under the symbol “        .” The closing of this offering is contingent upon such listing. We do not intend to list the warrants or series B convertible preferred stock on any securities exchange or nationally recognized trading system.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP. The summary financial information is only a summary and should be read in conjunction with our historical combined financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

In accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, we have not included historical financial statements for Nexus in this prospectus because the acquisition of Nexus was not deemed to be significant.

Smart for Life, Inc.

Our summary financial data as of December 31, 2020 and 2019 and for the years then ended are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived our summary financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 from our unaudited consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)	(unaudited)
Income Statement Data
Net sales	$1,426,641	$591,487	$1,959,595	$2,364,863
Cost of goods sold	1,396,337	587,780	1,831,629	2,316,674
Gross profit	30,304	3,707	127,966	48,189
Operating expenses	1,634,110	797,546	2,029,700	2,452,092
Operating loss	(1,603,806)	(793,839)	(1,901,734)	(2,403,903)
Total other (expense)	(137,557)	(248,230)	(1,267,284)	(611,203)
Net loss	$(1,741,363)	$(1,042,069)	$(3,169,018)	$(3,015,106)
	As of June 30, 2021	As of December 31,
		2020	2019
	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$131,409	$484,949	$12,212
Total current Assets	350,890	768,217	716,361
Total assets	1,356,339	1,967,369	2,371,575
Total current liabilities	8,230,438	6,960,287	5,978,164
Total liabilities	10,223,522	9,093,195	6,451,434
Total liabilities and stockholders’ deficit	$1,356,339	$1,967,369	$2,371,575

Doctors Scientific Organica

The summary financial data of Doctors Scientific Organica as of December 31, 2020 and 2019 and for the years then ended are derived from the audited consolidated financial statements of Doctors Scientific Organica included elsewhere in this prospectus. We derived the summary financial data of Doctors Scientific Organica as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 from the unaudited consolidated financial statements of Doctors Scientific Organica included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations of Doctors Scientific Organica as of the dates and for the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
	(unaudited)	(unaudited)
Income Statement Data
Revenues	$4,772,565	$5,164,515	$10,782,192	$10,048,642
Cost of goods sold	2,042,966	2,111,502	4,436,389	4,777,392
Gross profit	2,729,599	3,053,013	6,345,803	5,271,250
Selling, general and administrative expenses	2,297,527	2,311,681	4,691,117	3,973,143
Income from operations	432,072	741,332	1,654,686	1,298,107
Total other income (expense)	824,570	55,296	(85,307)	315,424
Net income	$1,256,642	$796,628	$1,569,379	$1,613,531
	As of June 30, 2021	As of December 31,
		2020	2019
	(unaudited)
Balance Sheet Data
Cash	$—	$—	$82,513
Total current Assets	2,588,701	2,154,691	1,567,988
Total assets	3,497,521	3,139,885	2,822,810
Total current liabilities	1,889,570	2,160,331	2,188,673
Total liabilities	2,179,736	2,605,515	2,861,414
Total member’s equity (deficit)	1,317,785	534,370	(38,604)
Total liabilities and member’s equity	$3,497,521	$3,139,885	$2,822,810

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information and related notes present the historical condensed combined financial information of our company after giving effect to the acquisition of Doctors Scientific Organica that was completed July 1, 2021. The acquisition was accounted for as a business combination in accordance with the guidance contained in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, or ASC 805. The unaudited pro forma condensed combined financial information gives effect to the acquisition of Doctors Scientific Organica based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 is presented as if the acquisition had occurred on June 30, 2021. The unaudited condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are presented as if the acquisition had occurred on January 1, 2019.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X of the SEC. The unaudited pro forma adjustments reflecting the transaction have been prepared in accordance with the guidance for business combinations presented in ASC 805 and reflect the allocation of our purchase price to the assets acquired and liabilities assumed in the acquisition based on their estimated fair values. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are: (i) directly attributable to the acquisition; (ii) factually supportable; and (iii) with respect to the condensed combined statements of operations, expected to have a continuing impact on our combined results of operations.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had been affected on the dates previously set forth, nor is it indicative of the future operating results or financial position in combination. Our purchase price allocation was made using our best estimates of fair value, which are dependent upon certain valuation and other analyses. Further, the unaudited pro forma condensed combined financial information does not give effect to the potential impact of anticipated synergies, operating efficiencies, cost savings or transaction and integration costs that may result from the acquisition.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following:

(a)     The unaudited interim condensed consolidated financial statements and related notes of Smart for Life, Inc. for the six months ended June 30, 2021 and 2020 (which are included elsewhere in this prospectus);

(b)    The audited consolidated financial statements and related notes of Smart for Life, Inc. for the years ended December 31, 2020 and 2019 (which are included elsewhere in this prospectus);

(c)     The unaudited interim condensed consolidated financial statements and related notes of Doctors Scientific Organica, LLC for the six months ended June 30, 2021 and 2020 (which are included elsewhere in this prospectus); and

(d)    The audited consolidated financial statements and related notes of Doctors Scientific Organica, LLC for the years ended December 31, 2020 and 2019 (which are included elsewhere in this prospectus).

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2021

	Historical Information
	Smart for Life	Doctors Scientific Organica	Combined	Pro Forma Adjustments	Pro Forma Combined	Notes
Current assets:
Cash	$131,409	$—	$131,409	$430,000	$561,409	a
Accounts receivable, net	175,244	391,229	566,473	—	566,473
Inventory	20,141	2,197,472	2,217,613	—	2,217,613
Related party receivables	—	—	—	—	—
Prepaid expenses and other current assets	24,096	—	24,096	—	24,096
Total current assets	350,890	2,588,701	2,939,591	430,000	3,369,591	a

Property and equipment, net	353,263	346,462	699,725	—	699,725
Intangible assets	258,382	—	258,382	9,604,546	9,862,928	b
Operating lease right of use asset	356,597	562,358	918,955	—	918,955
Deposits and other assets	37,207	—	37,207	—	37,207
Total assets	$1,356,339	$3,497,521	$4,853,860	$10,034,546	$14,888,406

Current liabilities:
Accounts payable	$1,195,944	$530,824	$1,726,768	$—	$1,726,768
Accrued expenses	1,274,745	8,885	1,283,630	—	1,283,630
Related party payable	197,839	—	197,839	—	197,839
Deferred Revenues	149,406	—	149,406	—	149,406
Operating lease obligations, current	269,094	272,192	541,286	—	541,286
Line of credit	—	740,127	740,127	—	740,127
Note payable, current	5,143,410	337,542	5,480,952	—	5,480,952
Total current liabilities	8,230,438	1,889,570	10,120,008	—	10,120,008

Long-term liabilities:
Operating lease obligations, noncurrent	84,161	290,166	374,327	—	374,327
Note payable, noncurrent	1,908,923	—	1,908,923	6,000,000	7,908,923	c
Total liabilities	10,223,522	2,179,736	12,403,258	6,000,000	18,403,258

Commitments and contingencies

Member’s Equity	—	1,317,785	1,317,785	(1,317,785)	—	d
Preferred stock	—	—	—	6,000	6,000	e
Common stock	1,387	—	1,387	—	1,387
Additional paid-in capital	121,870	—	121,870	5,994,000	6,115,870	e
Accumulated deficit	(8,990,440)	—	(8,990,440)	(647,669)	(9,638,109)	c e
Total stockholders’ deficit	(8,867,183)	1,317,785	(7,549,398)	4,034,546	(3,514,852)
Total liabilities and stockholders’ equity	$1,356,339	$3,497,521	$4,853,860	$10,034,546	$14,888,406

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021

	Historical Information
	Smart for Life	Doctors Scientific Organica	Combined	Pro Forma Adjustments	Pro Forma Combined	Notes
Net sales	$1,426,641	$4,772,565	$6,199,206	$—	$6,199,206
Cost of goods sold	1,396,337	2,042,966	3,439,303	—	3,439,303
Gross profit	30,304	2,729,599	2,759,903	—	2,759,903

Operating expenses:
General and administrative	1,559,356	2,214,741	3,774,097	—	3,774,097
Depreciation and amortization expense	74,754	82,786	157,540	996,455	1,153,995	b
Total operating expenses	1,634,110	2,297,527	3,931,637	996,455	4,928,092

Operating (loss) income	(1,603,806)	432,072	(1,171,734)	(996,455)	(2,168,189)

Other income (expense)
Gain on debt extinguishment	—	842,477	842,477	—	842,477	f
Other income	1,442	7,903	9,345	—	9,345
Interest expense	(138,999)	(25,810)	(164,809)	(405,000)	(569,809)	c
Total other income (expense)	(137,557)	824,570	687,013	(405,000)	282,013
Net (loss) income	$(1,741,363)	$1,256,642	$(484,721)	$(1,401,455)	$(1,886,176)
Earnings per share, basic and diluted	$(0.13)				$(0.14)
Weighted average shares outstanding, basic and diluted	13,818,890				13,818,890

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical Information
	Smart for Life	Doctors Scientific Organica	Combined	Pro Forma Adjustments	Pro Forma Combined	Notes
Net sales	$1,959,595	$10,782,192	$12,741,787	$—	$12,741,787
Cost of goods sold	1,831,629	4,436,389	6,268,018	—	6,268,018
Gross profit	127,966	6,345,803	6,473,769	—	6,473,769

Operating expenses:
General and administrative	1,863,087	4,608,331	6,471,418	—	6,471,418
Depreciation and amortization expense	166,613	82,786	249,399	1,992,909	2,242,308	b
Total operating expenses	2,029,700	4,691,117	6,720,817	1,992,909	8,713,726

Operating (loss) income	(1,901,734)	1,654,686	(247,048)	(1,992,909)	(2,239,957)

Other income (expense)
Other expense	(14,141)	—	(14,141)	—	(14,141)
Interest expense	(1,253,143)	(85,307)	(1,338,450)	(810,000)	(2,148,450)	c
Total other income (expense)	(1,267,284)	(85,307)	(1,352,591)	(810,000)	(2,162,591)
Net (loss) income	$(3,169,018)	$1,569,379	$(1,599,639)	$(810,000)	$(4,402,548)
Earnings per share, basic and diluted	$(0.53)				$(0.73)
Weighted average shares outstanding, basic and diluted	6,031,685				6,031,685

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.    Basis of Pro Forma Presentation

On February 11, 2020, we entered into securities purchase agreement, which was amended on July 7, 2020 and June 4, 2021, to acquire Doctors Scientific Organica. On July 1, 2021, the acquisition was completed.

The unaudited pro forma condensed combined balance sheet at June 30, 2021 combines our historical condensed consolidated balance sheet with the historical condensed balance sheet of Doctors Scientific Organica as if the acquisition had occurred on that date. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 combine our historical condensed consolidated statements of operations with the condensed consolidated statements of operations of Doctors Scientific Organica as if the acquisition had occurred on January 1, 2020. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are: (i) directly attributable to the acquisition; (ii) factually supportable; and (iii) with respect to the condensed combined statements of operations, expected to have a continuing impact on our combined results.

2.    Consideration Transferred

Pursuant to the terms of the membership interest purchase agreement, which was effective July 1, 2021, we paid $6,000,000 in cash and issued two promissory notes to the member of Doctors Scientific Organica. The first promissory note is a convertible promissory note in the principal amount of $3,000,000 that bears interest at an annual rate of 6% and the second promissory note is also in the principal amount of $3,000,000, is not convertible, and bears interest at an annual rate of 6%.

The table below summarizes the value of the total consideration given in the transaction.

Amount
Cash issued	$6,000,000
Debt issued	6,000,000
Total consideration	$12,000,000

3.    Purchase Price Allocation

Under the acquisition method of accounting outlined in ASC 805, the identifiable assets acquired and liabilities assumed in the acquisition are recorded at their acquisition-date fair values and are included in our company’s consolidated financial position. Our unaudited pro forma adjustments are based on the fair value for all assets acquired and liabilities assumed to illustrate the estimated effect of the acquisition on our condensed consolidated balance sheet at June 30, 2021.

As part of the acquisition, we are not assuming any of the debt associated with Doctors Scientific Organica, except for accounts payable balances and the operating lease obligations. Accordingly, the debt of Doctors Scientific Organica as reported within the proforma balance sheet of Doctors Scientific Organica above, is excluded from the consolidated balance sheet on a proforma basis.

The following table summarizes the purchase price allocation for the assets acquired and liabilities assumed in connection with the Acquisition.

Amount
Tangible assets acquired	$3,497,511
Liabilities assumed	(1,102,057)
Intangible assets	9,604,546
Net assets acquired	$12,000,000

4.    Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(a)     The membership interest purchase agreement stipulated that the seller would leave a specified amount of cash in the company at the time of the closing and this adjustment reflects the change in cash to arrive at the specified cash balance at the closing

(b)    Adjustment to reflect the fair value of the intangible assets acquired in the acquisition.

The intangible assets acquired have estimated values of:

Amount
Non-compete agreements	$540,000
Customer contracts	6,723,182
Intellectual property	2,341,364
Total intangible assets	$9,604,546

The estimated useful lives of the acquired intangible assets and the estimated amortization for the periods ended December 31, 2020 and June 30, 2021 are as follows:

Asset	Useful life (months)	Amortization for the year ended December 31, 2020	Amortization for the six months ended June 30, 2021
Non-compete agreements	36	$180,000	$90,000
Customer contracts	60	1,344,636	672,318
Intellectual property	60	468,273	234,136
Total		$1,992,909	$996,455

(c)     Adjustment to reflect the interest associated with the Note Payable to the seller pursuant to terms of the membership interest purchase agreement. The interest rate associated with the Note is 6%.

Our company obtained a loan in the principal amount of $3,000,000 from an institutional lender in order to partially finance the acquisition. The interest rate associated with this loan is 15% per annum.

The computed interest expense which would have been incurred had the acquisition occurred at the beginning of the respective fiscal periods is included and netted against the eliminated debt interest of Doctors Scientific Organica. The following table summarized the interest expense calculations presented in the respective periods. The table below includes a seller note in the principal amount of $3 million that bears interest at an annual rate of 6%, but does not include a second seller convertible note that is also in the principal amount of $3 million and also bearing interest at an annual rate of 6% because the convertible note will automatically convert into common stock of our company upon the consummation of this offering.

Debt	Interest rate	Interest expense at June 30, 2021	Interest expense at December 31, 2020
$3,000,000	6%	$180,000	$360,000
$3,000,000	15%	$225,000	$450,000

(d)    Adjustment to reflect the elimination of the member’s interest of Doctors Scientific Organica.

(e)     In connection with the financing of the acquisition, the Company issued 6,000 shares preferred stock valued at $6,000,000 and incurred financing fees totaling $621,084. As the computation of earnings per share is based on common shares, these preferred shares have not been included within the computation of diluted earnings per share as their inclusion would be antidilutive.

(f)     Included within the gain on debt extinguishment is $709,189 of paycheck protection program loan forgiveness. This amount is not expected to recur. Additionally, there is $103,873 of gains from the settlement of liabilities associated with Doctors Scientific Organica which is not expected to recur.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

•        We are an early-stage company with a limited operating history.

•        The COVID-19 pandemic may cause a material adverse effect on our business.

•        Our acquisitions may result in significant transaction expenses, integration and consolidation risks, and we may be unable to profitably operate our consolidated company.

•        Our ability to obtain continued financing is critical to the growth of our business. We will need additional financing to fund operations, which additional financing may not be available on reasonable terms or at all.

•        Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

•        Our success is linked to the size and growth rate of the vitamin, mineral and supplement market and an adverse change in the size or growth rate of that market could have a material adverse effect on us.

•        Our major customers account for a significant portion of our consolidated net sales and the loss of any major customer could have a material adverse effect on our results of operations.

•        If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

•        We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

•        We rely on our manufacturing operations to produce the vast majority of the nutritional supplements that we sell, and disruptions in our manufacturing system or losses of manufacturing certifications could affect our results of operations adversely.

•        We are also dependent on certain third-party contract manufacturers and suppliers.

•        An increase in the price and shortage of supply of key raw materials could adversely affect our business.

•        Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue, suffer reputational harm with our customers, as well as other risks.

•        Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

•        We may be required to indemnify our vendors and/or customers, the payment of which could have a material adverse effect on our business, financial condition and operating results.

•        Compliance with new and existing laws and governmental regulations could increase our costs significantly and adversely affect our results of operations.

•        Our failure to comply with FTC regulations could result in substantial monetary penalties and could adversely affect our operating results.

•        Our operations are subject to environmental and health and safety laws and regulations that may increase our cost of operations or expose us to environmental liabilities.

•        We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective.

•        We may not be able to satisfy listing requirements of Nasdaq or obtain or maintain a listing of our common stock on Nasdaq.

•        There is no public market for the series A warrants or series B warrants being offered.

•        Our management has broad discretion as to the use of the net proceeds from this offering allocated to working capital and general corporate purposes.

•        You will experience immediate and substantial dilution as a result of this offering.

•        An investment in this offering may result in uncertain U.S. federal income tax consequences.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements”.

Risks Related to Our Business and Industry

We are an early-stage company with a limited operating history.

We were organized as a Delaware corporation in February 2017. We have a limited history upon which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for nutraceuticals and related products. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We have only recently become profitable as the result of our acquisition of Doctors Scientific Organica, but we cannot guarantee that we will remain profitable, and we may be unable to effectively implement our business model.

We have only recently become profitable as the result of our acquisition of Doctors Scientific Organica. We cannot assure you that we will continue to operate profitably or that we will have adequate working capital to meet our obligations as they become due especially given that we will incur additional expenses relating to becoming a public reporting company. Management believes that our success will depend on our ability to successfully complete additional acquisitions of profitable nutraceutical companies and related products as well as develop our own brands. We cannot guarantee that we will be successful in completing planned acquisitions or any other companies or products, that we will successfully integrate acquired companies, or that we will be able to successfully develop our own brands. We cannot assure you that even if we are successful in completing the acquisitions or in developing our own branded products, we will be successful in profitably managing such companies, acquired assets and brands. We cannot assure you that we will maintain profitability for any period of time or that investors will not lose their entire investment.

The COVID-19 pandemic may cause a material adverse effect on our business.

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

Most states and cities have at various times instituted quarantines, restrictions on travel, “stay at home” rules, social distancing measures and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it. Based on the nature of the business in our facilities in Doral and Riviera Beach, neither facility closed or operated at reduced capacity for our production and packaging operations. However, the situation surrounding COVID-19 remains fluid, and we may be required to close or limit capacity in our facilities in response to guidance from applicable government and public health officials, which could adversely affect our operations and revenues.

In addition, we are dependent upon certain contract manufacturers and suppliers and their ability to reliably and efficiently fulfill our orders is critical to our business success. The COVID-19 pandemic has impacted and may continue to impact certain of our manufacturers and suppliers. As a result, we have faced and may continue to face delays or difficulty sourcing certain products and raw materials, which could negatively affect our business and financial results. Even if we are able to find alternate sources for such raw materials, they may cost more, which could adversely impact our profitability and financial condition.

The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business and demand for our products. For instance, consumer spending may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, including those of our contract manufacturers and suppliers, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we fail to implement our business plan and complete acquisitions as planned, our mission will fail and our business will suffer accordingly.

Our mission is the creation of a world-class nutraceutical company engaged in the development, manufacture and sales of quality nutraceutical and related health and lifestyle products for distribution to an expanding global marketplace. We expect that our holding company strategy through which we plan to acquire profitable but undervalued target companies and products will enable us to accelerate the development and expansion of our product portfolio, manufacturing capacity and distribution channels. If we are unable execute our strategy of completing acquisitions as planned, including the four planned acquisition currently in our M&A pipeline, we will not be able to fulfill our mission or grow our business.

Our acquisitions may result in significant transaction expenses, integration and consolidation risks, and we may be unable to profitably operate our consolidated company.

We are structured as a holding company and we have executed a buy and hold strategy. We are engaged in the business of acquisition, operation and management of nutraceutical and related products. Our acquisitions may result in significant transaction expenses and present new risks associated with entering additional markets or offering new products and services and integrating the acquired companies. We may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate new businesses and we may be unable to profitably operate our expanded company. Moreover, any new businesses that we may acquire, once integrated with our existing operations, may not produce expected or intended results.

We may not be able to manage future growth effectively.

We expect to continue to experience significant growth. Should we keep growing rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may not grow or may decline, and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Our ability to obtain continued financing is critical to the growth of our business. We will need additional financing to fund operations, which additional financing may not be available on reasonable terms or at all.

Our future growth, including the potential for future market expansion will require additional capital. We will consider raising additional funds through various financing sources, including the procurement of commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to execute our growth strategy, and operating results may be adversely affected. Any additional debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility.

Our ability to obtain financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, are not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our future product offerings and market expansion opportunities and potentially curtail operations.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

We believe the nutritional supplement market is highly dependent upon consumer perception regarding the safety, efficacy and quality of nutritional supplements generally, as well as of products distributed specifically by us. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, national media attention and other publicity regarding the consumption of nutritional supplements. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the nutritional supplement market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for our products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of nutritional supplements in general, or our products specifically, or associating the consumption of nutritional supplements with illness, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Our success is linked to the size and growth rate of the vitamin, mineral and supplement market and an adverse change in the size or growth rate of that market could have a material adverse effect on us.

An adverse change in size or growth rate of the vitamin, mineral and supplement market could have a material adverse effect on us. Underlying market conditions are subject to change based on economic conditions, consumer preferences, the impact of COVID-19 and other factors that are beyond our control, including media attention and scientific research, which may be positive or negative.

General economic conditions, including a prolonged macroeconomic downturn, may negatively affect consumer purchases, which could adversely affect our sales, as well as our ability to access credit on terms previously obtained.

Our results are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; and general political conditions, both domestic and abroad. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits and the market price of our common stock, and we cannot be certain that funding for our capital needs will be available from our existing financial institutions and the credit markets if needed, and if available, to the extent required and on acceptable terms. If we cannot obtain funding when needed, in each case on acceptable terms, we may be unable to adequately fund our operating expenses and fund required capital expenditures, which may have an adverse effect on our revenues and results of operations.

We operate in a highly competitive industry, and our failure to compete effectively could affect our market share, financial condition and growth prospects adversely.

The nutritional supplement industry is a large and growing industry and is highly fragmented in terms of both geographical market coverage and product categories. The market for nutritional supplements is highly competitive in all our channels of distribution. We compete with companies that may have broader product lines or larger sales volumes, or both, than we do, and our products compete with nationally advertised brand name products. These national brand companies have resources greater than ours. Numerous companies compete with us in the development, manufacture and marketing of nutritional supplements worldwide. The market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. We also may face competition from low-cost entrants to the industry, including from international markets. Increased competition from companies that distribute through the wholesale channel, especially the private label market, could have a material adverse effect on our business, results of operations, financial condition and cash flows as these competitors may have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than ours. We are also subject to competition in the attraction and retention of employees. Many of our competitors have greater financial resources and can offer employees compensation packages with which it is difficult for us to compete.

We may not be able to compete effectively in some or all our markets, and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to compete effectively could have a material adverse effect on our market share, business, results of operations, financial condition, cash flows and growth prospects.

Our major customers account for a significant portion of our consolidated net sales and the loss of any major customer could have a material adverse effect on our results of operations.

During fiscal 2020 and 2019, Amazon, individually, accounted for 28% and 24% of Doctors Scientific Organica’s net sales, respectively, and 24% and 19% of our pro forma combined net sales, respectively. Additionally, for fiscal 2020, our other significant customer, Costco, individually accounted for 25% of the net sales and 22% of our pro forma combined net sales. We do not have a long-term contract with any major customer, and the loss of any major customer could have a material adverse effect on our results of operations. In addition, our results of operations and ability to service our debt obligations would be impacted negatively to the extent that any major customer is unable to make payments to us or does not make timely payments on outstanding accounts receivables.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

Our business depends significantly on the development of commercially viable new products as well as process technologies. If we are unsuccessful in developing new products and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, our initiatives to improve productivity and performance and to generate cost savings may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Resources devoted to product innovation may not yield new products that achieve commercial success.

The development of new and innovative products requires significant investment in research and development and testing of new ingredients, formulas and possibly new production processes. The research and development process can be expensive and prolonged and entails considerable uncertainty. Products may appear promising in development but fail to reach market within the expected time frame, or at all. We may face significant challenges with regard to a key product launch. Further, products also may fail to achieve commercial viability due to pricing competitiveness with other retailers, failure to timely bring the product to market, failure to differentiate the product with our competitors and other reasons. Finally, there is no guarantee that our development teams will be able to successfully respond to competitive products that could render some of our offerings obsolete. Development of a new product, from discovery through testing to the store shelf, typically takes between four to seven months, but may require an even longer timeline if clinical trials are involved. Each of these time periods can vary considerably from product to product and therefore the costs and risks of producing a commercially viable product can increase significantly as time passes.

Our failure to appropriately respond to changing consumer preferences and demand for new products and services could harm our customer relationships and product sales significantly.

The nutritional supplement industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of us as a source for the latest products, which, in turn, could harm our customer relationships and cause decreases in our net sales. The success of our new product offerings depends upon a number of factors, including our ability to:

•        accurately anticipate customer needs;

•        innovate and develop new products;

•        successfully commercialize new products in a timely manner;

•        price our products competitively;

•        manufacture and deliver our products in sufficient volumes and in a timely manner; and

•        differentiate our product offerings from those of our competitors.

If any new products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, this would harm our results of operations. If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are mislabeled or alleged to cause injury or illness, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brands and lead to decreased demand for our products. Product recalls also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a manufacturer and distributor of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, dietary supplements and other ingredients that are classified as foods and dietary supplements, and, in most cases, are not necessarily subject to pre-market regulatory approval in the United States. Some of our products contain innovative ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, some of the products we sell are produced by third-party manufacturers. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We have been in the past, and may be in the future, subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our business exposes us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We rely on our manufacturing operations to produce the vast majority of the nutritional supplements that we sell, and disruptions in our manufacturing system or losses of manufacturing certifications could affect our results of operations adversely.

We currently operate manufacturing facilities in Doral and Riviera Beach, Florida. All our domestic and foreign operations manufacturing products for sale to the United States are subject to good manufacturing practices, or GMPs, promulgated by the FDA and other applicable regulatory standards, including in the areas of environmental protection and worker health and safety. Any significant disruption in our operations at any of these facilities, including any disruption due to any regulatory requirement, could affect our ability to respond quickly to changes in consumer demand and could have a material adverse effect on our business, results of operations, financial condition and cash flows. Additionally, we may be exposed to risks relating to the transfer of work between facilities or risks associated with opening new facilities or closing existing facilities that may cause a disruption in our operations. Although we have implemented GMPs in our facilities, there can be no assurance that products manufactured in our plants will not be contaminated or otherwise fail to meet our quality standards. Any such contamination or other quality failures could result in costly recalls, litigation, regulatory actions or damage to our reputation, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are also dependent on certain third-party contract manufacturers and suppliers.

Our Nutrition Essential products are produced by third party contract manufacturers. We also purchase certain important ingredients and raw materials from third-party suppliers. The principal raw materials required in our operations are vitamins, minerals, herbs, gelatin and packaging components. Real or perceived quality control problems with products manufactured by contract manufacturers or raw materials outsourced from certain suppliers could negatively impact consumer confidence in our products, or expose us to liability. In addition, disruption in the operations of any such manufacturer or supplier or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts and global political events could cause permanent or temporary facility closures, impair our ability to purchase, receive or replenish raw materials or cause customer traffic to decline, all of which could result in lost sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks (including the recent outbreak of COVID-19), terrorist acts or disruptive global political events, such as civil unrest in locations where our facilities, contract manufacturers or suppliers are located, or similar disruptions could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more of our manufacturing facilities or our corporate headquarters, or impact one or more of our contract manufacturers or key suppliers, our operations and financial performance could be materially adversely affected through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our customers, the temporary reduction in the availability of our products, expiration of inventory, future long-lived asset impairment charges and disruption to our information systems. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage.

An increase in the price and shortage of supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, the costs to manufacture our products or to purchase products from our contract manufacturers could increase significantly and we may not be able to pass on such increases to our customers. Additionally, in the event any of our, or our contract manufacturer’s, third-party suppliers or vendors become unable or unwilling to continue to provide raw materials in the required volumes and quality levels or in a timely manner, we, or our contract manufacturers, would be required to identify and obtain acceptable replacement supply sources. If we, or they, are unable to identify and obtain alternative supply sources in a timely manner or at all, our business could be adversely affected. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. Events such as COVID-19, the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on us and our suppliers’ ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

General trade tensions between the U.S. and China have been escalating since 2018, with multiple rounds of U.S. tariffs on Chinese goods taking effect, with some subsequently being de-escalated. Furthermore, China or other countries may institute retaliatory trade measures in response to existing or future tariffs imposed by the U.S. that could have a negative impact on our business. If any of these events continue as described, we may need to seek alternative suppliers or vendors, raise prices, or make changes to our operations, any of which could have a material adverse effect on our sales and profitability, results of operations and financial condition.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology and any interruption in these systems could have a material adverse effect on our business, financial condition, and results of operations.

Our success is dependent on the accuracy, reliability, and proper use of sophisticated and dependable information processing systems and management information technology. Our information technology systems are designed and selected to facilitate order entry and customer billing, maintain customer records, accurately track purchases, manage accounting, finance and manufacturing operations, generate reports, and provide customer service and technical support. Any interruption in these systems or any interruption associated with the transition of these systems to a new information technology platform could have a material adverse effect on our business, financial condition, and results of operations.

System interruptions or security breaches may affect sales.

Customer access to, and ability to use, our websites affects our sales. If we are unable to maintain and continually enhance the efficiency of our systems, we could experience system interruptions or delays that could affect our operating results negatively. In addition, we could be liable for breaches of security on our websites, loss or misuse of our customers’ personal information or payment data. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may negatively affect our operating results.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Recently, we have implemented, and we continue to implement, modifications and upgrades to such systems and acquired new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition or results of operations.

Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue, suffer reputational harm with our customers, as well as other risks.

The protection of customer, employee, vendor and other business data is critical to us. We receive confidential customer data, including payment card and personally identifiable information, in the normal course of customer transactions. In order for our sales channels to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. While we have taken significant steps to protect customer and confidential information, the intentional or negligent actions of employees, business associates or third parties may undermine our security measures and result in unauthorized parties obtaining access to our data systems and misappropriating confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent a compromise of our customer transaction processing capabilities and personal data. Because the techniques used to obtain unauthorized access to, disable, degrade, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any compromise of our data security could result in a violation of applicable privacy and other laws or standards, significant legal and financial exposure beyond the scope or limits of our insurance coverage, interruption of our operations, increased operating costs associated with remediation, equipment acquisitions or disposal, added personnel, and a loss of confidence in our security measures, which could harm our business or investor confidence. Any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could attract a substantial amount of media attention, damage our reputation, expose us to risk of litigation and material liability, disrupt our operations and harm our business.

Federal, state, provincial and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers and vendors. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, including the recent implementation of the California Consumer Privacy Act, and may see the imposition of new and additional requirements by states and the federal government as well as foreign jurisdictions in which we do business. Compliance with these laws and regulations result in cost increases related to the development of new processes to meet these requirements by us and our franchisees, which may negatively impact our overall financial performance.

We may not be able to protect our intellectual property rights.

We regard our trademarks, service marks, copyrights, patents, trade secrets, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark, copyright and patent law, trade secret protection and confidentiality agreements with our future employees, consultants, vendors, customers and others to protect our proprietary rights. Many of the trademarks that we use contain words or terms having a somewhat common usage and, as a result, we may have difficulty registering them in certain jurisdictions. We have not yet obtained registrations for our most important marks. If other companies have registered or have been using in commerce similar trademarks for products similar to ours, we may have difficulty in registering, or enforcing an exclusive right to use, our marks.

There can be no assurance that our efforts to protect our proprietary rights will be sufficient or effective, that any pending or future patent and trademark applications will lead to issued patents and registered trademarks in all instances, that others will not develop or patent similar or superior technologies, products, or that our patents, trademarks, and other intellectual property will not be challenged, invalidated, misappropriated or infringed by others. Additionally, the intellectual property laws and enforcement practices of other countries in which our product is or may in the future be offered may not protect our products and intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property from unauthorized use, our brand image may be harmed, and our business and results of operations may suffer.

Assertions by third parties of infringement, misappropriation or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation involving intellectual property rights in many technology-based industries. Any infringement, misappropriation or related claims, whether or not meritorious, is time-consuming, diverts technical and management personnel and is costly to resolve. As a result of any such dispute, we may have to develop non-infringing technology, pay damages, enter into royalty or licensing agreements, cease providing our product or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us. Any of these events could result in increases in operating expenses, limit our product offerings or result in a loss of business.

We may be required to indemnify our vendors and/or customers, the payment of which could have a material adverse effect on our business, financial condition, and operating results.

We provide certain rights of indemnification to our vendors and/or customers in certain circumstances. If any plaintiff is successful in certifying a class and thereafter prevailing on the merits of their complaint, such an adverse result could have a material adverse effect on us. In addition, due to the nature and scope of the indemnity and defense we will likely need to provide, the legal fees associated with such indemnification could be significant enough to have a material adverse effect on our cash flows until such matters are fully and finally resolved.

Compliance with new and existing laws and governmental regulations could increase our costs significantly and adversely affect our results of operations.

The processing, formulation, safety, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, or the FTC, the Consumer Product Safety Commission, or the CPSC, the U.S. Department of Agriculture, or the USDA, and U.S. Environmental Protection Agency, or the EPA. These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost revenues and increased costs to us. For instance, the FDA regulates, among other things, the composition, safety, manufacture, labeling and marketing of dietary ingredients and dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). Dietary supplements and dietary ingredients that do not comply with FDA’s regulations and/or the Dietary Supplement Health and Education Act of 1994 will be deemed adulterated or misbranded. Manufacturers and distributors of dietary supplements and dietary ingredients are prohibited from marketing products that are adulterated or misbranded, and the FDA may take enforcement action against any adulterated or misbranded dietary supplement on the market. The FDA has broad enforcement powers. If we violate applicable regulatory requirements, the FDA may bring enforcement actions against us, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. The FDA may not accept the evidence of safety for any new ingredient that we may wish to market, may determine that a particular supplement or ingredient presents an unacceptable health risk based on the required submission of serious adverse events or other information, and may determine that a particular claim or statement of nutritional value that we use to support the marketing of a supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a “health claim.” See “Business — Regulation — Food and Drug Administration” for additional information. Any of these actions could prevent us from marketing particular nutritional supplement products or making certain claims or statements with respect to those products. The FDA could also require us to remove a particular product from the market. Any future recall or removal would result in additional costs to us, including lost revenues from any products that we are required to remove from the market, any of which could be material. Any product recalls or removals could also lead to an increased risk of litigation and liability, substantial costs, and reduced growth prospects.

Additional or more stringent laws and regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of some products to meet new standards, recalls or discontinuance of some products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation, or other new requirements. Any of these developments could increase our costs significantly. In addition, regulators’ evolving interpretation of existing laws could have similar effects.

Our failure to comply with FTC regulations could result in substantial monetary penalties and could adversely affect our operating results.

The FTC exercises jurisdiction over the advertising of dietary supplements and requires that all advertising to consumers be truthful and non-misleading. The FTC actively monitors the dietary supplement space and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. Failure to comply with applicable regulations could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.

Our operations are subject to environmental and health and safety laws and regulations that may increase our cost of operations or expose us to environmental liabilities.

We are subject, directly or indirectly, to numerous federal, state, local and foreign environmental and health and safety laws and regulations governing our operations, including the handling, transportation and disposal of our non-hazardous and hazardous substances and wastes, as well as emissions and discharges from our operations into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for remedial actions, penalties or the imposition of other liabilities. New laws, changes in existing laws or the interpretation thereof, or the development of new facts or changes in their processes could also cause us to incur additional capital and operating expenditures to maintain compliance with environmental laws and regulations and environmental permits. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of our operations, including operations at our manufacturing facility. We also could incur monetary fines, civil or criminal sanctions, third-party claims or cleanup or other costs as a result of violations of or liabilities under such requirements.

We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or for properties to which substances or wastes that were sent in connection with current or former operations at our facilities. The presence of contamination from such substances or wastes could also adversely affect our ability to sell or lease our properties, or to use them as collateral for financing.

Failure to comply with federal, state and international privacy, data protection, marketing and consumer protection laws, regulations and industry standards, or the expansion of current or the enactment or adoption of new privacy, data protection, marketing and consumer protection laws, regulations or industry standards, could adversely affect our business.

We are subject to a variety of federal, state and foreign laws, regulations and industry standards regarding privacy, data protection, data security, marketing and consumer protection, which address the collection, storing, sharing, using, processing, disclosure and protection of data relating to individuals, as well as the tracking of consumer behavior and other consumer data. We are also subject to laws, regulations and industry standards relating to endorsements and influencer marketing. Many of these laws, regulations and industry standards are changing and may be subject to differing interpretations, are costly to comply with or inconsistent among jurisdictions. For example, the FTC expects companies like ours to comply with guidelines issued under the Federal Trade Commission Act that govern the collection, use, disclosure, and storage of consumer information, and establish principles relating to notice, consent, access and data integrity and security. The laws and regulations in many foreign countries relating to privacy, data protection, data security, marketing and consumer protection often are more restrictive than in the United States, and may in some cases be interpreted to have a greater scope. Additionally, the laws, regulations and industry standards, both foreign and domestic, relating to privacy, data protection, data security, marketing and consumer protection are dynamic and may be expanded or replaced by new laws, regulations or industry standards.

We strive to comply with applicable laws, policies, contractual and other legal obligations and certain applicable industry standards of conduct relating to privacy, data security, data protection, marketing and consumer protection. However, these obligations and standards of conduct often are complex, vague, and difficult to comply with fully, and it is possible that these obligations and standards of conduct may be interpreted and applied in new ways and/or in a manner that is inconsistent with each other or that new laws, regulations or other obligations may be enacted. It is possible that our practices may be argued or held to conflict with applicable laws, policies, contractual or other legal obligations, or applicable industry standards of conduct relating to privacy, data security, data protection, marketing or consumer protection. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, FTC, other regulatory requirements or orders or other federal, state or, as we continue to expand internationally, international privacy, data security, data protection, marketing or consumer protection-related laws, regulations, contractual obligations or self-regulatory principles or other industry standards could result in claims, proceedings or actions against us by governmental entities or others or other liabilities or could result in a loss of consumers. Any of these circumstances could adversely affect our business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For instance, with the increased focus on the use of data for advertising, the anticipation and expectation of future laws, regulations, standards and other obligations could impact us. In addition, as we expand our data analytics and other data related product offerings there may be increased scrutiny on our use of data and we may be subject to new and unexpected regulations. Future laws, regulations, standards and other obligations could, for example, impair our ability to collect or use information that we utilize to provide targeted digital promotions and media to consumers, thereby impairing our ability to maintain and grow our total customers and increase revenues. Future restrictions on the collection, use, sharing or disclosure of our users’ data or additional requirements for express or implied consent of users for the use and disclosure of such information could require us to modify our solutions, possibly in a material manner, and could limit our ability to develop or outright prohibit new solutions and features. Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards relating to privacy, data protection, data security, marketing or consumer protection, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing limit our ability to store, process and share personally identifiable information or other data, demand for our products could decrease, our costs could increase, our revenue growth could slow, and our business, financial condition and operating results could be harmed.

If the use of third-party cookies or other tracking technology is rejected by Internet users, restricted by third parties outside of our control, or otherwise subject to unfavorable regulation, our performance could decline and we could lose customers and revenue.

We use a number of technologies to collect information about our customers. For instance, we use small text files (referred to as “cookies”), placed through an Internet browser on an Internet user’s machine which corresponds to a data set that we keep on our servers, to gather important data. Our cookies collect anonymous information, such as when an Internet user views an advertisement, clicks on an advertisement, or visits one of our advertisers’ websites. In some countries, including countries in the European Economic Area, this information may be considered personal information under applicable data protection laws. On mobile devices, we may also obtain location-based information about the user’s device through our cookies or other tracking technologies. We use these technologies to achieve our campaign goals, to ensure that the same Internet user does not unintentionally see the same media too frequently, to report aggregate information regarding the performance of our digital promotions and marketing campaigns, and to detect and prevent fraudulent activity throughout our network.

Cookies may easily be deleted or blocked by Internet users. All of the most commonly used Internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow Internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some Internet users also download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more Internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers blocks third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by Internet users to permit the placement of third-party cookies, we would be able to set fewer of our cookies in users’ browsers, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier, or ID, to identify individual Internet users or Internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability to find the same anonymous user across different web properties, and reduce the effectiveness of our marketing efforts.

In addition, in the European Union, or EU, Directive 2009/136/EC, commonly referred to as the “Cookie Directive,” directs EU member states to ensure that collecting information on an Internet user’s computer, such as through a cookie, is allowed only if the Internet user has appropriately given his or her prior freely given, specific, informed and unambiguous consent. Similarly, this Directive which also contains specific rules for the sending of marketing communications, limits the use of marketing texts messages and e-mails. Additionally, an e-Privacy Regulation, which will replace the Cookie Directive with requirements that could be stricter in certain respects, apply directly to activities within the EU without the need to be transposed in each member state’s law, and could impose stricter requirements regarding the use of cookies and marketing e-mails and text messages and additional penalties for noncompliance, has been proposed, although at this time it is unclear whether it will be approved as it is currently drafted or when its requirements will be effective. We may experience challenges in obtaining appropriate consent to our use of cookies from consumers or to send marketing communications to consumers within the EU, which may affect our ability to run promotions and our operating results and business in European markets, and we may not be able to develop or implement additional tools that compensate for the lack of data associated with cookies. Moreover, even if we are able to do so, such additional tools may be subject to further regulation, time consuming to develop or costly to obtain, and less effective than our current use of cookies.

Economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects.

We have sales outside of the United States. For fiscal 2020, international sales represented approximately 12% of our net sales (on a pro forma combined basis). We intend to expand our international presence as part of our business strategy. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will amplify the effects of these risks, which include, among others:

•        political and economic instability of foreign markets;

•        foreign governments’ restrictive trade policies or the impact of trade tensions amongst nations;

•        inconsistent product regulation or sudden policy changes by foreign agencies or governments;

•        the imposition of, or increase in, duties, taxes, government royalties or non-tariff trade barriers;

•        difficulty in collecting international accounts receivable and potentially longer payment cycles;

•        difficulty of enforcing contractual obligations of foreign partners;

•        increased costs in maintaining international marketing efforts;

•        problems entering international markets with different cultural bases and consumer preferences;

•        compliance with foreign regulatory requirements;

•        fluctuations in foreign currency exchange rates; and

•        operating in new, developing or other markets in which there are significant uncertainties regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights.

Any of these risks could have a material adverse effect on our international operations and our growth strategy.

Additionally, if the opportunity arises, we may expand our operations into new and high-growth international markets. However, there is no assurance that we will expand our operations in such markets in our desired time frame. To expand our operations into new international markets, we may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material. We may enter into these transactions to acquire other businesses or products to expand our products or take advantage of new developments and potential changes in the industry. Our lack of experience operating in new international markets and our lack of familiarity with local economic, political and regulatory systems could prevent us from achieving the results that we expect on our anticipated time frame or at all. If we are unsuccessful in expanding into new or high-growth international markets, it could adversely affect our operating results and financial condition.

Our international operations require us to comply with anti-corruption laws and regulations of the U.S. government and various international jurisdictions in which we do business.

Doing business on a worldwide basis requires us to comply with the laws and regulations of the U.S. government and various international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, or the FCPA. The FCPA prohibits us from providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment, and requires us to maintain adequate record- keeping and internal accounting practices to accurately reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable U.S. and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

Our success depends on the experience and skill of our board of directors, executive officers and key personnel, whom we may not be able to retain and we may not be able to hire enough additional personnel to meet our needs.

We are dependent on Alfonso J. Cervantes, Jr. (Executive Chairman), Ryan F. Zackon (CEO), Darren C. Minton (President), and Alan B. Bergman (Chief Financial Officer). There can be no assurance that they will continue to be employed by us for a particular period of time. The loss of any member of the board of directors or executive officer or advisors could harm our business, financial condition, cash flow and results of operations.

The success of our strategy will depend on a well-defined management structure and the availability of a management team with proven competencies in the identification, acquisition and integration of complementary companies and assets. To implement our business plan, we will need to keep the personnel that we currently have and, if our business is to grow as planned, we will need additional personnel. We cannot assure you that we will be successful in retaining our present team or in attracting and retaining additional personnel. If we are unable to attract and retain key personnel or are unable to do so in a cost-effective manner, our business may be materially and adversely affected.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on our management team to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to the management in the event of the death or disability of any of our key managers. Therefore, if any of the members of our management team dies or becomes disabled, we will not receive any compensation to assist with his absence.

We may be a party to lawsuits that arise in the ordinary course of business.

We may be a party to lawsuits in the future (including product liability, false advertising, and intellectual property claims) that arise in the ordinary course of business. The possibility of such litigation, and its timing, is in large part outside our control. It is possible that future litigation could arise that could have material adverse effects on us.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs as a result of becoming a public company.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and proxy and other information statements, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common stock is approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

•        prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules and Nasdaq rules;

•        expand the roles and duties of our board of directors and committees thereof and management;

•        hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

•        institute more comprehensive financial reporting and disclosure compliance procedures;

•        involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

•        build and maintain an investor relations function;

•        establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•        comply with the initial listing and maintenance requirements of Nasdaq; and

•        comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer a non-accelerated filer or no longer an emerging growth company if we take advantage of the exemptions available to us through the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price.

Risks Related to This Offering and Ownership of Our Common Stock

Once our common stock is listed on Nasdaq, there can be no assurance that an active market in which investors can resell their shares of our common stock will develop.

Prior to this offering, there has been no public market for shares of our common stock. As a condition to consummating this offering, our common stock offered in this prospectus must be listed on Nasdaq or another national securities exchange. Accordingly, we have applied to list our common stock on Nasdaq under the symbol “            .” Assuming that our common stock is listed and after the consummation of this offering, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our underwriters are not obligated to make a market in our common stock, and even if they make a market, they can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common stock will develop or, if developed, that such market will continue.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

•        actual or anticipated variations in our periodic operating results;

•        increases in market interest rates that lead investors of our common stock to demand a higher investment return;

•        changes in earnings estimates;

•        changes in market valuations of similar companies;

•        actions or announcements by our competitors;

•        adverse market reaction to any increased indebtedness we may incur in the future;

•        additions or departures of key personnel;

•        actions by stockholders;

•        speculation in the media, online forums, or investment community; and

•        our intentions and ability to list our common stock on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our units has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we fail to meet any of Nasdaq’s continued listing standards or we violate Nasdaq listing requirements, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

There is no public market for the series B convertible preferred stock or warrants being offered.

There is no established public trading market for the series B convertible preferred stock or warrants being offered pursuant to this offering, nor do we expect such a market to develop. We do not intend to apply to list any series B convertible preferred stock or warrants on any securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of such series B convertible preferred stock and warrants will be limited.

Holders of the warrants purchased pursuant to this offering will have no rights as stockholders until such holders exercise the warrants and acquire our common stock.

Holders of the warrants purchased in this offering only acquire our common stock upon exercise thereof, meaning holders will have no rights with respect to the shares of our common stock underlying such warrants. Upon the exercise of any of the warrants purchased, such holders will be entitled to exercise the rights of a stockholders only as to matters for which the record date occurs after the exercise date. The warrants are speculative in nature. The series A warrants being sold in this offering have an exercise price of $             per share (or 50% of the unit offering price) and will expire on the fifth anniversary from the issuance date and the series B warrants being sold in this offering have an exercise price of $ per share (or 100% of the unit offering price) and will expire on the fifth anniversary from the issuance. In the event our common stock price does not exceed the per share exercise price of the warrants during the period when such warrants are exercisable, such warrants will not have any value.

If you purchase series B convertible preferred stock in lieu of common stock in this offering, as a holder of series B convertible preferred stock, you will have no rights as a common stockholder with respect to the shares of common stock underlying the series B convertible preferred stock until you acquire our common stock.

If you purchase series B convertible preferred stock in lieu of common stock in this offering, until you acquire our common stock upon conversion of your series B convertible preferred stock, you will have no rights with respect to the common stock underlying the series B convertible preferred stock. Upon conversion of your series B convertible preferred stock, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date for actions to be taken by our common stockholders occurs after the date you convert your series B convertible preferred stock.

Our series B convertible preferred stock will rank junior to all our liabilities to third party creditors, and to any class or series of our capital stock created after this offering specifically ranking by its terms senior to the series B convertible preferred stock, in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our series B convertible preferred stock only after all our liabilities have been paid. Our series B convertible preferred stock will effectively rank junior to all existing and future liabilities held by third party creditors. The terms of our series B convertible preferred stock do not restrict our ability to raise additional capital in the future through the issuance of debt or senior series of preferred stock. Our series B convertible preferred stock will also rank junior to any class or series of our capital stock created after this offering specifically ranking by its terms senior to the series B convertible preferred stock. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our liabilities, to pay amounts due on any or all of our series B convertible preferred stock then outstanding.

Our management has broad discretion as to the use of the net proceeds from this offering allocated to working capital and general corporate purposes.

Our management will have broad discretion in the application of the net proceeds that are allocated to working capital and general corporate purposes. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this offering that are allocated to working capital and general corporate purposes in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering that are allocated to working capital and general corporate purposes in a manner that does not produce income or that loses value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of June 30, 2021, our pro forma net tangible book value (deficit) was $(13,377,780), or $(0.96) per share. Since the effective price per share of our common stock underlying the units being offered in this offering is substantially higher than the pro forma net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock underlying the units you purchase in this offering. If the holders of outstanding options or warrants exercise those options or warrants at prices below the offering price, you will incur even further dilution.

In addition, if upon the earlier of (i) 10 trading days from the issuance date of the series B warrants or (ii) the time when $10.0 million of volume is traded in our common stock, if the volume weighted average price of our common stock on any trading day on or after the date of issuance fails to exceed the exercise price of the series B warrants, the series B warrants can be exercised on a “cashless” basis for shares of common stock on a one-for-one basis, regardless of whether the market price of our common stock is above the exercise price, which may result in additional dilution and no additional proceeds to us in connection with such exercises. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

An investment in this offering may result in uncertain U.S. federal income tax consequences.

An investment in this offering may result in uncertain U.S. federal income tax consequences. For instance, because there are no authorities that directly address instruments similar to the units part of this offering, the allocation an investor makes with respect to the purchase price of a unit between the common stock, the series A warrant and the series B warrant included in each unit could be challenged by the Internal Revenue Service, or IRS, or courts. See “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders” for a summary of the U.S. federal income tax considerations of an investment in our securities. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when acquiring, owning or disposing of our securities.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common stock. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to 12 months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•        being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

•        permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•        provide that directors may only be removed by the majority of the shares of voting stock then outstanding; and

•        establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        expected changes in our revenue, costs or expenditures;

•        growth of and competition trends in our industry;

•        our expectations regarding demand for, and market acceptance of, our products;

•        our expectations regarding our relationships with investors, institutional funding partners and other parties we collaborate with;

•        our expectation regarding the use of proceeds from this offering;

•        fluctuations in general economic and business conditions in the markets in which we operate; and

•        relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $            from this offering (or approximately $            if the underwriters exercise the over-allotment option in full), based on an assumed initial public offering price of $            per unit, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We will not receive any proceeds from the exercise of the warrants unless such warrants are exercised for cash.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per unit, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $            , assuming that the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering (i) to pay off all debt that we owe to various note holders and term loan holders, including all principal, interest and any prepayment or other fees, and (ii) for working capital and general corporate purposes. The following table sets forth a breakdown of our estimated use of our net proceeds as we currently expect to use them. For purposes of calculation of the loan payoff amounts, we have used a payoff date of             , 2021. Additional interest will accrue at the given rates from             , 2021 to the closing date of this offering.

	Amount without Over-Allotment Option	Amount with Over-Allotment Option
Repayment of promissory notes(1)	$	$
Repayment of term loan(2)
Repayment of term loan(3)
Working capital and general corporate
Total use of proceeds	$	$

____________

(1)      Since inception, we have issued unsecured promissory notes to various lenders. The proceeds of these loans were used to acquire Bonne Santé Natural Manufacturing in 2018, for machinery purchases and for working capital from 2018 to 2020. These notes accrue interest at rates between 12-15% and have various maturity dates. As of June 30, 2021, the outstanding balance of these notes was $4,623,932.

(2)      On December 18, 2020, we entered into a loan and security agreement with Peah Capital, LLC for a term loan in the principal amount of up to $1,500,000, which was amended on April 27, 2021 to increase the loan amount to $1,625,000. In connection with such amendment, on April 27, 2021, we issued a second amended and restated promissory note to Peah Capital, LLC in the principal amount of $1,625,000. The proceeds of this loan were used for material purchases and for working capital from 2020 to 2021. The loan bears interest at a rate of 17.5% per annum, provided that upon an event of default, such rate shall increase to 25% per annum. The loan is due and payable on the earlier of: (i) eighteen (18) months from the date of the note or (ii) upon completion of this offering. As of June 30, 2021, the outstanding balance of this loan was $1,627,975.

(3)      On July 1, 2021, we entered into a loan agreement with Diamond Creek Capital, LLC for a term loan in the principal amount of up to $3,000,000 and issued a term loan promissory note to Diamond Creek Capital, LLC in the principal amount of $3,000,000. The proceeds of this loan were used to acquire Doctors Scientific Organica. The loan bears interest at a rate of 15.0% per annum, provided that upon an event of default, such rate shall increase by 5%. The loan is due and payable on the earlier of July 1, 2022 or upon completion of this offering.

For additional details regarding these loans, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We have no specific plans for the use of the proceeds allocated to working capital and general corporate purposes and do not plan to use the proceeds to fund any of our planned acquisitions. Our management will retain broad discretion over the allocation of the net proceeds from this offering with respect to working capital and general corporate uses. See “Risk Factors — Risks Related to This Offering and the Ownership of Our Common Stock — Our management has broad discretion as to the use of the net proceeds from this offering allocated to working capital and general corporate purposes.”

DIVIDEND POLICY

Holders of our series A convertible preferred stock are entitled to receive cumulative dividends at a rate of 7.5% of the stated value per share ($1,000) per annum, which shall increase to 15% per annum after November 23, 2021 and 24% per annum after December 31, 2021; provided, however, that no dividends shall accrue following the date that the registration statement of which this prospectus is a part is declared effective by the SEC.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock — We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021:

•        on an actual basis;

•        on a pro forma basis to reflect the acquisition of Doctors Scientific Organica, as well as the recent private placement of series A convertible preferred stock and warrants described herein; and

•        on a pro forma as adjusted basis to reflect (i) the sale of             units by us in this offering at an assumed price to the public of $   per unit, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise by the underwriters of their option to purchase additional shares and/or warrants from us), and (ii) the issuance of the following shares upon closing of this offering:

•                  shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $500,000 that will convert upon closing of this offering at a conversion price equal to 50% of the initial public offering price;

•                  shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $3,000,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                  shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $1,900,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                  shares of common stock to be issued upon closing of this offering under future equity agreements that we entered into with certain lenders, pursuant to which we agreed to issue to such lenders a number of shares of common stock equal to the stated value described in the future equity agreement, which may be the principal amount of the loan or the principal amount of the loan plus a premium, divided by the initial public offering price, which total stated value, in the aggregate, is $16,825,751; and

•                  shares of common stock to be issued upon closing of this offering under a future equity agreement that we entered into with a lender, pursuant to which we agreed to issue to such lender a number of shares of common stock equal to 75% of all funds advanced by such lender ($1,675,000) divided by the initial public offering price.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the units and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2021
	Actual	Pro Forma	As Adjusted
Cash and cash equivalents	$131,409	$561,409	$
Long-term debt
Notes payable	$7,052,333	$13,389,875	$
Total long-term debt	7,052,333	13,389,875
Stockholders’ equity (deficit):
Series A convertible preferred Stock, $0.0001 par value, 8,000 shares authorized; 6,000 shares issued and outstanding, actual; 8,000 shares issued and outstanding, pro form and as adjusted	—	6,000
Common stock, $0.0001 par value, 100,000,000 shares authorized, 13,870,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma and as adjusted	1,387	1,387
Additional paid-in capital	121,870	6,115,870
Accumulated deficit	(8,990,440)	(9,638,109)
Total stockholders’ equity (deficit)	(8,867,183)	(3,514,852)
Total capitalization	$(1,814,850)	$9,875,023	$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per unit (which is the midpoint of the estimated offering range set forth on the cover page of this prospectus), assuming no change in the number of units to be sold, would increase or decrease the pro forma as adjusted cash and cash equivalents, additional paid-in capital and total stockholders’ equity by approximately $            (or $            if the underwriters exercise the over-allotment option in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above excludes the following shares:

•        1,450,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $0.01 per share;

•        11,999,404 shares of common stock issuable upon the conversion of our outstanding series A convertible preferred stock;

•        11,999,404 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price per share that is equal to 125% of the initial public offering price for this offering;

•        1,382,441 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.0001 per share;

•        up to 2,250,000 shares of common stock issuable upon the conversion of 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 that are convertible at the option of the holders into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after date on which the registration statement of which this prospectus forms a part is declared effective, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the such date; and provided further, that the conversion price shall not be less than $1.00;

•        shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $73,727.01 that is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given;

•        shares of common stock issuable upon the exercise of the warrants issued in connection with this offering; and

•        shares of common stock issuable upon the conversion of any shares of series B convertible preferred stock issued in connection with this offering.

DILUTION

If you invest in our common stock and warrants, your interest will be diluted immediately to the extent of the difference between the public offering price per unit and the as adjusted net tangible book value per share after this offering.

Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of our shares of common stock outstanding. The net tangible book value (deficit) of our common stock as of June 30, 2021 was approximately $(9,125,565), or approximately $(0.66) per share. After giving effect the acquisition of Doctors Scientific Organica, as well as the recent private placement of series A convertible preferred stock and warrants described herein, the pro forma net tangible book value (deficit) of our common stock as of June 30, 2021 is approximately $(13,377,780), or approximately $(0.96) per share.

After giving effect to the sale of            units in this offering at the assumed initial public offering price of $            per unit, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $            , or approximately $            per share. This represents an immediate increase in net tangible book value of approximately $            per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $            per share to purchasers of units in this offering, as illustrated by the following table:

Assumed initial public offering price per unit		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$(0.66)
Decrease per share attributable to the pro forma adjustments described above	(0.31)
Pro forma net tangible book value per share as of June 30, 2021	(0.96)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing units in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors purchasing units in this offering		$

If the underwriters exercise their option to purchase            additional shares and/or warrants in full, the pro forma as adjusted net tangible book value of our common stock after this offering would be $            per share, representing an immediate increase in net tangible book value of approximately $            per share to existing stockholders and an immediate dilution of $            per share to the investors in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

To the extent that outstanding options or warrants have been or may be exercised or other shares issued, investors participating in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table sets forth the total number of shares of common stock previously issued and sold to existing investors, the total consideration paid for the foregoing and the average price per share of common stock paid, or to be paid, by existing owners and by the new investors. The calculation below is based on the assumed initial public offering price of $           per unit, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, before deducting estimated underwriter commissions and offering expenses, in each case payable by us, and assumes no exercise of the warrants included in the units.

	Share Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders			$		$
New investors			$		$
Total			$

The number of shares included in “Existing Stockholders” above includes:

•                shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $500,000 that will convert upon closing of this offering at a conversion price equal to 50% of the initial public offering price;

•                shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $3,000,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $1,900,000 that will convert upon closing of this offering at a conversion price equal to the initial public offering price;

•                shares of common stock to be issued upon closing of this offering under future equity agreements that we entered into with certain lenders, pursuant to which we agreed to issue to such lenders a number of shares of common stock equal to the stated value described in the future equity agreement, which may be the principal amount of the loan or the principal amount of the loan plus a premium, divided by the initial public offering price, which total stated value, in the aggregate, is $16,825,751; and

•                shares of common stock to be issued upon closing of this offering under a future equity agreement that we entered into with a lender, pursuant to which we agreed to issue to such lender a number of shares of common stock equal to 75% of all funds advanced by such lender ($1,675,000) divided by the initial public offering price.

However, the table above does not including the following:

•        1,450,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $0.01 per share;

•        11,999,404 shares of common stock issuable upon the conversion of our outstanding series A convertible preferred stock;

•        11,999,404 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price per share that is equal to 125% of the initial public offering price for this offering;

•        1,382,441 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.0001 per share;

•        up to 2,250,000 shares of common stock issuable upon the conversion of 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 that are convertible at the option of the holders into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after date on which the registration statement of which this prospectus forms a part is declared effective, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the such date; and provided further, that the conversion price shall not be less than $1.00;

•        shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $73,727.01 that is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given;

•        shares of common stock issuable upon the exercise of the warrants issued in connection with this offering; and

•        shares of common stock issuable upon the conversion of any shares of series B convertible preferred stock issued in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

We are engaged in the development, marketing, manufacturing, acquisition, operation and sale of a broad spectrum of nutritional and related products with an emphasis on health and wellness. Structured as a global holding company, we are executing a buy-and-build strategy with serial accretive acquisitions creating a vertically integrated company with an objective of aggregating companies generating a minimum of $300 million in revenues within the next thirty-six months. To drive growth and earnings, we are developing proprietary products as well as acquiring other profitable companies, encompassing brands, manufacturing and distribution channels.

On March 8, 2018, we acquired 51% of Millenium Natural Manufacturing Corp. and Millenium Natural Health Products Inc. On October 9, 2019, we acquired the remaining 49% of these companies. On September 30, 2020, we changed the name of Millenium Natural Manufacturing Corp. to Bonne Santé Natural Manufacturing and on November 24, 2020, we merged Millenium Natural Health Products Inc. into Bonne Santé Natural Manufacturing to better reflect our vertical integration. Based in Doral, Florida, Bonne Santé Natural Manufacturing operates a 22,000 square foot manufacturing facility. From inception through June 30, 2021, it has manufactured nutritional products for approximately 240 companies.

Recent Developments

Acquisition of Doctors Scientific Organica

On July 1, 2021, we completed the acquisition of Doctors Scientific Organica for a total purchase price of $12,000,000 (subject to adjustment), comprised of (i) $6,000,000 in cash (subject to adjustment), (ii) a 6% secured subordinated convertible promissory note in the principal amount of $3,000,000 and (iii) a 6% secured subordinated promissory note in the principal amount of $3,000,000.

The 6% secured subordinated convertible promissory note accrues interest at 6% per annum and the outstanding principal and interest are payable in a lump sum on the maturity date, July 1, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price.

The 6% secured subordinated promissory note accrues interest at 6% per annum and the outstanding principal and interest will be amortized on a straight-line basis and are payable quarterly in accordance with the amortization schedule attached to the note, with all amounts due and payable on July 1, 2024. We may prepay all or any portion of this note any time prior to maturity without premium or penalty.

These notes contain customary covenants and events of default for loans of this type, including if a default occurs under any senior secured indebtedness to banks and other financial institutions or private equity funds, and are secured by a security interest in all of the assets of Doctors Scientific Organica; provided that such security interest is subordinate to the rights of the lenders under any such senior secured indebtedness.

Please see “Corporate History and Structure — Acquisition of Doctors Scientific Organica” for additional details regarding this acquisition. Doctors Scientific Organica manufactures, sells and owns the Smart for Life brand of natural health and wellness meal replacement products.

Term Loan

On July 1, 2021, we entered into a loan agreement with Diamond Creek Capital, LLC for a term loan in the principal amount of up to $3,000,000 and issued a term loan promissory note to Diamond Creek Capital, LLC in the principal amount of $3,000,000. The loan bears interest at a rate of 15.0% per annum, provided that upon an event of default, such rate shall increase by 5%. The loan is due and payable on the earlier of July 1, 2022 or upon completion of this offering. The loan is secured by all of our assets and contains customary events of default.

Private Placement of Series A Convertible Preferred Stock

On July 1, 2021, we completed a private placement in which we sold an aggregate of 6,000 shares of series A convertible preferred stock and warrants for the purchase of an aggregate of 8,999,552 shares of common stock to certain investors for gross proceeds of $6,000,000. On August 18, 2021, we completed an additional closing of this private placement in which we sold 2,000 shares of series A convertible preferred stock and warrants for the purchase of 2,999,852 shares of common stock for gross proceeds of $2,000,000. Please see “Description of Securities” for a description of the series A convertible preferred stock and warrants issued in this private placement.

Private Placement of Debentures

On November 5, 2021, we entered into a securities purchase agreement with certain investors, pursuant to which we sold 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 to such investors for gross proceeds of $2,250,000, the proceeds of which were used to fund the acquisition of Nexus described below.

Interest at a rate of 12% per annum shall accrue on the principal balance of the debentures from the date of issuance until the date that the registration statement of which this prospectus is a part is declared effective by the SEC (which we refer to as the IPO date); provided that upon an event of default, such interest rate shall increase to 18% per annum or the maximum rate permitted under applicable law, and we may be required to pay a default amount in certain circumstances. The debentures are due and payable on the earliest of the maturity date, November 30, 2022, or upon their earlier conversion or redemption.

At any time after the sixth month anniversary of the IPO date, the holders may convert the principal amount of the debentures into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after the IPO date, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the IPO date; provided further, that the conversion price shall not be less than $1.00. The conversion price is subject to standard equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions, as well as, prior to the IPO date, for future issuances below the conversion price. The debentures also contain beneficial ownership limitations which limit the holders’ beneficial ownership to 9.99% of our outstanding common stock.

At any time after the IPO date, we may redeem some or all of the outstanding principal amount of the debentures for cash in an amount equal to 115% of the outstanding principal amount of the debentures, plus accrued but unpaid interest and any other amounts due under the debentures.

The securities purchase agreement and the debentures contain customary representations, warranties, affirmative and negative covenants and events of default for loans of this type. The debentures are guaranteed by each of our subsidiaries.

Acquisition of Nexus

On November 8, 2021, we completed the acquisition of Nexus for a total purchase price of $6,000,000 (subject to adjustment), comprised of (i) $2,200,000 in cash (subject to adjustment), (ii) a 5% secured subordinated convertible promissory note in the principal amount of $1,900,000 and (iii) a 5% secured subordinated promissory note in the principal amount of $1,900,000.

The 5% secured subordinated convertible promissory note accrues interest at 5% per annum and the outstanding principal and interest are payable in a lump sum on the maturity date, November 8, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price.

The 5% secured subordinated promissory note accrues interest at 5% per annum and the outstanding principal and interest will be amortized on a straight-line basis and are payable quarterly in accordance with the amortization schedule attached to the note, with all amounts due and payable on November 8, 2024.

We may prepay all or any portion of these note any time prior to maturity without premium or penalty. These notes contain customary covenants and events of default for loans of this type, including if a default occurs under any senior secured indebtedness to banks and other financial institutions or private equity funds, and are secured by a security interest in all of our assets; provided that such security interest is subordinate to the rights of the lenders under any such senior secured indebtedness.

Please see “Corporate History and Structure — Acquisition of Nexus” for additional details regarding this acquisition. Nexus is a network platform in the affiliate marketing space.

Impact of Coronavirus Pandemic

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

Most states and cities have at various times instituted quarantines, restrictions on travel, “stay at home” rules, social distancing measures and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it. Based on the nature of the business in our facilities in Doral and Riviera Beach, neither facility closed or operated at reduced capacity for our production and packaging operations. However, the situation surrounding COVID-19 remains fluid, and we may be required to close or limit capacity in our facilities in response to guidance from applicable government and public health officials, which could adversely affect our operations and revenues.

In addition, we are dependent upon certain contract manufacturers and suppliers and their ability to reliably and efficiently fulfill our orders is critical to our business success. The COVID-19 pandemic has impacted and may continue to impact certain of our manufacturers and suppliers. As a result, we have faced and may continue to face delays or difficulty sourcing certain products and raw materials, which could negatively affect our business and financial results. Even if we are able to find alternate sources for such raw materials, they may cost more, which could adversely impact our profitability and financial condition.

The global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business and demand for our products. For instance, consumer spending may be negatively impacted by general macroeconomic conditions, including a rise in unemployment, and decreased consumer confidence resulting from the pandemic. Changing consumer behaviors as a result of the pandemic may also have a material impact on our revenue.

The spread of COVID-19 has also adversely impacted global economic activity and has contributed to significant volatility and negative pressure in financial markets. The pandemic has resulted, and may continue to result, in a significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, including those of our contract manufacturers and suppliers, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee resources. In addition, our operations could be disrupted if any of our employees were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” for more information.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•        our ability to acquire new customers or retain existing customers;

•        our ability to offer competitive product pricing;

•        our ability to broaden product offerings;

•        industry demand and competition; and

•        market conditions and our market position.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•        have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•        comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

•        disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Smart for Life, Inc.

Comparison of Six Months Ended June 30, 2021 and 2020

The following table sets forth key components of our results of operations during the six months ended June 30, 2021 and 2020, both in dollars and as a percentage of our net sales.

	June 30, 2021		June 30, 2020
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,426,641	100.00%	$591,487	100.00%
Cost of goods sold	1,396,337	97.88%	587,780	99.37%
Gross profit	30,304	2.12%	3,707	0.63%
Operating expenses
General and administrative	1,559,356	109.30%	743,327	125.67%
Depreciation and amortization expense	74,754	5.24%	54,219	9.17%
Total operating expenses	1,634,110	114.54%	797,546	134.84%
Operating loss	(1,603,806)	(112.42)%	(793,839)	(134.21)%
Other income (expense)
Other income	1,442	0.10%	13,748	2.32%
Interest expense	(138,999)	(9.74)%	(261,978)	(44.29)%
Total other income (expense)	(137,557)	(9.64)%	(248,230)	(41.97)%
Net loss	$(1,741,363)	(122.06)%	$(1,042,069)	(176.18)%

Net sales.    We generate revenue from the sales of our nutritional and related products. Our net sales increased by $835,154, or 141.20%, to $1,426,641 for the six months ended June 30, 2021 from $591,487 for the six months ended June 30, 2020. This increase was primarily due to increased sales of our weight loss products following the easing of pandemic related restrictions. The increase was the result of an increase in the volume of products sold and not due to pricing changes.

Cost of goods sold.    Our cost of goods sold consists of ingredients and packaging materials and labor associated with the production of the products. Our cost of goods sold increased by $808,557, or 137.56%, to $1,396,337 for the six months ended June 30, 2021 from $587,780 for the six months ended June 30, 2020. Such increase was generally in line with our increase in net sales. As a percentage of net sales, our cost of goods decreased from 99.37% in the 2020 period to 97.88% in the 2021 period.

Gross profit.    As a result of the foregoing, our gross profit increased by $26,597, or 717.48%, to $30,304 for the six months ended June 30, 2021 from $3,707 for the six months ended June 30, 2020. As a percentage of net sales, our gross profit increased from 0.63% in the 2020 period to 2.12% in the 2021 period.

General and administrative expenses.    Our general and administrative expenses consist primarily of personnel expenses, including employee salaries and bonuses plus related payroll taxes, advertising expenses, professional advisor fees, bad debts, rent expense, insurance and other expenses incurred in connection with general operations. Our general and administrative expenses increased by $816,029, or 109.78%, to $1,559,350 for the six months ended June 30, 2021 from $743,327 for the six months ended June 30, 2020. Such increase in the expense was primarily due to the addition of corporate office personnel. During the current period, we hired a new Chief Executive Officer and Controller, and replaced our Chief Financial Officer. Additionally, we engaged additional professionals associated with our audits and acquisition targets. As a percentage of net sales, general and administrative expenses decreased from 125.67% in the 2020 period to 109.30% in the 2021 period.

Depreciation and amortization.    Depreciation and amortization was $74,754, or 5.24% of net sales, for the six months ended June 30, 2021, as compared to $54,219, or 9.17% of net sales, for the six months ended June 30, 2020.

Total other income (expense).    We had $137,557 in total other expense, net, for the six months ended June 30, 2021, as compared to total other expense, net, of $248,230 for the six months ended June 30, 2020. Total other expense, net, for the six months ended June 30, 2022 consisted of interest expense of $138,999, offset by interest income $1,442, while other expense, net, for the six months ended June 30, 2020 consisted of interest expense of $261,978, offset by other income of $13,748. Other income includes the recognition of collections for previously written-off uncollectible balances.

Net loss.    As a result of the cumulative effect of the factors described above, we had a net loss of $1,741,363 for the six months ended June 30, 2021, as compared to $1,042,069 for the six months ended June 30, 2020, an increase of $699,294, or 67.11%.

Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth key components of our results of operations during the years ended December 31, 2020 and 2019, both in dollars and as a percentage of our net sales.

	December 31, 2020		December 31, 2019
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,959,595	100.00%	$2,364,863	100.00%
Cost of goods sold	1,831,629	93.47%	2,316,674	97.96%
Gross profit	127,966	6.53%	48,189	2.04%
Operating expenses
General and administrative	1,863,087	95.08%	2,282,712	96.53%
Depreciation and amortization expense	166,613	8.50%	169,380	7.16%
Total operating expenses	2,029,700	103.58%	2,452,092	103.69%
Operating loss	(1,901,734)	(97.05)%	(2,403,903)	(101.65)%
Other income (expense)

Other (expense) income	(14,141)	(0.72)%	13,290	0.56%

Interest (expense)	(1,253,143)	(63.95)%	(624,493)	(26.41)%
Total other income (expense)	(1,267,284)	(64.67)%	(611,203)	(25.85)%
Net loss	$(3,169,018)	(161.72)%	$(3,015,106)	(127.50)%

Net sales.    Our net sales decreased by $405,268, or 17.14%, to $1,959,595 for the year ended December 31, 2020 from $2,364,863 for the year ended December 31, 2019. This decrease was due to decreased sales volumes, primarily due to the inability to obtain ingredients and packaging materials due to supply chain disruptions as a result of COVID-19. There is a worldwide shortage of plastic bottles which are used in the packaging of our products.

Cost of goods sold.    Our cost of goods sold decreased by $485,045, or 21%, to $1,831,629 for the year ended December 31, 2020 from $2,316,674 for the year ended December 31, 2019. As a percentage of net sales, cost of goods sold decreased from 98% in 2019 to 93% in 2020. Such decrease was due to the costs associated with various produced compounds during 2020. We manufacture a variety of products for our clients, with varying margins based on the relative cost of the ingredients. The costs of the products manufactured in 2020 were more concentrated and permitted for us to purchase in greater quantities and take advantage of volume discounts on purchased ingredients. Although we produced less items in 2020 as compared to 2019, we were able to obtain the materials at lower costs based on volume purchasing. Our sales contracts do not vary based on the pricing of materials. Therefore, the decreased cost of materials in 2020 were not passed along to the customer.

Gross profit.    As a result of the foregoing, our gross profit decreased by $79,777, or 165.55%, to $127,966 for the year ended December 31, 2020 from $48,189 for the year ended December 31, 2019. As a percentage of net sales, our gross profit increased from 2.04% in 2019 to 6.53% in 2020.

General and administrative expenses.    Our general and administrative expenses decreased by $419,625, or 18.38%, to $1,863,087 for the year ended December 31, 2020 from $2,282,712 for the year ended December 31, 2019. The decrease was primarily due to decreased legal and consulting fees of approximately $200,000 as the legal dispute that we had with the former owner of Bonne Santé Natural Manufacturing was resolved in late 2019. In 2019, there was also bad debt expense of approximately $82,000 and only approximately $10,000 in 2020. In 2020, we moved our corporate office and reduced the related expenses by approximately $75,000. As a percentage of net sales, general and administrative expenses decreased from 96.53% in 2019 to 95.08% in 2020.

Depreciation and amortization.    Depreciation and amortization was $166,613, or 8.50% of net sales, for the year ended December 31, 2020, as compared to $169,380, or 7.16% of net sales, for the year ended December 31, 2019.

Total other income (expense).    We had $1,267,284 in total other expense, net, for the year ended December 31, 2020, as compared to total other expense, net, of $279,959 for the year ended December 31, 2019. Total other expense, net, for the year ended December 31, 2020 consisted of interest expense of $1,253,143, offset by interest income $12,801, while other expense, net, for the year ended December 31, 2019 consisted of interest expense of $624,493, offset by other income of $344,534. Other income includes the recognition of collections for previously written-off uncollectible balances. The increased interest expense is the result of debt issuances during 2020 used to fund operations and the losses incurred.

Net income (loss).    As a result of the cumulative effect of the factors described above, we had a net loss of $3,169,018 for the year ended December 31, 2020, as compared to $3,015,107 for the year ended December 31, 2019, an increase of $153,912 or 5.10%.

Doctors Scientific Organica

Comparison of Six Months Ended June 30, 2021 and 2020

The following table sets forth key components of the results of operations of Doctors Scientific Organica during the six months ended June 30, 2021 and 2020, both in dollars and as a percentage of net sales.

	June 30, 2021		June 30, 2020
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$4,772,565	100.00%	$5,164,515	100.00%
Cost of goods sold	2,042,966	42.81%	2,111,502	40.88%
Gross profit	2,729,599	57.19%	3,053,013	59.12%
Operating expenses
General and administrative	2,214,741	46.41%	2,270,329	43.96%
Depreciation	82,786	1.73%	41,352	0.80%
Total operating expenses	2,297,527	48.14%	2,311,681	44.76%
Operating income	432,072	9.05%	741,332	14.35%
Other income (expense)
Gain on debt extinguishment	842,477	17.65%	11,871	0.23%
Other income	7,903	0.17%	75,305	1.46%
Interest expense	(25,810)	(0.54)%	(31,880)	(0.62)%
Total other income (expense)	824,570	17.28%	55,296	1.07%
Net income	$1,256,642	26.33%	$796,628	15.43%

Net sales.    Doctors Scientific Organica generates revenue from the sales of our nutritional and related products. Net sales decreased by $391,950, or 7.59%, to $4,772,565 for the six months ended June 30, 2021 from $5,164,515 for the six months ended June 30, 2020. This decrease was due to decreased sales volumes, primarily due to the impact of COVID-19 for the entire period in the current year, while the first several months of 2020 were not impacted by the pandemic.

Cost of goods sold.    Cost of goods sold consists of ingredients, packaging materials, freight, and labor associated with he production of various products. Cost of goods sold decreased by $68,536, or 3.25%, to $2,042,966 for the six months ended June 30, 2021 from $2,111,502 for the six months ended June 30, 2020. As a percentage of net sales, cost of goods sold increased from 40.88% in the 2020 period to 42.81% in the 2021 period. Such increase was due to the rising cost of ingredients and freight charges due to a lack of carriers.

Gross profit.    As a result of the foregoing, gross profit decreased by $323,414, or 10.59%, to $2,729,599 for the six months ended June 30, 2021 from $3,053,013 for the six months ended June 30, 2020. As a percentage of net sales gross profit decreased from 59.12% in the 2020 period to 57.19% in the 2021 period.

General and administrative expenses.    General and administrative expenses consist primarily of personnel expenses, including employee salaries and bonuses plus related payroll taxes, advertising expenses, professional advisor fees, bad debts, rent expense, insurance and other expenses incurred in connection with general operations. General and administrative expenses decreased by $55,588, or 2.45%, to $2,214,741 for the six months ended June 30, 2021 from $2,270,329 for the six months ended June 30, 2020. As a percentage of net sales, general and administrative expenses increased from 43.96% in the 2020 period to 46.41% in the 2021 period. Such increase was primarily due to costs incurred related to the potential sale of the business, including various professional service firms.

Depreciation.    Depreciation was $82,786, or 1.73% of net sales, for the six months ended June 30, 2021, as compared to $41,352, or 0.80% of net sales, for the six months ended June 30, 2020.

Total other income (expense).    Total other income, net, was $824,570 for the six months ended June 30, 2021, as compared to $55,296 for the six months ended June 30, 2020. Total income (expense) for the six months ended June 30, 2021 consisted of a gain on debt extinguishment of $842,477 and other income of $7,903, offset by interest expense of $25,810, while total income (expense) for the six months ended June 30, 2020 consisted of a gain on debt extinguishment of $11,871 and other income of $75,305, offset by interest expense of $31,880. Other income in the 2021 period consisted of ancillary services, while other income in the 2020 period consisted primarily of $74,703 in insurance proceeds related to a claim for damaged goods in a prior year.

Net income.    As a result of the cumulative effect of the factors described above, Doctors Scientific Organica had net income of $1,256,642 for the six months ended June 30, 2021, as compared to $796,628 for the six months ended June 30, 2020, an increase of $460,014, or 57.75%.

Comparison of Years Ended December 31, 2020 and 2019

The following table sets forth key components of the results of operations of Doctors Scientific Organica during the years ended December 31, 2020 and 2019, both in dollars and as a percentage of net sales.

	December 31, 2020		December 31, 2019
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$10,782,192	100.00%	$10,048,642	100.00%
Cost of goods sold	4,436,389	41.15%	4,777,392	47.54%
Gross profit	6,345,803	58.85%	5,271,250	52.46%
Operating expenses
General and administrative	4,608,331	42.74%	3,875,983	38.57%
Depreciation	82,786	0.77%	97,160	0.97%
Total operating expenses	4,691,117	43.51%	3,973,143	39.54%
Operating income	1,654,686	15.35%	1,298,107	12.92%
Other income (expense)
Other income	—	—	410,500	4.09%
Interest expense	(85,307)	(0.79)%	(95,076)	(0.95)%
Total other (expense) income	(85,307)	(0.79)%	315,424	3.14%
Net income	$1,569,379	14.56%	$1,613,531	16.06%

Net sales.    Net sales increased by $733,550, or 7.30%, to $10,782,192 for the year ended December 31, 2020 from $10,048,642 for the year ended December 31, 2019. This increase was primarily due to increased sales volumes resulting from additional customer acquisitions due to increased marketing efforts.

Cost of goods sold.    Cost of goods sold decreased by $341,003, or 7.14%, to $4,436,389 for the year ended December 31, 2020 from $4,777,392 for the year ended December 31, 2019. As a percentage of net sales, cost of goods sold decreased from 47.54% in 2019 to 41.15% in 2020. Such decrease was due to the hiring of a more experienced purchasing manager able to better plan purchases and negotiate with vendors.

Gross profit.    As a result of the foregoing, gross profit increased by $1,074,553, or 20.39%, to $6,345,803 for the year ended December 31, 2020 from $5,271,250 for the year ended December 31, 2019. As a percentage of net sales, gross profit increased from 52.46% in 2019 to 58.85% in 2020.

General and administrative expenses.    General and administrative expenses increased by $732,348, or 18.89%, to $4,608,331 for the year ended December 31, 2020 from $3,875,983 for the year ended December 31, 2019. Such increase was primarily due to increased spending on advertising and professional services. Doctors Scientific Organica also increased its online advertising and signed agreements with various social media influencers. In an effort to sell the business, Doctors Scientific Organica increased its professional service expense with the new consultants and accounting professionals. As a percentage of net sales, general and administrative expenses increased from 38.57% in 2019 to 42.74% in 2020.

Depreciation and amortization.    Depreciation and amortization was $82,786, or 0.77% of net sales, for the year ended December 31, 2020, as compared to $97,160, or 0.97% of net sales, for the year ended December 31, 2019.

Total other income (expense).    Doctors Scientific Organica had $83,307 in total other expense, net, for the year ended December 31, 2020, as compared to total other income, net, of $315,500 for the year ended December 31, 2019. Total other expense, net, for the year ended December 31, 2020 consisted of interest expense, while other income, net, for the year ended December 31, 2019 consisted of interest expense of $95,076, offset by income of $410,500 resulting from insurance proceeds of received related to hurricane damages incurred in prior years.

Net income.    As a result of the cumulative effect of the factors described above, Doctors Scientific Organica had net income of $1,569,379 for the year ended December 31, 2020, as compared to $1,613,531 for the year ended December 31, 2019, a decrease of $44,152, or 2.74%.

Liquidity and Capital Resources

Smart for Life, Inc.

As of June 30, 2021, we had cash and cash equivalents of $131,409. To date, we have financed our operations primarily through revenue generated from operations, bank borrowings and private placements of our securities.

Since our inception in 2017 and with the purchase of Bonne Santé Natural Manufacturing, we have experienced losses and as a result have continued to use cash in our operations. We have been dependent upon financing activities as we implement our acquisition strategy.

We believe that our current levels of cash will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Net cash used in operating activities	$(1,497,170)	$(659,933)	$(1,941,839)	$(1,745,514)
Net cash used in investing activities	(46,841)	(32,966)	(32,966)	—
Net cash provided by financing activities	1,190,471	686,171	2,447,542	1,759,235
Net change in cash	(353,540)	(6,728)	472,737	13,721
Cash and cash equivalents at beginning of period	484,949	12,212	12,212	(1,509)
Cash and cash equivalents at end of period	$131,409	$5,392	$484,949	$12,212

Our net cash used in operating activities was $1,497,170 for the six months ended June 30, 2021, as compared to $659,933 for the six months ended June 30, 2020. For the six months ended June 30, 2021, our net loss of $1,741,357, a decrease in accrued expenses of $159,569 and a decrease in accounts receivable of $105,919, offset by an increase in accounts payable of $209,312, an increase in related party receivables of $78,466, depreciation of $74,752 and an increase in related party payables of $73,284, were the primary drivers for cash used in operations. For the six months ended June 30, 2020, our net loss of $1,042,069, offset by an increase in accrued expenses of $202,123, an increase in related party receivables of $187,469 and an increase in related party payables of $129,732, were the primary drivers for cash used in operations.

Our net cash used in operating activities was $1,941,839 for the year ended December 31, 2020, as compared to $1,745,514 for the year ended December 31, 2019. For the year ended December 31, 2020, our net loss of $3,169,018, offset by an increase in inventory of $507,970, an increase in accrued expenses of $476,372, stock issued for services of $122,388 and deprecation of $108,760, were the primary drivers for cash used in operations. For the year ended December 31, 20190, our net loss of $2,522,343 and deferred revenue of $393,987, offset by an increase in accrued expenses of $317,675, an increase in inventory of $212,441, an increase in prepaid expenses and other current assets of $161,740 and depreciation of $111,213, were the primary drivers for cash used in operations.

Our net cash used in investing activities was $46,841 for the six months ended June 30, 2021, as compared to $32,966 for the six months ended June 30, 2020. Our net cash used in investing activities was $32,966 for the year ended December 31, 2020. We had no investing activities for the year ended December 31, 2019. The net cash used in financing activities for all periods consisted entirely of purchases of property and equipment.

Our net cash provided by financing activities was $1,190,471 for the six months ended June 30, 2021, as compared to $686,171 for the six months ended June 30, 2020. Net cash provided by financing activities for the six months ended June 30, 2021 consisted of proceeds from the issuance of note payables of $910,764, paycheck protection program loan proceeds of $261,164 and a gain on right of use asset and lease liability of $18,543, while the net cash provided by financing activities for the six months ended June 30, 2020 consisted of proceeds from the issuance of note payables of $296,909 and paycheck protection program loan proceeds of $389,262.

Our net cash provided by financing activities was $2,447,542 for the year ended December 31, 2020, as compared to $1,759,235 for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2020 consisted of proceeds from the issuance of note payables of $2,555,749, paycheck protection program loan proceeds of $318,013 and a gain on right of use asset and lease liability of $63,880, offset by repayments on notes payable of $490,100, while the net cash provided by financing activities for the year ended December 31, 2019 consisted of proceeds from the issuance of note payables of $2,230,000, offset by repayments on notes payable of $385,000 and a loss on right of use asset and lease liability of $85,765.

Debt

Since inception, we have issued promissory notes to various lenders. These notes accrue interest at rates between 12-15% and have various maturity dates. These notes are unsecured and contain customary events of default. As of June 30, 2021, the outstanding balance of these notes was $4,623,932.

On December 18, 2020, we entered into a loan and security agreement with Peah Capital, LLC for a term loan in the principal amount of up to $1,500,000, which was amended on April 27, 2021 to increase the loan amount to $1,625,000. In connection with such amendment, on April 27, 2021, we issued a second amended and restated promissory note to Peah Capital, LLC in the principal amount of $1,625,000. The loan bears interest at a rate of 17.5% per annum, provided that upon an event of default, such rate shall increase to 25% per annum. The loan is due and payable on the earlier of: (i) eighteen (18) months from the date of the note or (ii) upon completion of this offering. The loan is secured by all of our assets and contains customary events of default. As of June 30, 2021, the outstanding balance of this loan was $1,627,975.

In June 2020, pursuant to the Economic Injury Disaster Loan program under the under the provisions of the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, we entered into a promissory note with the U.S. Small Business Administration with a principal amount of $300,000. This loan matures in 30 years bears interest at a rate of 3.75%. The loan is secured by all of our assets. As of June 30, 2021, the outstanding balance of this loan was $300,000.

In May 2020, we received $239,262 in paycheck protection program, or PPP, loans under the CARES Act. This loan bears interest at a rate of 1% per annum and matures in April 2022. As of June 30, 2021, the outstanding balance of this loan was $239,262. The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.

In February 2021, we received an additional $261,164 in PPP loans under the CARES Act. This loan bears interest at a rate of 1% per annum and matures in January 2023. As of June 30, 2021, the outstanding balance of this loan was $261,164. The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.

Doctors Scientific Organica

As of June 30, 2021, Doctors Scientific Organica had cash of $0. To date, it has financed its operations primarily through revenue generated from operations and bank borrowings.

Doctors Scientific Organica is a single member limited liability company with a single member. As such, the member has elected to not keep excess cash generated in the business remaining in the business as various times of the year. The business has continued to generate positive cash flows from operations which have been used for the re-investment in equipment as necessary, with any excess cash distributed to the member.

Summary of Cash Flow

The following table provides detailed information about the net cash flow for all financial statement periods presented in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Net cash provided by (used in) operating activities	$(118,851)	$252,254	$762,671	$1,230,920
Net cash used in investing activities	(56,003)	—	(15,103)	(110,923)
Net cash provided by (used in) financing activities	174,854	(235,855)	(830,081)	(1,037,484)
Net change in cash	—	16,399	(82,513)	82,513
Cash and cash equivalents at beginning of period	—	82,513	82,513	—
Cash and cash equivalents at end of period	$—	$98,912	$—	$82,513

The net cash used in operating activities was $118,851 for the six months ended June 30, 2021, as compared to $252,254 net cash provided by operating activities for the six months ended June 30, 2020. For the six months ended June 30, 2021, the net income of $1,256,642 and an increase in accounts receivable of $116,707, offset by the paycheck protection program loan forgiveness of $709,189, a decrease in inventory of $579,470 and a decrease in related party payable of $118,375, were the primary drivers for cash used in operations. For the six months ended June 30, 2020, the net income of $796,628, an increase in accounts receivable of $124,153 and an increase in accounts payable and cash overdraft of $101,367, offset by a decrease in inventory of $670,200 and a decrease in accrued expenses of $174,573, were the primary drivers for cash provided by operations.

The net cash provided by operating activities was $762,671 for the year ended December 31, 2020, as compared to $1,230,920 for the year ended December 31, 2019. For the year ended December 31, 2020, the net income of $1,569,379, offset by a decreased in inventory of $646,942, a decrease in accrued expenses of $219,863 and a decrease in accounts receivable of $138,108, were the primary drivers for cash provided by operations. For the year ended December 31, 2019, the net income of $1,613,531 and an increase in accrued expenses of $173,381, offset by a decrease in accounts payable and cash overdraft of $394,503 and a decrease in inventory of $154,183, were the primary drivers for cash provided by operations.

Net cash used in investing activities was $56,003 for the six months ended June 30, 2021. There were no investing activities for the six months ended June 30, 2020. Net cash used in investing activities was $15,103 for the year ended December 31, 2020, as compared to $110,923 for the year ended December 31, 2019. The net cash used in financing activities for all periods consisted entirely of purchases of property and equipment.

Net cash provided by financing activities was $174,854 for the six months ended June 30, 2021, as compared to $235,855 net cash used in financing activities for the six months ended June 30, 2020. The net cash provided by financing activities for the six months ended June 30, 2021 consisted of paycheck protection program loan proceeds of $356,439 and term loan funds of $291,642, offset by member distributions of $473,227, while the net cash used in financing activities for the six months ended June 30, 2020 consisted of member distributions of $544,995 and term loan repayments of $342,026, offset by paycheck protection program loan proceeds of $352,750 and term loan funds of $298,416.

Net cash used in financing activities was $830,081 for the year ended December 31, 2020, as compared to $1,037,484 for the year ended December 31, 2019. The net cash used in financing activities for the year ended December 31, 2020 consisted of member distributions of $3,991,495, payments on line of credit of $1,197,740 and repayments on notes payable of $379,069, offset by contributions from members of $2,407,076, proceeds from line of credit of $1,937,397, paycheck protection program loan proceeds of $352,750 and proceeds from note payables of $41,000, while the net cash used in financing activities for the year ended December 31, 2019 consisted of member distributions of $5,423,545 and repayments on notes payable of $659,452, offset by member contributions of $4,374,513 and proceeds from note payables of $671,000.

Debt

On June 26, 2020, Doctors Scientific Organica entered into a revolving line of credit with a bank, which permitted borrowings up to $750,000, and bears interest at 3.5%. As of June 30, 2021, the balance of the line of credit was $740,127.

Contractual Obligations

Our principal commitments consist mostly of obligations under the loans described above, the operating leases described under “Business — Facilities” and pricing/margin structures for products established with our clients. We do not have any purchase obligations with any suppliers.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

Effective January 1, 2019, we now evaluate revenue recognition based on the criteria set forth in ASC 606, Revenue from Contracts with Customers. We adopted the new revenue recognition standard using the modified retrospective method to undelivered performance obligations on existing contracts which resulted in no impact to retained earnings.

We evaluate and recognize revenue by:

•        identifying the contract(s) with the customer;

•        identifying the performance obligations in the contract;

•        determining the transaction price;

•        allocating the transaction price to performance obligations in the contract; and

•        recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

We primarily generate revenues by manufacturing and packaging of nutraceutical products as a contract manufacturer for customers. The majority of our revenue is recognized when we satisfy a single performance obligation by transferring control of our products to a customer. Control is generally transferred when our products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. Our general payment terms are short-term in duration. We do not have significant financing components or payment terms. We did not have any material unsatisfied performance obligations at June 30, 2021 or December 31, 2020.

Distribution expenses to transport our products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Inventory, net.    Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost (first-in, first-out) (replacement cost or net realizable value). An allowance for inventory obsolescence is provided for slow moving or obsolete inventory to write down historical cost to net realizable value. We primarily perform manufacturing for nutraceuticals in the form of powders, tablets and capsules. The allowance for obsolescence is an estimate established through charges to cost of goods sold. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, analysis of slow moving inventory, analysis of the selling price of inventory, the predetermined shelf life of the product, and management’s judgment with respect to current economic conditions. Given the nature of the inventory, it is reasonably possible that our estimate of the allowance for obsolescence will change in the near term.

Long-Lived Assets.    We assess potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. We had no impairment of long-lived assets at June 30, 2021 and December 31, 2020.

Stock-based Compensation.    We recognize expense for stock options and warrants granted over the vesting period based on the fair value of the award at the grant date, are valued using a Black-Scholes option pricing model to determine the fair market value of the stock options. We calculate the amount of tax benefit available by tracking each stock option award on an employee-by-employee basis and on a grant-by-grant basis. We then compare the recorded expense to the tax deduction received for each stock option grant.

CORPORATE HISTORY AND STRUCTURE

Our company was incorporated in the State of Delaware on February 2, 2017 under the name Bonne Santé Group, Inc. On August 4, 2021, we changed our name to Smart for Life, Inc. in connection with the acquisition of Doctors Scientific Organica described below.

Acquisition of Bonne Santé Natural Manufacturing

On March 8, 2018, we acquired 51% of Millenium Natural Manufacturing Corp. and Millenium Natural Health Products Inc. for a purchase price of $2,140,272. On October 8, 2019, we entered into an agreement to acquire the remaining 49% of these companies for a purchase price of $100,000, which was completed on October 8, 2019.

Millenium Natural Manufacturing Corp. was originally incorporated in the State of Florida on March 12, 1998 under the name Millenium Natural Health Products Inc. On March 24, 2003, its name was changed to Millenium Natural Manufacturing Corp. Millenium Natural Health Products Inc. was originally incorporated in the State of Florida on February 5, 2002 under the name Millenium Natural Manufacturing Corp. On March 24, 2003, its name was changed to Millenium Natural Health Products Inc. On September 30, 2020, we changed the name of Millenium Natural Manufacturing Corp. to Bonne Sante Natural Manufacturing, Inc., or Bonne Santé Natural Manufacturing, and on November 24, 2020, we merged Millenium Natural Health Products Inc. into Bonne Santé Natural Manufacturing to better reflect our vertical integration.

Based in Doral, Florida, Bonne Santé Natural Manufacturing operates a 22,000 square foot manufacturing facility. From inception through June 30, 2021, it has manufactured nutritional products for approximately 240 companies.

Acquisition of Doctors Scientific Organica

On February 11, 2020, we entered into securities purchase agreement, which was amended on July 7, 2020 and June 4, 2021, to acquire Doctors Scientific Organica, LLC d/b/a Smart for Life, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C. and U.S. Medical Care Holdings, L.L.C. On July 1, 2021, the acquisition was completed.

The total purchase price is $12,000,000 (subject to adjustment), comprised of (i) $6,000,000 in cash (subject to adjustment), (ii) a 6% secured subordinated convertible promissory note in the principal amount of $3,000,000 and (iii) a 6% secured subordinated promissory note in the principal amount of $3,000,000.

The purchase price is subject to a post-closing working capital adjustment provision. On or before the 90th day following the closing, we must deliver to the seller a balance sheet as of the closing date and our calculation of the closing working capital (as defined in the securities purchase agreement). If such closing working capital exceeds a minimum working capital equal to the average monthly working capital for the twelve-month period ended April 30, 2021 (subject to certain exceptions set forth in the securities purchase agreement), then then we must promptly (and, in any event, within fifteen (15) days) pay to the seller an amount in cash that is equal to such excess. If such minimum working capital exceeds the closing working capital, then the seller must promptly (and, in any event, within fifteen (15) days) pay to us an amount in cash that is equal to the deficiency.

Doctors Scientific Organica, LLC was originally incorporated in the State of Nevada on February 16, 2006. On September 28, 2015, it converted to a Florida company. Oyster Management Services, Ltd. was originally organized in the State of Florida on April 1, 2003. Lawee Enterprises, L.L.C. was originally organized in the State of Florida on January 3, 2005. U.S. Medical Care Holdings, L.L.C. was originally organized in the State of Florida on April 1, 2003.

On August 27, 2021, we transferred all of the equity interests of Oyster Management Services, Ltd., Lawee Enterprises, L.L.C. and U.S. Medical Care Holdings, L.L.C. to Doctors Scientific Organica, LLC. As a result, these entities are now wholly owned subsidiaries of Doctors Scientific Organica, LLC. In this prospectus, we collectively refer to Doctors Scientific Organica, LLC and its consolidated subsidiaries as Doctors Scientific Organica.

Doctors Scientific Organica manufactures, sells and owns the Smart for Life brand of natural health and wellness meal replacement products.

Establishment of Canadian Subsidiary

On August 24, 2021, we established Smart for Life Canada Inc. as a wholly owned subsidiary of Doctors Scientific Organica in Canada. This subsidiary sells retail products through a retail store location in Montreal Canada and the same location also acts as distribution center for our international direct to consumer and big box customers. We maintain inventory and employees at this location.

Acquisition of Nexus

On July 21, 2021, we entered into a securities purchase agreement, which was amended on November 8, 2021, to acquire all of the issued and outstanding capital stock of Nexus. On November 8, 2021, the acquisition was completed.

The total purchase price is $6,000,000 (subject to adjustment), comprised of (i) $2,200,000 in cash (subject to adjustment), (ii) a 5% secured subordinated convertible promissory note in the principal amount of $1,900,000 and (iii) a 5% secured subordinated promissory note in the principal amount of $1,900,000.

The purchase price is subject to a post-closing working capital adjustment provision. On or before the 90th day following the closing, we must deliver to the seller a balance sheet as of the closing date and our calculation of the closing working capital (as defined in the securities purchase agreement). If such closing working capital exceeds a minimum working capital equal to the average monthly working capital for the twelve-month period ended July 31, 2021 (subject to certain exceptions set forth in the securities purchase agreement), then then we must promptly (and, in any event, within fifteen (15) days) pay to the seller an amount in cash that is equal to such excess. If such minimum working capital exceeds the closing working capital, then the seller must promptly (and, in any event, within fifteen (15) days) pay to us an amount in cash that is equal to the deficiency.

Nexus was incorporated in the State of Florida on October 10, 2016.

Nexus is a network platform in the affiliate marketing space.

Corporate Structure

The following charts depicts our organization structure before and after this offering.

Pre-Offering

Management
Minority Stockholders
89%
11%
Smart for Life, Inc.
(Delaware)
100%
100%
100%
Bonne Sante Natural Manufacturing, Inc.
(Florida)
Doctors Scientific Organica, LLC
(Florida)
Nexus Offers, Inc.
(Florida)
100%
100%
100%
100%
Oyster Management Services, Ltd.
(Florida)
Lawee Enterprises, L.L.C.
(Florida)
Smart for Life Canada Inc.
(Canada)
U.S. Medical Care Holdings, L.L.C.
(Florida)

Post-Offering

Management
Minority Stockholders
Public Offering Investors
%
%
%
Smart for Life, Inc. (Delaware)
100%
100%
100%
Bonne Sante Natural Manufacturing, Inc. (Florida)
Doctors Scientific Organica, LLC (Florida)
Nexus Offers, Inc. (Florida)
100%
100%
100%
100%
Oyster Management Services, Ltd. (Florida)
Lawee Enterprises, L.L.C. (Florida)
Smart for Life Canada Inc. (Canada)
U.S. Medical Care Holdings, L.L.C. (Florida)

BUSINESS

Overview

We are engaged in the development, marketing, manufacturing, acquisition, operation and sale of a broad spectrum of nutritional and related products with an emphasis on health and wellness. Structured as a global holding company, we are executing a buy-and-build strategy with serial accretive acquisitions creating a vertically integrated company with an objective of aggregating companies generating a minimum of $300 million in revenues within the next thirty-six months. To drive growth and earnings, we are developing proprietary products as well as acquiring other profitable companies, encompassing brands, manufacturing and distribution channels.

Our Business Model

We are engaged in a comprehensive program to develop a robust pipeline of prospective acquisitions in addition to the companies currently operated by us. Our management has significant experience in locating and evaluating prospective target operating companies. We have also entered into buy-side agreements with certain advisers and consultants to assist management in identifying and evaluating prospective target operating companies.

We plant to acquire target companies utilizing a combination of cash, promissory notes, earnouts and public company stock, generally at 4x to 6x trailing adjusted EBITDA. Aside from our first acquisition described below, we intend on paying no more than 60% cash on any acquisition that we execute with a target of 50%. The remainder is allocated between stock and a note and/or earnout with a heavier weighting toward the former. Although the acquisition consideration is structured, we believe that our acquisitions will provide three distinct benefits to the principals of an acquisition. First, a significant liquidity event. Second, the creation of a significant equity position in an emerging growth public company. Third, ongoing employment at customary industry compensation.

Over the next 24 months, we plan to acquire multiple companies aggregating a minimum of $100 million in annualized revenues with the number of prospective acquisitions in the pipeline representing over $50 million in additional revenue. The nutritional products industry is highly fragmented with a large pool of companies generating less than $20 million in revenues representing significant opportunity for industry consolidation.

We do not currently have sufficient capital to complete these acquisitions. We intend to raise capital for additional acquisitions primarily through debt financing at our operating company level, additional equity offerings by our company, or by undertaking a combination of any of the above. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

There is no guarantee that we will be able to acquire additional businesses under the terms outlined above or that we will be able to find additional acquisition candidates should we terminate our plans for any of our current acquisition targets.

Our Industry

The nutraceutical industry focuses on nutritional supplements intended to improve longevity, sports fitness and provide health benefits in addition to the basic nutritional value present in food. Most people are familiar with various nutraceutical products — and have likely used them — even if they are unfamiliar with the industry name. Nutraceuticals comprise such commonly used items as herbal products, specific diet products, vitamins, processed foods and beverages, functional foods, isolated nutrients and other dietary products. The following table prepared by the Council for Responsible Nutrition (www.crnusa.org), or CRN, depicts the types of supplements taken by the population in the different indicated categories beginning in 2018 and estimated through 2027. We sell products across all of these product categories, and we believe that our market share in each of these categories is currently less than 1%.

SOURCE: Council for Responsible Nutrition

The nutraceutical industry has experienced significant growth across the globe, propelled by the increasing age expectancies and associated increases in diseases of aging and lifestyle. A shift in demographics has also allowed manufacturers to benefit in recent years. The number of Americans ages 65 and older is projected to nearly double from 52 million in 2018 to 95 million by 2060, and the 65-and-older age group’s share of the total population will rise from 16% to 23%. Moreover, the CRN reported 77% of U.S. adults take dietary supplements. With respect to the types of supplements being taken, CRN’s 2019 survey found that vitamins and minerals continue to be the most commonly consumed supplement category, with 76% of Americans having taken these products in the past twelve months.

According to a study by Grand View Research, Inc., amid the COVID-19 crisis, the global market for nutraceuticals is projected to grow from $412.7 billion in the year 2020 and reach $722.5 billion by 2027, growing at a CAGR of 8.3% over the analysis period. As a specific segment in the overall global nutraceutical market, functional foods accounted for the largest share in 2019 and generated revenue of $187.51 billion on a standalone basis.

The nutraceuticals market in the United States is estimated at $104.5 billion in the year 2021 according to Global Industry Analysts Inc. The U.S. currently accounts for a 34.57% share in the global market. Among the other noteworthy geographic markets are China, Japan and Canada, each forecast to grow at 9.6%, 6.3% and 6.7%, respectively, over the analysis period. Within Europe, Germany is forecast to grow at approximately 7.1% CAGR.

Nutraceuticals are garnering immense attention in recent years due to various trends including changing lifestyles, burgeoning middle-class segment across emerging economies, transforming dietary habits, aging population, and increased life expectancy. In addition, the focus of R&D based pharmaceutical sector on expensive specialty drugs is increasing the burden on the healthcare system as well as resulting in higher out-of-pocket costs for drugs driving the focus on prevention than intervention. The self-care trend across the world is driving strong demand for nutraceuticals including superfoods, food and dietary supplements, sports nutrition, and functional foods and beverages. Given the hectic lifestyles and the lack of time for consumption of the required nutrients through regular diet, the need for replenishing such essential nutrients is increasing. In this context, nutraceuticals are emerging to be the solution for meeting this requirement. Nutraceuticals are considered to be the vital link between health and food.

The market is also experiencing strong demand for personalized approaches to wellness that is driving product innovation in the areas of weight management, sports nutrition, and healthy snacking. Other noteworthy trends benefiting market prospects in the near term include emergence of clean labeling as a new norm owing to increasing focus of consumers on ingredient list on the product; innovative delivery technologies such as microencapsulation, which protects the product from adverse conditions such as light and air.

To our knowledge, the projections above for future periods do not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those projections may be overstated and should not be given undue weight. At this time, we cannot predict the exact effects of the pandemic.

As the overall population continues to turn to healthier living in hopes of offsetting rising healthcare expenditures and preventing general subpar health conditions, we believe that the demand for nutraceutical industry products will resemble a similar trend.

Our Operating Subsidiaries

Bonne Santé Natural Manufacturing

Bonne Santé Natural Manufacturing is a nutraceutical contract manufacturer. Since 1998, our strong manufacturing capabilities and dedication to our clients has enabled us to build relationships with hundreds of customers throughout the United States and around the world, including South America, Central America and Europe. We specialize in a wide variety of products to fill our client’s needs, from the private labeling of vitamins, dietary supplements, nutraceuticals, sport nutrition and broad-spectrum nutritional supplements. Our experienced team of scientists, formulators, and manufacturing experts have the years of knowledge necessary to take our client’s concepts all the way from initial idea to finished product. In addition, we can provide the support for a simple and cost-effective “turn key” solution to manufacturing existing formulations.

To meet the specific demands of any order, we have state-of-the-art manufacturing and packaging lines to decrease cost and maximize efficiencies. We certify that all products and labels meet stringent FDA requirements and our quality control associates will continually monitor the entire process until products are delivered. Our goal is to exceed our customer’s expectations with respect to product quality, service and price.

Doctors Scientific Organica

Doctors Scientific Organica manufactures, sells and owns the Smart for Life brand of natural health and wellness meal replacement products. The brand includes proprietary hunger suppressing functional foods that are designed to work with the body’s natural ability to lose weight. The program uses an exact protein-to-sugar ratio, a low glycemic index and glycemic load as well as multiple small meals throughout the day to deliver specific amounts of protein, super fibers and complex carbs to suppress hunger, keep sugar and insulin low and trigger the body’s release of the fat releasing hormone glucagon.

Our Smart for Life products deliver:

•        Hunger controlling protein mix

•        No toxins or preservatives

•        The right amount of protein per calorie ratio

•        NO insulin spike, lets glucagon do its job

•        A small amount of essential good fats

•        Right amount of complex carbs

Doctors Scientific Organica also develops premium supplements and commodities that will promote optimal health and wellness. This natural product line uses simple quality ingredients to help create a more sustainable lifestyle. Doctors Scientific Organica has over 15 years of experience providing high-quality products to premium retail locations and companies. Doctors Scientific Organica branded vitamins and supplements are also being sold through Amazon, and this sales channel is becoming a major contributor to the growth of the brand online. All products are packaged in eco-friendly and bio-degradable packaging.

Manufacturing, Distribution and Quality Control

Bonne Santé Natural Manufacturing operates a 22,000 square foot manufacturing facility in Doral, Florida. This facility primarily focuses on the contract manufacturing of vitamins and supplements, with a particular emphasis on the production of tablets, capsules and powders, along with turn-key solutions for packaging these health and wellness products in a wide variety of bottles, jars, sachets and stick packs. From inception through June 30, 2021, it has manufactured nutritional products for approximately 240 companies.

Doctors Scientific Organica operates a 30,000 square foot manufacturing facility in Riviera Beach, Florida. This facility is primarily focused on the production of natural health and wellness meal replacement products, including nutrition bars, cookies, soups and shakes, as well as some vitamin and supplement capabilities such as powders.

All our manufacturing operations are subject to GMPs promulgated by the FDA and other applicable regulatory standards. We believe our manufacturing processes comply with the GMPs for dietary supplements or foods, and our manufacturing and distribution facilities generally have sufficient capacity to meet our current business requirements and our currently anticipated sales. We place special emphasis on quality control. We assign lot numbers to all raw materials and initially hold them in quarantine while our quality department evaluates them for compliance with established specifications. Once released, we retain samples and process the material according to approved formulas by blending, mixing and technically processing as necessary. We manufacture products in final delivery form as a capsule, tablet, powder, or nutrition bar. After a product is manufactured, our laboratory analysts test its weight, purity, potency, disintegration and dissolution, if applicable, utilizing both internal equipment and third-party labs. We hold the product in quarantine until we complete the quality evaluation and determine that the product meets all applicable specifications before packaging. When the manufactured product meets all specifications, our automated packaging equipment packages the product with at least one tamper-evident safety seal and affixes a label, an indelible lot number and, in most cases, the expiration or “best by” date.

Our manufacturing operations are designed to allow low-cost production of a wide variety of products of different quantities, physical sizes and packaging formats, while maintaining a high level of customer service and quality. Flexible production line changeover capabilities and reduced cycle times allow us to respond quickly to changes in manufacturing schedules and customer demands.

We have inventory control systems at our facilities that track each manufacturing and packaging component as we receive it from our supply sources through manufacturing and shipment of each product to customers. To facilitate this tracking, most products we sell are bar coded. We believe our distribution capabilities increase our flexibility in responding to our customers’ delivery requirements.

Raw Materials and Suppliers

In fiscal 2020, we spent approximately $1,110,000 on raw materials, excluding packaging and similar product materials. The principal raw materials required in our operations are vitamins, minerals, herbs, and gelatin. We believe that there are adequate sources of supply for all our principal raw materials, and in general we maintain two to three suppliers for many of our raw materials. From time to time, weather or unpredictable fluctuations in the supply and demand may affect price, quantity, availability, or selection of raw materials. We believe that our strong relationships with our suppliers yield high quality, competitive pricing, and overall good service to our customers. Although we cannot be sure that our sources of supply for our principal raw materials will be adequate in all circumstances, we believe that we can develop alternate sources in a timely and cost-effective manner if our current sources become inadequate. During fiscal 2020, no one raw material supplier accounted for more than 10% of our raw material purchases. Due to availability of numerous alternative raw material suppliers, we do not believe that the loss of any single raw material supplier would have a material adverse effect on our consolidated financial condition or results of operations. See “Risk Factors — Risks Related to Our Business and Industry — An increase in the price and shortage of supply of key raw materials could adversely affect our business.”

Sales and Marketing

We employ many different techniques and strategies within our marketing initiatives. These include direct to consumer outreach, use of influencers, Facebook targeting, focused e-mail campaigns, TV/Video spots and traditional media. Our marketing goal is always to increase visibility and relevance of our brands in the minds of our customers and potential customers. We hope to expand our programs to include experimental marketing techniques in the future.

We recently acquired Nexus, which we believe will become a value-added component of our marketing strategies. Nexus operates a cost per action/cost per acquisition network. This is an advertising model where publishers are paid for an action that is taken as a direct result of their marketing. Nexus has established long-term relationships with many advertisers and publishers. Nexus also has internal data streams it utilizes to create email lists and produce sales internally to the multitude of advertiser products on the network.

Customers

During fiscal 2020 and 2019, Amazon, individually, accounted for 28% and 24% of Doctors Scientific Organica’s net sales, respectively, and 24% and 19% of our pro forma combined net sales, respectively. Additionally, during fiscal 2020 and 2019, Costco, individually, accounted for 25% and 0% of Doctors Scientific Organica’s net sales, respectively, and 22% and 0% of our pro forma combined net sales, respectively.

We sell products to customers under individual purchase orders placed by them under their standard terms and conditions of sale. These terms and conditions generally include insurance requirements, representations by us with respect to the quality of our products and our manufacturing process, our obligations to comply with law, and indemnifications by us if we breach our representations or obligations. There is no commitment from any customer to purchase from us, or from us to sell to them, any minimum amount of product. The loss of any major customer would have a material adverse effect on us if we were unable to replace that customer. See “Risk Factors — Risks Related to Our Business and Industry — Our major customers account for a significant portion of our consolidated net sales and the loss of any major customer could have a material adverse effect on our results of operations.”

Competition

The nutraceutical industry is highly competitive. Our competitors include a number of large, nationally known brands such as Nature Made (Pharmavite), Nature’s Bounty, GNC, Spectrum (Hain Celestial), Country Life, Garden of Life and Jarrow Formulas, and many smaller brands, manufacturers and distributors. The sales of products through online marketplace platforms such as Amazon and firms’ websites continue to expand. Private label products also provide competition to our products. Whole Foods Market, Walmart, CVS, Walgreens and many health stores also sell a portion of their nutritional supplement offerings under their own private labels. Private label products are often sold at a discount to branded products. We also compete with distributors that sell products to health stores as well as mass market retailers such as United Natural Foods and KeHE Distributors. In addition, several major pharmaceutical companies continue to offer nutritional supplement lines in the mass market, including Centrum (Pfizer and GSK) and One-A-Day (Bayer). Pharmaceutical companies also offer prescription and over-the-counter products that are or may be competitive with nutritional supplements, particularly with regard to certain categories of products. Finally, as the nutraceutical market generally has low barriers to entry, additional competitors enter the market regularly.

Competitive Strengths

Based on management’s belief and experience in the industry, we believe that the following competitive strengths enable us to compete effectively.

•        Proprietary manufacturing facilities.    Bonne Santé Natural Manufacturing and Doctors Scientific Organica own and operate proprietary manufacturing facilities, which allow for a high level of managerial control over all aspects of production, including sourcing, logistics and maintaining the highest levels of quality during the manufacturing process. Through direct ownership, we are able to optimize our sales and marketing practices and provide a completely integrated approach, all solidified by a single manufacturing platform for capsules, tablets, powders and various other delivery methods for all vitamins and supplements. In addition, as a private label contract manufacturer for third parties, we can provide a turnkey solution for brands and retailers who want to minimize their supply chain disruption and maximize their control over product flow to end customers. In addition, as a middle market-sized contract manufacturer, we are not encumbered by the often overly complex processes that our larger competitors may have. We can be nimble and highly adaptable, “flexing” with our customers’ needs as they change over time, which allows us to better service our ever-expanding international client base. We are able to maintain a competitive advantage due to our vertically integrated operational control. This vertical integration also allows us to minimize intellectual property and data security risks, while also eliminating costs, improving focus, optimizing quality and launching with a faster time-to-market for new products. We retain control over every step of the manufacturing processes, allowing us to establish our own institutional advantages and maximize efficiencies.

•        Established and trusted brands.    Smart for Life and Doctors Scientific Organica are well-established brands in the in the health and wellness industry. In particular, Smart for Life products are currently sold in many of the largest big-box retailers in the United States and Canada, including Costco, Walmart, Sam’s Club, BJ’s and Publix, as well as through online channels such as Amazon. Doctors Scientific Organica has established a dedicated following of consumers that are strong believers in the high-quality vitamins and supplements it sells to its customers, along with the eco-friendly and bio-degradable packaging, with Amazon sales numbers continuing to increase as a result.

•        Client focused innovative research and development.    We believe that our research and development team adds significant value to our company and our customers and is a differentiating factor for our company. We strive to be technology driven leveraging technology, science, and innovation in our research and development efforts. We work closely with our clients to create and develop new and exciting products. We frequently work directly with our customers in our research and development labs to create innovative solutions that create value for our customers in a timely manner. Our team works closely with physicians to create novel wholesome products that add nutritional and functional value.

•        Ability to market through captive marketing subsidiary.    We believe that our subsidiary, Nexus, allows us access to a broad spectrum of marketing tools to be utilized across the entire spectrum of our products. The barrier to entry in the affiliate/digital marketing space is high and we believe that having an experienced management team and existing customer base accessible to all of our other brands in our portfolio will allow us to drive sales and revenue of existing products as well as test new product offerings generated through our research and development.

Growth Strategies

We will strive to grow our business by pursuing the following growth strategies.

•        Acquisition of additional businesses.    Over the next 24 months, we plan to acquire multiple companies aggregating a minimum of $100 million in annualized revenues with the number of prospective acquisitions in the pipeline representing over $50 million in additional revenue. The nutritional products industry is highly fragmented with a large pool of companies generating less than $20 million in revenues representing significant opportunity for industry consolidation.

•        Increase sales from existing and new customers.    We expect to continue to drive growth for our consumer products branded business through our increased focus on our top brands and continued expansion in various health and wellness categories, which we expect to result in incremental shelf space with existing customers and new customer additions. We expect that our focus on delivering tangible benefits to consumers through product innovation will not only benefit us but also benefit our customers. Our ability to supply both branded and private label products broadens and deepens our partnerships with key retail customers, providing us more opportunities for category leadership and growth. We view the private label business as an important and valuable service that we provide to key accounts.

•        Further penetrate international markets.    Our products are currently marketed and sold in approximately two countries. In fiscal 2020, approximately 22% of our sales (on a pro forma combined basis) were to customers outside the United States. We plan to capitalize on our marketing and distribution capabilities to drive incremental international sales of our consumer product brands in emerging markets, which are characterized by a rising middle class and a strong demand for high quality nutritional and wellness products from U.S.-based manufacturers.

•        Drive productivity through operational efficiencies.    We expect to continue to focus on improving efficiency across our operations to allow us to reduce costs in our manufacturing facilities as well as across our overhead cost areas. Our recent acquisition of Doctors Scientific Organica significantly increased our production capacity. In addition, we have launched an initiative to optimize our product portfolio, which we expect will enable further efficiencies across our manufacturing network. We are also introducing new initiatives that leverage automation, standardization and simplification and are expected to increase productivity across our operations.

Intellectual Property

We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. We own or have rights to material trademarks or trade names that we use in conjunction with the sale of our products, including the Smart for Life and Doctors Scientific Organica brand names. We also own website domain names and have proprietary methodologies that we use in our manufacturing businesses. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods, including trademark, patent and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. We are also a party to several intellectual property license agreements relating to certain of our products. The duration of our trademark registrations is generally 10, 15 or 20 years, depending on the country in which the marks are registered, and we can renew the registrations. The scope and duration of our intellectual property protection varies throughout the world by jurisdiction and by individual product. Our global trademark portfolio, with the aforementioned registration durations, consists of our core marks for our business and our proprietary product brands which drive significant brand awareness for all of our businesses. Our proprietary product formulas and recipes, maintained as trade secrets, are significant to our growth and success as they form the foundation for our production and sales of effective, high quality products.

Facilities

Our corporate offices are located at 990 Biscayne Blvd., Suite 503, Miami, Florida 33132.

Bonne Santé Natural Manufacturing is located at 10575 N.W. 37th Terrace, Doral, Florida 33178. It operates a 22,000 square foot manufacturing facility at this address. The building housing this manufacturing facility is under a 5-year lease ending in June 2022, at the rental rate of $325,000 per year. Bonne Santé Natural Manufacturing has an option to renew this lease for an additional three years with a 3% annual increase in the rental amount.

Doctors Scientific Organica’s manufacturing and corporate offices are located at 1210 W 13th St, Riviera Beach, Florida 33404. It operates a 30,000 square foot manufacturing facility at this address. The building housing this manufacturing facility is under a five-year lease ending in August 2023 at the rental rate of $296,040 per year. Doctors Scientific Organica has an option to renew this lease for an additional three years with a 3% annual increase in the rental amount.

Our Canadian subsidiary Smart for Life Canada Inc. operates a retail store located at 6525 Décarie Boulevard, Suite GR-3, Montreal, Quebec, Canada H3W-3E3. This location also acts as a distribution center for our international direct to consumer and big box customers. Smart for Life Canada Inc. rents this facility under a three-year lease agreement ending in September 2024 at the rental rate of C$37,570.50 per year (approximately US$46,734), plus its 3.53% proportionate share of real estate taxes and operating expenses.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our business.

Employees

Across all operating units, we currently have approximately 107 employees with approximately 70 of such employees being engaged in our manufacturing operations and the balance being engaged in management or middle management. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Regulation

Our business is subject to varying degrees of regulation by a number of government authorities in the United States, including the FDA, the FTC, the CPSC, the USDA and the EPA. Various agencies of the state and localities in which we operate and in which our products are sold also regulate our business.

The areas of our business that these and other authorities regulate include, among others:

•        product claims and advertising;

•        product labels;

•        product ingredients; and

•        how we manufacture, package, distribute, import, export, sell and store our products.

In addition, our products sold in foreign countries are also subject to regulation under various national, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs.

As a result of the acquisition of Nexus, we are also subject to laws and regulations generally applicable to providers of digital marketing services, including federal and state laws and regulations governing data security and privacy, unfair and deceptive acts and practices, advertising and content regulation.

We are also subject to a variety of other regulations in the United States, including those relating to taxes, employment, import and export, and intellectual property.

Food and Drug Administration

The Dietary Supplement Health and Education Act of 1994, or DSHEA, amended the Federal Food, Drug, and Cosmetic Act, or the FDC Act, to establish a new framework governing the composition, safety, labeling, manufacturing and marketing of dietary supplements. Generally, under the FDC Act, dietary ingredients (i.e., vitamins; minerals; herb or other botanical; amino acids; or dietary substances for use by humans to supplement diet by increasing total dietary intake; or any concentrate, metabolite, constituent, extract or combination of any of the above) that were marketed in the United States prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. New dietary ingredients (i.e., dietary ingredients that were not marketed in the United States before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must provide the FDA evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. The FDA may determine that a new dietary ingredient notification does not provide an adequate basis to conclude that a dietary ingredient is reasonably expected to be safe. Such a determination could prevent the marketing of such dietary ingredient.

In 2011 and 2016, the FDA issued draft guidance setting forth recommendations for complying with the new dietary ingredient notification requirement. Although FDA guidance is non-binding and does not establish legally enforceable responsibilities, and companies are free to use an alternative approach if the approach satisfies the requirements of applicable laws and regulations, FDA guidance is a strong indication of the FDA’s current thinking on the topic discussed in the guidance, including its position on enforcement. At this time, it is difficult to determine whether the 2016 draft guidance (which replaced the 2011 draft guidance), if finalized, would have a material impact on our operations. However, if the FDA were to enforce the applicable statutes and regulations in accordance with the draft guidance as written, such enforcement could require us to incur additional expenses, which could be significant, and negatively impact our business in several ways, including, but not limited to, enjoining the manufacturing of our products until the FDA determines that we are in compliance and can resume manufacturing, increasing our liability and reducing our growth prospects.

The FDA or other agencies could take actions against products or product ingredients that, in their determination, present an unreasonable health risk to consumers that would make it illegal for us to sell such products. In addition, the FDA could issue consumer warnings with respect to the products or ingredients in such products that are sold in our stores. Such actions or warnings could be based on information received through FDC Act-mandated reporting of serious adverse events.

We take a number of actions to ensure the products we sell comply with the FDC Act. Some of these actions include maintaining and continuously updating a list of restricted ingredients that will be prohibited from inclusion in any products that we sell. In addition, we have developed and maintain a list of ingredients that we believe comply with the applicable provisions of the FDC Act. As is common in our industry, we rely on some third-party vendors to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnification and/or insurance from our vendors. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations. A removal or recall could also result in negative publicity and damage to our reputation that could reduce future demand for our products. In the past, we have attempted to offset any losses related to recalls and removals with reformulated or alternative products; however, there can be no assurance that we would be able to offset all or any portion of losses related to any future removal or recall.

The FDC Act permits structure/function claims to be included in labels and labeling for dietary supplements without FDA pre-market approval. However, companies must have substantiation that the claims are “truthful and not misleading”, and must submit a notification with the text of the claims to the FDA no later than 30 days after marketing the dietary supplement with the claims. Permissible structure/function claims may describe how a particular nutrient or dietary ingredient affects the structure, function or general well-being of the body, or characterize the documented mechanism of action by which a nutrient or dietary ingredient acts to maintain such structure or function. The label or labeling of a product marketed as a dietary supplement may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease (i.e. a disease claim). If the FDA determines that a particular structure/function claim is an unacceptable disease claim that causes the product to be regulated as a drug, a conventional food claim or an unauthorized version of a “health claim,” or, if the FDA determines that a particular claim is not adequately supported by existing scientific data or is false or misleading in any particular, we would be prevented from using the claim and would have to update our product labels and labeling accordingly.

In addition, DSHEA provides that so-called “third-party literature,” e.g., “a publication, including an article, a chapter in a book, or an official abstract of a peer-reviewed scientific publication that appears in an article and was prepared by the author or the editors of the publication” supplements, when reprinted in its entirety, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. Such literature: (1) must not be false or misleading; (2) may not “promote” a particular manufacturer or brand of dietary supplement; (3) must present a balanced view or is displayed or presented with other such items on the same subject matter so as to present a balanced view of the available scientific information; (4) if displayed in an establishment, must be physically separate from the dietary supplements; and (5) should not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any continued dissemination could subject our product to regulatory action as an illegal drug.

In June 2007, pursuant to the authority granted by the FDC Act as amended by DSHEA, the FDA published detailed GMP regulations that govern the manufacturing, packaging, labeling and holding operations of dietary supplement manufacturers. The GMP regulations, among other things, impose significant recordkeeping requirements on manufacturers. The GMP requirements are in effect for all dietary supplement manufacturers, and the FDA conducts inspections of dietary supplement manufacturers pursuant to these requirements. There remains considerable uncertainty with respect to the FDA’s interpretation of the regulations and their actual implementation in manufacturing facilities.

In addition, the FDA’s interpretation of the regulations governing dietary supplements will likely change over time as the agency becomes more familiar with the industry and the regulations. The failure of a manufacturing facility to comply with the GMP regulations renders products manufactured in such facility “adulterated,” and subjects such products and the manufacturer to a variety of potential FDA enforcement actions. In addition, under the Food Safety Modernization Act, or FSMA, which was enacted in January 2011, the manufacturing of dietary ingredients contained in dietary supplements will be subject to similar or even more burdensome manufacturing requirements, which will likely increase the costs of dietary ingredients and will subject suppliers of such ingredients to more rigorous inspections and enforcement. The FSMA will also require importers of food, including dietary supplements and dietary ingredients, to conduct verification activities to ensure that the food they might import meets applicable domestic requirements.

The FDA has broad authority to enforce the provisions of federal law applicable to dietary supplements, including powers to issue a public warning or notice of violation letter to a company, publicize information about illegal products, detain products intended for import, require the reporting of serious adverse events, require a recall of illegal or unsafe products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the United States courts.

The FSMA expands the reach and regulatory powers of the FDA with respect to the production and importation of food, including dietary supplements. The expanded reach and regulatory powers include the FDA’s ability to order mandatory recalls, administratively detain domestic products, and require certification of compliance with domestic requirements for imported foods associated with safety issues. FMSA also gave FDA the authority to administratively revoke manufacturing facility registrations, effectively enjoining manufacturing of dietary ingredients and dietary supplements without judicial process. The regulation of dietary supplements may increase or become more restrictive in the future.

Federal Trade Commission

The FTC exercises jurisdiction over the advertising of dietary supplements and other health-related products and requires that all advertising to consumers be truthful and non-misleading. The FTC actively monitors the dietary supplement space and has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. FTC enforcement actions may result in consent decrees, cease and desist orders, judicial injunctions and the payment of fines with respect to advertising claims that are found to be unsubstantiated.

Environmental Regulation

Our facilities and operations, in common with those of similar industries making similar products, are subject to many federal, state, provincial and local requirements, rules and regulations relating to the protection of the environment and of human health and safety, including those regulating the discharge of materials into the environment. We continually examine ways to reduce our emissions, minimize waste and limit our exposure to any liabilities, as well as decrease costs related to environmental compliance. Costs to comply with current and anticipated environmental requirements, rules and regulations and any estimated capital expenditures for environmental control facilities are not anticipated to be material when compared with overall costs and capital expenditures. Accordingly, we do not anticipate that such costs will have a material effect on our financial position, results of operations, cash flows or competitive position.

New Legislation or Regulation

Legislation may be introduced which, if passed, would impose substantial new regulatory requirements on dietary supplements and other health products. We cannot determine what effect additional domestic or international governmental legislation, regulations, or administrative orders, when and if promulgated, would have on our business in the future. New legislation or regulations may require the reformulation of certain products to meet new standards, require the recall or discontinuance of certain products not capable of reformulation, impose additional record keeping or require expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Alfonso J. Cervantes, Jr.	71	Executive Chairman of the Board
Ryan F. Zackon	39	Chief Executive Officer and Director
Darren C. Minton	38	President and Director
Alan B. Bergman	52	Chief Financial Officer
Ronald S. Altbach	74	Director
Richard M. Cohen	70	Director(1)
Robert S. Rein, Esq.	77	Director(1)
Roger Conley Wood	53	Director(1)

____________

(1)      Appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.

Alfonso J. Cervantes, Jr.    Mr. Cervantes is the founder of our company and has served as our Executive Chairman since our inception. Mr. Cervantes is also Executive Chairman of Trilogy Capital Group, LLC, or Trilogy, a private equity firm and a principal stockholder, and served as Chairman and Chief Executive Officer of its predecessor, Trilogy Capital Partners, Inc. since 2002. Through more than 35 years as an executive in diversified businesses, Mr. Cervantes has accumulated extensive experience in the public markets with experience in corporate finance and emerging growth companies. His significant corporate finance experience includes mergers and acquisitions, initial public offerings, private placements as well as the reorganization of middle-market companies. Prior to Smart for Life, Inc., Mr. Cervantes was the founder and Vice Chairman of Staffing 360 Solutions, Inc. (NASDAQ: STAF), from 2012 to 2015, where he facilitated, in association with Mr. Minton, multiple acquisitions and drove the company from pure startup to over $100 million in revenues in approximately two years. Mr. Cervantes is a graduate of Webster University with a degree in Communications. We believe Mr. Cervantes is qualified to serve on our board of directors due to his extensive corporate finance experience and knowledge of our company.

Ryan F. Zackon.    Mr. Zackon has served as our Chief Executive Officer since November 2020 and as a member of our board of directors since December 2020. Mr. Zackon possesses significant experience in the nutraceutical industry with an emphasis on the development and implementation of operational and financial initiatives. Prior to joining us, he served as Vice President and Interim Chief Operating Officer for Twinlab Consolidated Holdings, Inc. (OTC: TLCC), a 50-year-old international health and wellness company engaged in the manufacturing, marketing and distribution of a broad array of nutritional products on a global basis, from June 2019 to December 2020. Prior to that, Mr. Zackon served as the Vice President of Operations at Woodfield Distribution, LLC, a third-party logistics provider to the pharmaceutical industry, from January 2018 to June 2019. Prior to that, Mr. Zackon was Chief Operating Officer of Private Label Express, a dietary health and wellness contract manufacturer, from September 2016 to January 2018. He previously also served as the Chief Operating Officer of PDF Security Services, a leading multi-national security consulting firm based in Sacramento, CA. Mr. Zackon is a graduate of The Ohio State with a degree in Psychology. We believe Mr. Zackon is qualified to serve on our board of directors due to his extensive management experience in the nutraceutical industry.

Darren C. Minton.    Mr. Minton has served as our President since September 2017 and as a member of our board of directors since November 2018. Mr. Minton also serves as President of BSNM, managing day-to-day manufacturing operations. Mr. Minton has more than 15 years of capital markets experience in both small and large organizations. Over the years, his capacities have ranged from various executive positions, as well as president and chief executive officer positions with entrepreneurial ventures to established roles reporting to public company boards, with significant leadership and team building skills. Prior to joining us, Mr. Minton was a co-founder and Executive Vice President at Staffing 360 Solutions, Inc. (NASDAQ: STAF), from 2012 to 2017, where he facilitated the company’s alternative public offering and listing on Nasdaq. He previously served as President of Trilogy Capital Partners, Inc. and as an Analyst at Mesa West Capital, a privately held portfolio lender with a multi-billion dollar offering capability headquartered in Los Angeles, as well as First Republic Bank in Palo Alto. Mr. Minton is a graduate of Stanford University with a degree in Economics. We believe Mr. Minton is qualified to serve on our board of directors due to his extensive management and capital markets experience.

Alan B. Bergman.    Mr. Bergman has served as our Chief Financial Officer since January 2021. Mr. Bergman’s expertise includes corporate financial management, mergers and acquisitions, corporate reorganizations, cost reduction and avoidance, financial analysis and reporting, IPO management, contract negotiations, ISO 9000 Quality Systems and SEC reporting and compliance. Prior to joining us, he served as Chief Financial Officer, Vice President Finance at Bright Mountain Media, Inc. (OTCQB: BMTM) from June 2019 to December 2020. Prior to that, he served as Vice President Finance at Greenlane Holdings, Inc. (NASDAQ: GNLN), from December 2018 to May 2019. He previously served as Controller for Woodfield Distribution from October 2013 to February 2018 and as Vice President Finance at Latitude Solutions from May 2011 to March 2013. Mr. Bergman commenced his career in 2000 with Deloitte as a Senior Auditor and subsequently as Audit Manager at Mallah Furman, P.A. and as Senior Auditor at Weinberg & Company, P.A. In addition, Mr. Bergman is also an Adjunct Professor of Accounting at Florida Atlantic University and Millennia Atlantic University. Mr. Bergman received his Master’s in Accounting from University of Miami.

Ronald S. Altbach.    Mr. Altbach has been a member of our board of directors since October 2020. He previously served on our board from our inception until November 2018. Mr. Altbach is a financial services executive with over 35 years of capital markets experience with an emphasis on mergers and acquisitions and the development of strategic relationships. He has served in senior leadership positions in a variety of industries, including investment banking, marketing, consumer and luxury products, and media finance. Mr. Altbach is currently a principal in and Chief Commercial Officer and a director of MPS Infrastructure, Inc., which is engaged in the ownership, development, building and operation of large-scale infrastructure projects with an emphasis on sustainable water and power initiatives across Africa, where he has served since 2017. Mr. Altbach previously was President of Altbachco, LLC, a New York-based investment company which is a principal shareholder in Regeneration Capital Group, a New York-based merchant bank he co-formed with Mr. Cervantes in 2008 and where he served as President from 2009 to 2016. He serves as lead independent director on the board of Catch Media, a cloud-based technology provider with millions of active users across the globe. He previously held the position of Vice Chairman of Rosecliff, Inc., a New York-based merchant bank principally engaged in leveraged buyouts, and Chairman of Paul Sebastian, Inc., a Rosecliff portfolio company that marketed its own fragrance brands, as well as licensed brands, to U.S. and international department stores. Mr. Altbach is a graduate of Cornell University with a degree in Music. We believe Mr. Altbach is qualified to serve on our board of directors due to his extensive capital markets experience.

Richard M. Cohen.    Mr. Cohen will become a member of our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. He previously served on our board from our inception until November 2018. Mr. Cohen is an experienced CEO/CFO at public and private companies. His professional experience includes biotech, financial services and diversified media and he maintains excellent contacts with capital financing sources on and off Wall Street. From 1996 to present, Mr. Cohen has been President of Richard M. Cohen Consultants. He was the CEO, CFO, and Board Member of CorMedix Inc., Bridgewater, NJ, a publicly traded (NYSE) medical device/biotechnology company with an intrapericardial therapy product targeted to markets in the U.S. and Europe, from 2010 to 2013. He has served on the board of directors and as Audit Committee Chair of 20/20 GeneSystems, Inc. (2016 to present), Helix BioMedix, Inc. (2006 to Present), CorMedix Inc. (2010 to 2013), and Rodman & Renshaw (2008 to 2012). Mr. Cohen’s academic credentials include an MBA from Stanford University and B.S. with honors from Wharton School, University of Pennsylvania. We believe Mr. Cohen is qualified to serve on our board of directors due to his extensive board and audit committee experience.

Robert S. Rein, Esq.    Mr. Rein will become a member of our board of directors automatically upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Rein is an attorney and has been practicing law in California since 1971. Since 2008, Mr. Rein has been a Partner in Rein & Associates, a law firm representing businesses and individuals with respect to all aspects of business transactions and matters. His practice primarily consists of handling business, corporate and real estate matters; tax issues; and business and estate planning. Mr. Rein’s experience includes business acquisitions and sales, reorganizations, financings, business and tax planning, and business counselling. His firm has represented both public and private entities. Prior to the formation of Rein & Associates, Mr. Rein was a partner in predecessors to Rein & Associates since 1975. Mr. Rein obtained his B.A. in Economics from Brandeis University and his J.D. from Harvard Law School. Upon graduating law school, Mr. Rein clerked for Judge Milton Conford, the then senior judge of the New Jersey Superior Court, Appellate Division. Mr. Rein is currently the CEO and a member of the board of directors of R Solutions, Inc., a corporation involved in the furniture and other corporate fulfilment business, and Racada Corp., a real estate investment company. We believe that Mr. Rein is well qualified to serve on our board of directors due to his extensive legal and business experience.

Roger Conley Wood.    Mr. Wood will become a member of our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Wood is a seasoned executive with over 25 years of experience serving in C-level positions with various technology and consumer product businesses. He is currently Chairman of Conley Holdings, a private family company with interests in Homebuilding, Fashion, Training & Education, Pet Care, Media & Entertainment and Personal Care sectors. He served as the Chief Executive Officer and Managing Partner of Blue Bear Brands, a marketing consultancy specializing in predicative analytics and machine learning, from 2014 to 2020. He previously held senior management positions with Hearst Corporation, Orca Payments, Amobee Media, Willis Group, Reebok International, Omnipoint Voicestream and Motorola. He has served on the board of directors of numerous private companies and the board of trustees for the Wardlaw-Hartridge School, Global Alumni Board of Harvard Business School, Junior Achievement and the British American Business Council. Mr. Wood obtained his B.A. in Marketing and Statistics from Morehouse College and his Master’s in Business Administration from Harvard University. We believe Mr. Wood is qualified to serve on our board of directors due to his extensive management and prior board experience.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

•        been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

•        had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•        been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•        been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•        been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•        been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

We chose to appoint a separate Chairman of the Board who is not our Chief Executive Officer. Our board of directors has made this decision based on their belief that a separate Chairman of the Board can act as a balance to the Chief Executive Officer, who also serves as a non-independent director.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Once the board establishes committees, it is anticipated that much of the work will be delegated to such committees, which will meet regularly and report back to the full board. It is anticipated that the audit committee will oversee risks related to our financial statements, the financial reporting process, accounting and legal matters, that the compensation committee will evaluate the risks and rewards associated with our compensation philosophy and programs, and that the nominating and corporate governance committee will evaluate risk associated with management decisions and strategic direction.

Independent Directors

Nasdaq’s rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of four (4) directors, one of whom, Mr. Altbach, is independent within the meaning of the Nasdaq’s rules. We have entered into independent director agreements with Messrs. Cohen, Rein and Wood, pursuant to which they have been appointed to serve as independent directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part. As a result of these appointments, we anticipate that our board of directors upon closing of this offering will consist of seven (7) directors, four (4) of whom will be independent within the meaning of Nasdaq’s rules.

Committees of the Board of Directors

Our board intends to establish an audit committee, a compensation and nominating and corporate governance committee, each with its own charter to be approved by the board. Upon completion of this offering, we intend to make each committee’s charter available on our website at www.goedekers.com.

Until such committees are established, our entire board of directors will undertake the functions that would otherwise be undertaken by the committees. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

We expect that Richard M. Cohen, Ronald S. Altbach and Robert S. Rein, each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our audit committee, with Mr. Cohen serving as the chairman. We expect that Mr. Cohen will qualify as “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

It is expected that the audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

We expect that Ronald S. Altbach, Richard M. Cohen and Roger Conley Wood, each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our compensation committee, with Mr. Altbach serving as the chairman. The members of the compensation committee will also be “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

It is expected that the compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) determining the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

We expect that Robert S. Rein, Esq., Ronald S. Altbach and Roger Conley Wood, each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, will serve on our nominating and corporate governance committee, with Mr. Rein serving as the chairman. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

It is expected that the nominating and corporate governance committee will be responsible for, among other things: (i) recommending the number of directors to comprise our board; (ii) identifying and evaluating individuals qualified to become members of the board and soliciting recommendations for director nominees from the chairman and chief executive officer of our company; (iii) recommending to the board the director nominees for each annual stockholders’ meeting; (iv) recommending to the board the candidates for filling vacancies that may occur between annual stockholders’ meetings; (v) reviewing independent director compensation and board processes, self-evaluations and policies; (vi) reviewing and approving related party transactions; (vii) overseeing compliance with our code of ethics; and (viii) monitoring developments in the law and practice of corporate governance.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our stockholders, as discussed below) will include the solicitation of ideas for possible candidates from a number of sources — members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A stockholder may nominate one or more persons for election as a director at an annual meeting of stockholders if the stockholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our company not less than 120 days and not more than 150 days prior to the anniversary date of the preceding year’s annual meeting of stockholders or as otherwise required by requirements of the Exchange Act. In addition, stockholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of stockholders entitled to vote at such meeting.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

EXECUTIVE COMPENSATION

Summary Compensation Table — Years Ended December 31, 2020 and 2019

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Alfonso J. Cervantes, Jr.,	2020	200,000	—	22,500	900	23,328	246,728
Executive Chairman	2019	150,000	—	—	—	17,681	167,681

Ryan F. Zackon,	2020	22,916	—	—	—	—	22,916
Chief Executive Officer(3)	2019	—	—	—	—	—	—

Darren C. Minton,	2020	200,000	—	12,500	100	—	212,600
President	2019	150,000	—	—	—	—	150,000

____________

(1)      The amount is equal to the aggregate grant-date fair value with respect to the awards, computed in accordance with FASB ASC Topic 718.

(2)      Other compensation includes automobile allowances.

(3)      Mr. Zackon was appointed as our Chief Executive Officer on November 15, 2020.

Employment Agreements

On July 1, 2020, we entered into an employment agreement with Mr. Cervantes, our Executive Chairman. Pursuant to the employment agreement, Mr. Cervantes was entitled to an annual base salary of $200,000, which was increased to $250,000 on completion of the Doctors Scientific Organica acquisition on July 1, 2021 and will be increased to $300,000 on completion of an additional bona fide acquisition. In addition, Mr. Cervantes is eligible to receive a bonus of $100,000 for each bona fide acquisition and $250,000 on conclusion of an initial public offering of not less than $10 million. He will also be entitled to an annual bonus of 20% of his base salary based on meeting company objectives and the remainder will be based on meeting mutually agreed employee objections or as otherwise determined by the board. Mr. Cervantes is eligible to participate in all equity incentive plans and other employee benefit plans, including health insurance, commensurate with his position. We also provide Mr. Cervantes an allowance for a late model automobile and related expenses. The term of Mr. Cervantes’ agreement is five years, commencing July 1, 2020 and terminating June 30, 2025. His employment agreement is terminable on 30 days’ notice. However, we may terminate Mr. Cervantes’ employment without notice for cause (as defined in the employment agreement). If we terminate Mr. Cervantes’ employment without cause or due to a disability, he is entitled to twelve (12) months of severance pay equal to the base salary of the current year, which will be paid on a bi-weekly schedule. The employment agreement contains standard confidentiality provisions and restrictive covenants prohibiting Mr. Cervantes from owning or operating a business that competes with our company during the term of his employment.

On November 15, 2020, we entered into an employment agreement with Mr. Zackon, our Chief Executive Officer. Pursuant to the employment agreement, Mr. Zackon was entitled to an annual base salary of $250,000, which will increase to $300,000 after the first year of employment and to $350,000 after the second year of employment. He will also be entitled to receive an annual bonus in an amount between 10% and 20% of his base salary based on meeting mutually agreed employee objectives or as otherwise determined by the board. Mr. Zackon is eligible to participate in all equity incentive plans and other employee benefit plans, including health insurance, commensurate with his position. The term of Mr. Zackon’s agreement commenced on November 15, 2020 and will continue until termination. His employment agreement is terminable on 30 days’ notice. However, we may terminate Mr. Zackon’s employment without notice for cause (as defined in the employment agreement). If we terminate Mr. Zackon’s employment without cause or due to a disability, he is entitled to six (6) months of severance pay equal to the base salary of the current year, which will be paid on a bi-weekly schedule. The employment agreement contains standard confidentiality provisions and restrictive covenants prohibiting Mr. Zackon from owning or operating a business that competes with our company during the term of his employment.

On July 1, 2020, we entered into an employment agreement with Mr. Minton, our President. Pursuant to the employment agreement, Mr. Minton was entitled to an annual base salary of $200,000, which was increased to $250,000 on completion of the Doctors Scientific Organica acquisition on July 1, 2021. In addition, Mr. Minton is eligible to receive a bonus of $25,000 for our first two acquisitions following the date of the employment agreement and $50,000 on conclusion of an initial public offering of not less than $10 million. He will also be entitled to receive an annual bonus of up to 20% of his base salary based on meeting mutually agreed employee objectives or as otherwise determined by the board. Mr. Minton is eligible to participate in all equity incentive plans and other employee benefit plans, including health insurance, commensurate with his position. We also provide Mr. Minton an allowance for a late model automobile and related expenses. The term of Mr. Minton’s agreement is three years, commencing July 1, 2020 and terminating June 30, 2023. His employment agreement is terminable on 30 days’ notice. However, we may terminate Mr. Minton’s employment without notice for cause (as defined in the employment agreement). If we terminate Mr. Minton’s employment without cause or due to a disability, he is entitled to six (6) months of severance pay equal to the base salary of the current year, which will be paid on a bi-weekly schedule. The employment agreement contains standard confidentiality provisions and restrictive covenants prohibiting Mr. Minton from owning or operating a business that competes with our company during the term of his employment.

Outstanding Equity Awards at Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options and unvested shares of restricted stock previously awarded to the executive officers named above at the fiscal year ended December 31, 2020.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Alfonso J. Cervantes, Jr.	1,000,000	—	—	$0.01	09/14/30
Darren C. Minton	250,000	—	—	$0.01	09/14/30

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the executive officers named above, can make voluntary pre-tax contributions.

Potential Payments Upon Termination or Change in Control

As described under “— Employment Agreements” above, Messrs. Cervantes, Zackon and Minton are entitled severance if their employment is terminated without cause.

Director Compensation

No member of our board of directors received any compensation for his services as a director during the fiscal year ended December 31, 2020.

2020 Stock Incentive Plan

On September 14, 2020, our board of directors adopted the Bonne Santé Group, Inc. 2020 Stock Incentive Plan, or the 2020 Plan, which was approved by our stockholders on September 14, 2020. The following is a summary of certain significant features of the 2020 Plan. The information which follows is subject to, and qualified in its entirety by reference to, the 2020 Plan document itself, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder’s continuing service with our company or one or more of its subsidiaries.

All of the permissible types of awards under the 2020 Plan are described in more detail as follows:

Purposes of Plan:    The purpose of the 2020 Plan is to offer selected employees, consultants, advisors and outside directors the opportunity to acquire equity in our company.

Administration of the Plan:    The 2020 Plan is currently administered by the board of directors and will be administered by the compensation committee upon its establishment. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, restrictions and other provisions of awards.

Eligible Recipients:    Persons eligible to receive awards under the 2020 Plan will be those employees, consultants, advisors and outside directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan:    The maximum number of shares of common stock that may be delivered to participants under the 2020 Plan is 2,000,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the 2020 Plan for which the award is canceled, forfeited or expires again become available for grants under the 2020 Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the 2020 Plan. As of the date of this prospectus, no shares remain available for issuance under the 2020 Plan.

Stock Options:

General.    Subject to the provisions of the 2020 Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price.    The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant, as determined in good faith by the administrator. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options.    An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination.    Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant; provided that such term cannot exceed ten years and that such term of an incentive stock option granted to a holder of more than 10% of our voting stock cannot exceed five years. Options will terminate before their expiration date if the holder’s service with us terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of service, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Stock Awards:    Stock awards can also be granted under the 2020 Plan. A stock award is a grant of shares of common stock. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Other Material Provisions:    Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. The board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the 2020 Plan or any outstanding award or may terminate the 2020 Plan as to further grants, provided that no amendment will, without the approval of our stockholders, increase the number of shares available under the 2020 Plan or change the persons eligible for awards under the 2020 Plan. No amendment that would adversely affect any outstanding award made under the 2020 Plan can be made without the consent of the holder of such award.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2019 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•        We have a management services agreement with Trilogy, a company controlled by our Chairman. As of June 30, 2021 and December 31, 2020, the amounts due from the related party are $235,988 and $386,900, respectively.

•        Doctor Scientific Organica rents its operating facility from Scientific Real Estate Holdings, LLC, a non-consolidating company owned by its former sole member, Sasson Moulavi. Rent expense paid to the related party for the six months ended June 30, 2021 and 2020 were $148,020 and $148,020, respectively. As of November 12, 2021, the total rent paid in 2021 is $282,380.

•        Doctor Scientific Organica has provided advances to, and received advances from, Sasson Moulavi and entities related to him. These advances are non-interest bearing with no fixed maturity and are expected to be repaid in the near term. During the six months ended June 30, 2021 and 2020, these advances amounted to $0 and $19,758, respectively, and during the years ended December 31, 2020 and 2019, these advances amounted to $0 and $19,758, respectively. At June 30, 2021 and December 31, 2020, the net balance due to these related parties was $0 and $118,375, respectively.

•        Prior to October 1, 2021, Doctor Scientific Organica sold its products to Smart for Life-Montreal, which was considered a related party due to common ownership by Sasson Moulavi. During the years ended December 31, 2020 and 2019, sales to this related party were $561,041 and $76,305, respectively. At December 31, 2020 and 2019, accounts receivable due from this related party was $0 and $111,218, respectively. Sales to related party for the periods ended for June 30, 2021 and 2020 were $67,930 and $0, respectively. As of October 1, 2021, total sales are $68,601.

Promoters and Certain Control Persons

Alfonso J. Cervantes, Jr., our Executive Chairman and founder, may be deemed a “promoter” as defined by Rule 405 of the Securities Act. For information regarding compensation, including items of value, that have been provided or that may be provided to Mr. Cervantes, please refer to “Executive Compensation” above.

In addition, in 2020, at the same time that we made other compensatory stock and option awards to officers, directors and consultants for prior services, we issued an aggregate of 2,250,000 shares of common stock and an option for the purchase of 1,000,000 shares of common stock at an exercise price of $0.01 to Mr. Cervantes for services rendered.

As noted above, we are also party to a management services agreement with Trilogy, a company controlled by Mr. Cervantes that initially organized our company and provided us with seed capital. In 2020, we issued 6,200,000 shares of common stock to Trilogy as compensation for services.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 11, 2021 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of November 11, 2021. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of November 11, 2021 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. The share ownership numbers after the offering for the beneficial owners indicated below exclude any potential purchases that may be made by such persons in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, 990 Biscayne Blvd., Suite 503, Miami, Florida 33132.

	Common Stock Beneficially Owned Prior to this Offering(1)		Common Stock Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Shares	%	Shares	%
Alfonso J. Cervantes, Jr., Executive Chairman(3)	9,140,000	61.47%
Ryan F. Zackon, Chief Executive Officer and Director	300,000	2.16%
Darren C. Minton, President and Director(4)	1,500,000	10.62%
Alan B. Bergman, Chief Financial Officer	15,000	*
Ronald S. Altbach, Director(5)	1,200,000	8.53%
Richard M. Cohen, Director Nominee	550,000	3.97%
Robert S. Rein, Esq., Director Nominee	1,130,000	8.15%
Roger Conley Wood, Director Nominee	—	*
All executive officers and directors as a group	13,835,000	95.00%

____________

*        Less than 1%

(1)      Based on 13,870,000 shares of common stock issued and outstanding as of November 11, 2021.

(2)      Based on            shares of common stock issued and outstanding after this offering.

(3)      Includes (i) 1,750,000 shares of common stock held directly, (ii) 1,000,000 shares of common stock which Mr. Cervantes has the right to acquire within 60 days through the exercise of vested options and (iii) 6,390,000 shares of common stock held by Trilogy. Mr. Cervantes is the Chairman of Trilogy and has voting and investment power over the securities held by it. Mr. Cervantes disclaims beneficial ownership of the shares held by Trilogy except to the extent of his pecuniary interest, if any, in such shares.

(4)      Includes (i) 1,250,000 shares of common stock held directly and (ii) 350,000 shares of common stock which Mr. Minton has the right to acquire within 60 days through the exercise of vested options.

(5)      Includes (i) 200,000 shares of common stock which Mr. Altbach has the right to acquire within 60 days through the exercise of vested options and (ii) 1,000,000 shares of common stock held by Mesa Lane LLC. Mr. Altbach is the Manager of Mesa Lane LLC and has voting and investment power over the securities held by it. Mr. Altbach disclaims beneficial ownership of the shares held by Mesa Lane LLC except to the extent of his pecuniary interest, if any, in such shares.

We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation, the certificate of designation for our series A convertible preferred stock and our bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part. We will also file a certificate of designation for the series B convertible preferred stock that may be acquired as a substitute for the common stock being issued as a component of the units offered hereunder, the form of which have been filed as an exhibit to the registration statement of which this prospectus is a part.

Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of the date of this prospectus, there were            shares of common stock and            shares of series A convertible preferred stock issued and outstanding.

Units

We are offering            units at the initial public offering price of $            per unit. Each unit consists of (i) one share of our common stock (or, at the purchaser’s election, one share of series B convertible preferred stock), (ii) one series A warrant to purchase one share of our common stock at an exercise price equal to $            per share (or 50% of the unit offering price), exercisable until the fifth anniversary of the issuance date, and (iii) one series B warrant to purchase one share of our common stock at an exercise price equal to $            per share (or 100% of the unit offering price), exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein. The shares of our common stock and the warrants are immediately separable and will be issued separately but will be purchased together in this offering.

As noted above, we are offering to those purchasers, if any, whose purchase of our common stock in this offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to substitute series B convertible preferred stock for the shares of common stock included in the units purchased by that investor. Each share of series B convertible preferred stock is being sold together with the same warrants described above being sold with each share of common stock. For each share of series B convertible preferred stock purchased in this offering in lieu of common stock, we will reduce the number of shares of common stock being sold in the offering on a one-for-one basis. Pursuant to this prospectus, we are also offering the shares of common stock issuable upon conversion of the series B convertible preferred stock. The shares of series B convertible preferred stock will otherwise have the preferences, rights and limitations described under “— Preferred Stock — Series B Convertible Preferred Stock” below.

Common Stock

Dividend Rights.    Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Voting Rights.    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

Other Rights.    Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our certificate of incorporation authorizes our board to issue up to 10,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Series A Convertible Preferred Stock

On June 29, 2021, we filed a certificate of designation with the Delaware Secretary of State to establish our series A convertible preferred stock. We designated a total of 8,000 shares of our preferred stock as series A convertible preferred stock. Our series A convertible preferred stock has the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Dividend Rights.    Holders of series A convertible preferred stock are entitled to receive cumulative dividends at a rate of 7.5% of the stated value per share ($1,000, subject to adjustment) per annum, which shall increase to 15% per annum after November 23, 2021 and 24% per annum after December 31, 2021; provided, however, that no dividends shall accrue following the date that the registration statement of which this prospectus is a part is declared effective by the SEC (which we refer to as the IPO date). The dividends shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily and shall be deemed to accrue whether or not earned or declared and whether or not there are profits, surplus or other funds legally available for the payment of dividends. Any dividends that are not paid within three (3) trading days following a dividend payment date shall continue to accrue and shall entail a late fee at the rate of 15% per annum or the lesser rate permitted by applicable law.

Liquidation Rights.    Prior to the IPO date, upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or upon a change of control, the holders of series A convertible preferred stock shall be entitled to receive out of the assets of our company an amount equal to the greater of (a) 150% of the stated value, plus any accrued and unpaid dividends thereon, for each share held, and (b) the amount that could otherwise be received by a holder for the shares issuable upon conversion of the series A convertible preferred stock in full (ignoring for such purposes any conversion limitations) before any distribution or payment shall be made to the holders of common stock. Following the IPO date, upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or upon a change of control, the holders of series A convertible preferred stock shall be entitled to receive out of the assets of our company the same amount that a holder of common stock would receive if the series A convertible preferred stock were fully converted (disregarding for such purposes any conversion limitations) to common stock which amounts shall be paid pari passu with all holders of common stock.

Voting Rights.    Until the IPO date, the holders of series A convertible preferred stock shall have the same voting rights as the holders of common stock (on an as-if-converted-to-common-stock-basis). On and after the IPO date, the series A convertible preferred stock shall have no voting rights except as set forth below. As long as any shares of series A convertible preferred stock are outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the series A convertible preferred stock, (a) alter or change adversely the powers, preferences or rights given to the series A convertible preferred stock or, after the IPO date, alter or amend the certificate of designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the series A convertible preferred stock, (c) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of series A convertible preferred stock, (d) prior to the IPO date, increase the number of authorized shares of common stock or series A convertible preferred stock, (e) prior to the IPO date, repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of common stock or securities convertible into or exchangeable for common stock, (f) prior to the IPO date, repurchases of common stock or securities convertible into or exchangeable for common stock of departing officers and directors, (g) prior to the IPO date, pay cash dividends or distributions on any of our equity securities, (h) prior to the IPO date, enter into any change of control transaction (as defined in the certificate of designation) or (i) either prior to the IPO date or after the IPO date, as appliable, enter into any agreement with respect to any of the foregoing.

Conversion Rights.    Each share of series A convertible preferred stock is convertible, at any time and from time to time from at the option of the holder thereof, into that number of shares of common stock determined by dividing the stated value of such share of series A convertible preferred stock (plus any accrued but unpaid dividends thereon) by the conversion price. The conversion price is initially equal $0.6667 (subject to adjustments); provided, however, if the pre-money valuation of our company on the IPO date is less than $75,000,000, the conversion price shall be reduced to equal the product of (i) the then conversion price and (ii) the quotient obtained by dividing (A) the pre-money valuation of our company on the IPO date and (B) $75,000,000. Notwithstanding the foregoing, we shall not effect any conversion, and a holder shall not have the right to convert, any portion of the series A convertible preferred stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the conversion. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

Participation Rights.    Pursuant to a securities purchase agreement that we entered into with the holders of the series A convertible preferred stock, until the one-year anniversary of the IPO date, upon any issuance by us or any of our subsidiaries of common stock or securities convertible into or exchangeable for common stock for cash consideration, indebtedness or a combination thereof, each holder of series A convertible preferred stock shall have the right to participate in such subsequent financing up to an amount equal to 50% of the aggregate amount raised thereunder on the same terms, conditions and price provided for thereunder.

Registration Rights.    Pursuant to a registration rights agreement that we entered into with the holders of the series A convertible preferred stock, we are required to file a registration statement with the SEC covering the resale of the shares of common stock issuable upon conversion of the series A convertible preferred stock and upon the exercise of the warrants described below by August 14, 2021 and use our best efforts to ensure that the registration statement is declared effective by the SEC by the earlier of the IPO date or January 31, 2022. If the registration statement is not filed or declared effective on or prior to such dates, or such registration statement ceases for any reason to remain continuously effective or the holders are otherwise not permitted to utilize the prospectus therein to resell their shares for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (each of which is referred to herein as an event), then, in addition to any other rights the holders may have under the registration rights agreement or under applicable law, on each such event date and on each monthly anniversary of each such event date (if the applicable event shall not have been cured by such date) until the applicable event is cured, the we must pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 1.0% multiplied by the aggregate subscription amount paid by such holder pursuant to the securities purchase agreement. If we fail to pay any partial liquidated damages pursuant in full within seven days after the date payable, we will pay interest thereon at a rate of 12% per annum (or such lesser maximum amount that is permitted to be paid by applicable law), accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. Notwithstanding the foregoing, in no event will we be liable for liquidated damages in excess of 1.0% of the aggregate subscription amount in any single month and the maximum aggregate liquidated damages payable to a holder shall be ten percent (10%) of the aggregate subscription amount.

Series B Convertible Preferred Stock

Prior to the closing of this offering, we will file a certificate of designation with the Delaware Secretary of State to establish our series B convertible preferred stock. We will designate a total of            shares of our preferred stock as series B convertible preferred stock. Our series B convertible preferred stock will have the following voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions:

Dividend Rights.    Holders of series B convertible preferred stock will not be entitled to receive any dividends, unless and until specifically declared by our board of directors. However, holders of our series B convertible preferred stock will be entitled to receive dividends on shares of series B convertible preferred stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the common stock when such dividends are specifically declared by our board of directors, except for stock dividends or distributions payable in shares of common stock on shares of common stock or any other common stock equivalents for which the conversion price will be adjusted.

Liquidation Rights.    In the event of our liquidation, dissolution, or winding up, holders of our series B convertible preferred stock will be entitled to receive the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares of series B convertible preferred stock if such shares had been converted to common stock immediately prior to such event (without giving effect for such purposes to the 4.99% or 9.99% beneficial ownership limitation, as applicable) subject to the preferential rights of holders of any class or series of our capital stock specifically ranking by its terms senior to the series B convertible preferred stock as to distributions of assets upon such event, whether voluntarily or involuntarily.

Voting Rights.    The holders of the series B convertible preferred stock will have no voting rights, except as required by law. However, we may not disproportionally alter or change adversely the powers, preferences and rights of the series B convertible preferred stock or amend the certificate of designation or amend our certificate of incorporation or bylaws in any manner that disproportionally adversely affect any right of the holders of the series B convertible preferred stock without the affirmative vote of the holders of a majority of the shares of series B convertible preferred stock then outstanding.

Conversion Rights.    Each share of series B convertible preferred stock will be convertible at any time at the holder’s option into one share of common stock (subject to adjustment as provided in the certificate of designation); provided that the holder will be prohibited from converting series B convertible preferred stock into shares of our common stock if, as a result of such conversion, the holder, together with its affiliates, would own more than 4.99% (or, at the election of the purchaser prior to the date of issuance, 9.99%) of the total number of shares of our common stock then issued and outstanding. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until the 61st day after such notice to us.

Other Rights.    We are not obligated to redeem or repurchase any shares of series B convertible preferred stock. Shares of series B convertible preferred stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous fund provisions.

Options

As of the date of this prospectus, we have issued options to purchase an aggregate of 1,450,000 shares of common stock under the 2020 Plan, each at an exercise price of $0.01 per share.

Warrants Outstanding Prior to this Offering

In connection with the private placement described elsewhere in this prospectus, we issued warrants for the purchase of an aggregate of 11,999,404 shares of common stock. These warrants are excisable at any time during the period commencing on the sixth (6th) month anniversary of the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC and ending on the fifth (5th) anniversary of such date. The exercise price per share will be equal to 125% of the initial public offering price, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar change of control transactions, and for certain dilutive issuances; provided that, we shall not effect any exercise, and a holder shall not have the right to exercise, any portion of a warrant to the extent that, after giving effect to the exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

On December 18, 2020, we issued a warrant for the purchase of 1,292,445 shares of common stock to Peah Capital, LLC. This warrant is exercisable for the period commencing on January 31, 2022 and ending on December 18, 2027; provided that, the warrant will automatically expire and terminate in the event a registration statement covering the resale of all shares issued pursuant the future equity agreement with Peah Capital, LLC described below has been declared effective by the SEC. The exercise price of this warrant is $0.0001, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications and similar transactions. In addition, in the event that the number of our outstanding shares of common stock is increased prior to the 18-month anniversary of the warrant, the number of shares issuable upon exercise of the warrant shall be automatically increased to represent that number which is 9.9% of the then total outstanding capitalization.

On May 18, 2017, we issued a warrant to Leonite Capital LLC for the purchase of a number of shares of common stock as determined by dividing $60,000 by the price per share paid by investors in an equity financing occurring after the date of the warrant and resulting in gross proceeds to us of at least $1,000,000. Following the recent private placement, in which investors paid $0.6667 per underlying common share, the number of shares issuable upon exercise of this warrant is 89,996 shares. The exercise price of this warrant is $0.0001, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications, mergers, consolidations, reorganizations and similar change of control transactions, and for certain dilutive issuances; provided that, we shall not effect any exercise, and the holder shall not have the right to exercise, any portion of the warrant to the extent that, after giving effect to the exercise, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares issuable upon the exercise. This limitation may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us.

Warrants Issued in this Offering

The series A warrants and series B warrants will be issued in registered form under separate warrant agent agreements, each of which we refer to as a warrant agent agreement, between us and our warrant agent, VStock Transfer, LLC, who we refer to as the warrant agent. The material provisions of the warrants are set forth in this description and a copy of each of the warrant agent agreements has been filed as an exhibit to the registration statement of which this prospectus forms a part. Our company and the warrant agent may amend or supplement each of the warrant agent agreements without the consent of any holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under each of the warrant agent agreements as the parties thereto may deem necessary or desirable and that the parties determine, in good faith, shall not adversely affect the interest of the series A warrant or series B warrant holders, respectively. All other amendments and supplements to each of the warrant agent agreement shall require the vote or written consent of holders of at least 50.1% of each of the series A warrants and series B warrants, as applicable.

Series A Warrants

The series A warrants entitle the registered holder to purchase one share of our common stock at an exercise price equal to $            per share (or 50% of the unit offering price), exercisable until the fifth anniversary of the issuance date. The exercise price and number of shares of common stock issuable upon exercise of the series A warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation.

The series A warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form attached to the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The series A warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their series A warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the series A warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No series A warrants will be exercisable for cash unless at the time of the exercise a prospectus relating to common stock issuable upon exercise of the series A warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the series A warrant agent agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the series A warrants until the expiration of the series A warrants. Additionally, the market for the series A warrants may be limited if the prospectus or prospectus relating to the common stock issuable upon exercise of the series A warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such series A warrants reside. In no event will the registered holders of a series A warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock.

No fractional shares of common stock will be issued upon exercise of the series A warrants. If, upon exercise of the series A warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder. If multiple series A warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the series A warrants.

The price of the series A warrants has been arbitrarily established by us and the underwriter after giving consideration to numerous factors, including but not limited to, the pricing of the units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

Series B Warrants

The series B warrants entitle each holder to purchase one share of our common stock at an exercise price equal to $            per share (or 100% of the unit offering price), exercisable until the fifth anniversary of the issuance date and subject to certain adjustment and cashless exercise provisions as described herein. The exercise price and number of shares of common stock issuable upon exercise of the series B warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation.

The series B warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form attached to the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The series B warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their series B warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the series B warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No series B warrants will be exercisable for cash unless at the time of the exercise a prospectus relating to common stock issuable upon exercise of the series B warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the series B warrant agent agreement, we have agreed to use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the series B warrants until the expiration of the series B warrants. Additionally, the market for the series B warrants may be limited if the prospectus relating to the common stock issuable upon exercise of the series B warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of such series B warrants reside. In no event will the registered holders of a series B warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of our common stock. If we fail to maintain a current prospectus or prospectus relating to the common stock issuable upon the exercise of the series B warrants, such holders may exercise their series B warrants on a “cashless” basis pursuant to a formula set forth in the terms of the series B warrants.

Additionally, holders of series B warrants may exercise such warrants on a “cashless” basis upon the earlier of (i) 10 trading days from the issuance date of such warrant or (ii) the time when $10.0 million of volume is traded in our common stock, if the VWAP of our common stock on any trading day on or after the date of issuance fails to exceed the exercise price of the series B warrant (subject to adjustment for any stock splits, stock dividends, stock combinations, recapitalizations and similar events). In such event, the aggregate number of shares of common stock issuable in such cashless exercise shall equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the series B warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) 1.00.

No fractional shares of common stock will be issued upon exercise of the series B warrants. If, upon exercise of the series B warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder. If multiple series B warrants are exercised by the holder at the same time, we will aggregate the number of whole shares issuable upon exercise of all the series B warrants.

The price of the series B warrants has been arbitrarily established by us and the Underwriter after giving consideration to numerous factors, including but not limited to, the pricing of the Units in this offering. No particular weighting was given to any one aspect of those factors considered. We have not performed any method of valuation of the warrants.

Convertible Promissory Notes

On February 25, 2021, we issued a convertible promissory note in the principal amount of $500,000 to East West Capital LLC. This note accrues interest at 15% per annum and matures on March 31, 2023. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to 50% of the initial public offering price.

On May 10, 2021, we issued a convertible promissory note in the principal amount of $73,727.01 to Bevilacqua PLLC, our outside securities counsel. This note accrues interest at 15% per annum and matures on May 10, 2022. The note is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given.

On July 1, 2021, we issued a convertible promissory note in the principal amount of $3,000,000 to Sasson E. Moulavi in connection with the acquisition of Doctors Scientific Organica. This note accrues interest at 6% per annum and matures on July 1, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price.

On November 8, 2021, we issued a convertible promissory note in the principal amount of $1,900,000 to Justin Francisco and Steven Rubert in connection with the acquisition of Nexus. This note accrues interest at 5% per annum and matures on November 8, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price.

Debentures

On November 5, 2021, we entered into a securities purchase agreement with certain investors, pursuant to which we sold 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 to such investors for gross proceeds of $2,250,000.

Interest at a rate of 12% per annum shall accrue on the principal balance of the debentures from the date of issuance until the date that the registration statement of which this prospectus is a part is declared effective by the SEC (which we refer to as the IPO date); provided that upon an event of default, such interest rate shall increase to 18% per annum or the maximum rate permitted under applicable law, and we may be required to pay a default amount in certain circumstances. The debentures are due and payable on the earliest of the maturity date, November 30, 2022, or upon their earlier conversion or redemption.

At any time after the sixth month anniversary of the IPO date, the holders may convert the principal amount of the debentures into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after the IPO date, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the IPO date; provided further, that the conversion price shall not be less than $1.00. The conversion price is subject to standard equitable adjustments for stock splits, stock combinations, recapitalizations and similar transactions, as well as, prior to the IPO date, for future issuances below the conversion price. The debentures also contain beneficial ownership limitations which limit the holders’ beneficial ownership to 9.99% of our outstanding common stock.

At any time after the IPO date, we may redeem some or all of the outstanding principal amount of the debentures for cash in an amount equal to 115% of the outstanding principal amount of the debentures, plus accrued but unpaid interest and any other amounts due under the debentures.

The securities purchase agreement and the debentures contain customary representations, warranties, affirmative and negative covenants and events of default for loans of this type. The debentures are guaranteed by each of our subsidiaries.

Future Equity Agreements

We have entered into a future equity agreement with Peah Capital, LLC, pursuant to which we have agreed to issue to Peah Capital, LLC upon closing of this offering a number of shares of our common stock equal to 75% of all funds loaned to us by it divided by the initial public offering price. The aggregate amount loaned to us by Peah Capital, LLC is $1,675,000. As noted above, the warrant issued to Peah Capital, LLC will automatically expire and terminate in the event a registration statement covering the resale of these shares has been declared effective by the SEC.

We have also entered into future equity agreements with several other lenders, pursuant to which we have agreed to issue to such lenders upon closing of this offering a number of shares of our common stock equal to the principal amount loaned to us divided by the initial public offering price. The aggregate principal amount loaned to us by these lenders is $5,880,405.

Anti-takeover Effects of Delaware Law and Charter Provisions

We have elected not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which prohibits a publicly-held Delaware corporation from engaging in a business combination, except under certain circumstances, with an interested stockholder.

Our certificate of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock without further stockholder approval. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

Our bylaws permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees. In addition, our bylaws provide that no member of our board of directors may be removed from office by our stockholders without cause and, in addition to any other vote required by law, upon the approval of not less than the majority of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Transfer Agent and Registrar

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone 212-828-8436, is the transfer agent for our common stock.

Trading Symbol and Market

We have applied to list our common stock on Nasdaq under the symbol “            .” The closing of this offering is contingent upon such listing. We do not intend to list the warrants or series B convertible preferred stock on any securities exchange or nationally recognized trading system.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have            shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have            shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•        1% of the number of shares of our common stock then outstanding; or

•        1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We and all of our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of (i) 12 months after the closing of this offering in the case of our company and (ii) 6 months after the date of this prospectus in the case of our directors and executive officers. See “Underwriting — Lock-Up Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our units that are being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our units as a capital asset (generally, property held for investment) for United States federal income tax purposes. This summary does not discuss all of the aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of our units.

This summary is based on provisions of the Code, applicable United States Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the United States federal income tax consequences of owning and disposing of our units as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of the ownership or disposition of our units.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our units that is not, for United States federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an entity or arrangement treated as a partnership;

•        an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•        a trust, if (1) a United States court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our units, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our units should consult their own tax advisors as to the particular United States federal income tax consequences of owning and disposing of our units that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, and does not address any special tax rules that may apply to particular Non-U.S. Holders, including, without limitation:

•        a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks, securities or currencies, United States expatriate, controlled foreign corporation or passive foreign investment company;

•        a Non-U.S. Holder holding our units as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•        a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•        a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any United States federal income tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our units. This summary also does not address the effects of other United States federal tax laws, such as estate and gift tax laws.

Each Non-U.S. Holder should consult its tax advisor regarding the United States federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our units.

Characterization of Units and Allocation of Purchase Price

No statutory, administrative or judicial authority directly addresses the treatment of a unit, or any instrument similar to these units for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. We intend to take the position that the acquisition or disposition of a unit is treated for U.S. federal income tax purposes as the acquisition or disposition of the underlying common stock and series A warrant and series B warrant. By purchasing a unit, you will agree to adopt such treatment for U.S. federal income tax purposes. For U.S. federal income tax purposes, each holder of a unit must allocate the purchase price paid by such holder for such unit between the underlying common stock, series A warrant and series B warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we urge each investor to consult his or her tax advisor regarding the determination of value for these purposes. The price allocated to each share of common stock, each series A warrant and series B warrant should be the shareholder’s initial tax basis in such shares of common stock or series A warrant or series B warrant. We also intend to take the position that the separation of the common stock, series A warrant and series B warrant constituting a unit is not a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the units, common stock, series A warrant and series B warrant and a holder’s purchase price allocation is not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of the same). The remainder of this discussion assumes that the characterization of the units described above will be respected for U.S. federal income tax purposes.

Distributions

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate).

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the United States withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for United States federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

The IRS Forms and other certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “— Backup Withholding and Information Reporting” and “— FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax (including United States withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

•        the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to United States federal income tax on a net income basis at the regular rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for United States federal income tax purposes, the “branch profits tax” described above may also apply;

•        the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain United States source capital losses (provided the Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses), generally will be subject to a flat 30% United States federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

•        we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable United States Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their tax advisors regarding the possible adverse United States federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussions below under “— Backup Withholding and Information Reporting” and “— FATCA Withholding.”

Exercise or Lapse of Series A Warrant or Series B Warrant

In general, a Non-U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of a series A warrant or series B warrant, except to the extent the Non-U.S. Holder receives a cash payment for any such fractional share that would otherwise have been issuable upon exercise of the series A warrant or the series B warrant, which will be treated as a sale subject to the rules described under “— Dispositions of Our Common Stock” above. Upon the lapse or expiration of a series A warrant or series B warrant, a Non-U.S. Holder will recognize a loss equal to such Non-U.S. Holder’s U.S. federal income tax basis in series A warrant or the series B warrant if the loss is (i) effectively connected with the conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such loss is attributable) or (ii) treated as a loss from sources within the United States and the Non-U.S. Holder is present 183 days or more in the taxable year of disposition and certain other conditions are met. The deductibility of capital losses is subject to limitations.

Certain Adjustments to the Series A Warrants and Series B Warrants

Under Section 305(c) of the Code, an adjustment (or a failure to make an adjustment) to the conversion ratio of a series A warrant and series B warrant that has the effect of increasing a Non-U.S. Holder’s proportionate interest in our assets or earnings may, in some circumstances, result in a deemed distribution to a Non-U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide, reasonable, adjustment formula that has the effect of preventing the dilution of the interest of the holders of series A warrants and series B warrants, however, generally will not be deemed to result in a distribution to a Non-U.S. Holder. Any such deemed distribution would be taxable to a Non-U.S. Holder as described above under “— Distributions.”

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of distributions on our common stock and the amount of United States federal income tax, if any, withheld from those payments, regardless of whether such distributions constitute dividends. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to United States backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-United States office of a non-United States broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not United States backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-United States office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a United States office of a broker, the payment will be subject to both United States backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s United States federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose United States federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) United States-source dividends (including dividends paid on our common stock) and (ii) (subject to the proposed Treasury Regulations discussed below) the gross proceeds from the sale or other disposition of property that produces United States-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its United States account holders and its United States owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-United States Holder holds its common stock will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

Dawson James Securities, Inc. is acting as lead book-running manager of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally and not jointly agreed to purchase, and we have agreed to sell to that underwriter, the number of units described in this prospectus.

Underwriter	Number of Units
Dawson James Securities, Inc.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the units in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of such units (other than those covered by the over-allotment option described below) if they purchase any of the units.

The units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per unit. If all the units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Over-Allotment Option

We have granted the representative of the underwriters an option exercisable on one or more occasions for up to 45 days after the date of the underwriting agreement, to purchase up to            shares of common stock, and/or up to            series A warrants, and/or             series B warrants at $            per share of common stock, and $            per series A warrant and $            per series B warrant, less underwriting discounts. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised, and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock and/or warrants.

Underwriting Discounts and Commissions

The following table shows the per unit price and total underwriting discounts and commissions we will pay in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	Per Unit	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions (9%)	$	$	$
Proceeds to us, before expenses	$	$	$

We have also agreed to reimburse the underwriter for its expenses in connection with this offering, including all reasonable fees and expenses of the underwriters’ outside legal counsel, up to $145,000. We estimate the total expenses of this offering which will be payable by us, excluding the underwriting discount and the underwriter’s expenses payable by us, will be approximately $            .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Tail Financing

Dawson James Securities, Inc. will be entitled to the compensation discussed above with respect to any public or private offering or other financing or capital-raising transaction of any kind to the extent that financing or capital is provided by investors that were contacted by Dawson James Securities, Inc. during the term of its engagement for this offering or twelve months following the completion thereof.

Lock-up Agreements

We and all of our directors and executive officers have agreed to enter into lock-up agreements in connection with this offering. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representative, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions remain in effect and will generally terminate on the six-month anniversary after the closing date with respect to our directors and executive officers and on the twelve-month anniversary with respect to our company.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the units or possession or distribution of this prospectus or any other offering or publicity material relating to the units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of units by it will be made on the same terms.

Determination of Public Offering Price

Prior to this offering, there has not been a public market for our securities. The public offering price of the units offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the units were:

•        our history and our prospects;

•        our financial information and historical performance;

•        the industry in which we operate;

•        the status and development prospects for our products and services;

•        the experience and skills of our executive officers; and

•        the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of our common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that our common stock can be resold at or above the public offering price.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any units which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•        to legal entities which are qualified investors as defined under the Prospectus Directive;

•        by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any units under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

•        it is a qualified investor as defined under the Prospectus Directive; and

•        in the case of any units acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the units acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where units have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such units to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of units to the public” in relation to any units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for the units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the units in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the units in, from or otherwise involving the United Kingdom.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters with respect to the shares of units offered hereby will be passed upon by Bevilacqua PLLC, Washington, DC. Schiff Hardin, LLP, Washington, DC, is acting as counsel to the underwriters.

Bevilacqua PLLC holds 250,000 shares of common stock. In addition, on May 10, 2021, we issued a convertible promissory note in the principal amount of $73,727.01 to Bevilacqua PLLC. The note accrues interest at 15% per annum and matures on May 10, 2022. The note is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given. Bevilacqua PLLC received these securities as partial consideration for legal services previously provided to us.

EXPERTS

The financial statements of Smart for Life, Inc. and Doctors Scientific Organica appearing elsewhere in this prospectus have been included herein in reliance upon the reports of Daszkal Bolton LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with the registration statement. For further information pertaining to us and the securities to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains these reports, proxy statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.smartforlifecorp.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

FINANCIAL STATEMENTS

SMART FOR LIFE, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2021 AND 2020

SMART FOR LIFE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND YEAR ENDED DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$131,409	$484,949
Accounts receivable, net	175,244	69,325
Inventory	20,141	58,426
Related party receivable	—	78,466
Prepaid expenses and other current assets	24,096	77,051
Total current assets	350,890	768,217

Property and equipment, net	353,263	381,174
Intangible assets, net	258,382	285,627
Operating lease right of use asset	356,597	495,154
Deposits and other assets	37,207	37,197
Total assets	$1,356,339	$1,967,369

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,195,944	$986,632
Accrued expenses	1,274,745	1,434,314
Related party payable	197,839	124,555
Deferred revenue	149,406	194,020
Operating lease right of use obligations, current	269,094	249,284
Note payable, current	5,143,410	3,971,482
Total current liabilities	8,230,438	6,960,287

Long-term liabilities:
Operating lease right of use obligations, noncurrent	84,161	223,985
Note payable, noncurrent	1,908,923	1,908,923
Total liabilities	10,223,522	9,093,195

Commitments and contingencies

Stockholders’ Equity
Common stock, $.0001 par value, 100,000,000 shares authorized, 13,870,000 and 13,805,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	1,387	1,381
Additional paid in capital	121,870	121,870
Accumulated deficit	(8,990,440)	(7,249,077)
Total stockholders’ deficit	(8,867,183)	(7,125,826)
Total liabilities and stockholders’ equity	$1,356,339	$1,967,369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SMART FOR LIFE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Net sales	$1,426,641	$591,487
Cost of goods sold	1,396,337	587,780
Gross profit	30,304	3,707

Operating expenses:
General and administrative	1,559,356	743,327
Depreciation and amortization expense	74,754	54,219
Total operating expenses	1,634,110	797,546

Operating loss	(1,603,806)	(793,839)

Other income (expense)
Other income	1,442	13,748
Interest (expense)	(138,999)	(261,978)
Total other	(137,557)	(248,230)

Net loss	(1,741,363)	(1,042,069)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SMART FOR LIFE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	Preferred Shares	Stock Amount	Common Stock		Additional Paid-In Capital	Non- Controlling Interest	Accumulated Deficit	Total
			Shares	Amount
Balance, December 31, 2019	—	$—	2,000,000	$200	$—	$—	$(4,080,059)	$(4,079,859)
Stock issued for services	—	—	11,805,000	1,181	121,870	—	—	123,051
Net loss	—	—	—	—	—	—	(3,169,018)	(3,169,018)
Balance, December 31, 2020	—	$—	13,805,000	$1,381	$121,870	$—	$(7,249,077)	$(7,125,826)
Stock issued for services	—	—	60,000	6	—	—	—	6
Net loss	—	—	—	—	—	—	(1,741,363)	(1,741,363)
Balance, June 30, 2021	—	$—	13,870,000	$1,387	$121,870	$—	$(8,990,440)	$(8,867,183)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SMART FOR LIFE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Net income (loss)	$(1,741,363)	$(1,042,069)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	—	—
Stock based compensation	6	—
Depreciation expense	74,752	35,121
Amortization expense	27,245	—
Change in operating assets and liabilities:
Accounts receivable	(105,919)	9,908
Related party receivable	78,466	187,469
Inventory	38,285	(69,635)
Prepaid expenses and other current assets	52,955	14,596
Deposits and other assets	(10)	(36,697)
Accounts payable	209,312	(68,766)
Related party payables	73,284	129,732
Accrued expenses	(159,569)	202,123
Deferred revenue	(44,614)	(21,715)
Net cash provided by operating activities	(1,497,170)	(659,933)

Cash flows from investing activities:
Additions to property and equipment	(46,841)	(32,966)
Net cash used in investing activities	(46,841)	(32,966)

Cash flows from financing activities:
Right of use asset and lease liability	18,543	—
Proceeds from issuance of note payable	910,764	296,909
Paycheck protection program loan proceeds	261,164	389,262
Net cash provided by (used in) financing activities	1,190,471	686,171

Net increase (decrease) in cash	(353,540)	(6,728)
Cash, beginning of year	484,949	12,212
Cash, June 30, 2021	$131,409	$5,392

Supplemental disclosure of cash flow information:
Interest paid	$135,196	$261,626

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 1 — Description of Business

Bonne Santé Group, Inc., is a Delaware corporation which was formed on February 7, 2017. The Company is engaged in the development, marketing, manufacturing, acquisition, operation and sale of a broad spectrum of nutraceutical and related products with an emphasis on Health & Wellness. Structured as a global holding company. On August 4, 2021 the Company changed it’s name to Smart for Life, Inc. (“SFL”)

On March 8, 2018, our Company acquired 51% of Millenium Natural Manufacturing Corp. and Millenium Natural Health Products, Inc., which we refer to collectively as Millenium. Based in Doral, Florida, Millenium operates a 22,000 square-foot FDA-certified manufacturing facility. Millenium manufactures nutritional products for a significant number of customers. Millennium was rebranded “Bonne Santé Natural Manufacturing” (“BSNM”)

On October 8, 2019, our Company entered into an agreement to acquire the remaining 49% of BSNM, subject to certain conditions which were subsequently met for $100,000. The Company recorded the increase in ownership interests as a transaction within stockholders’ deficit. As a result of this transaction, noncontrolling interests were reduced by $381,376 reflecting the carrying value of the interest.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the consolidated operations of SFL and its wholly owned subsidiary BSNM, (collectively the “Company”) from the effective date of formation and are prepared in the United States Dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Intercompany balances and transactions have been eliminated.

Liquidity, Capital Resources and Going Concern

At June 30, 2021 the Company had liabilities in excess of assets in the amount of approximately $8.8 million. During 2021, the Company received approximately $1 million from the proceeds from the issuance of indebtedness but sustained a net loss of approximately $1.7 million and had consumed cash in operating activities of approximately $1.4 million during the year.

To date the Company has satisfied its capital needs with the net proceeds from its issuance of notes payable and bank debt. Company management expects to continue to incur net losses and have significant cash outflows for at least the next 12 months.

Subsequent to June 30, 2021, the Company completed a series of transactions, including an $11.0 million equity and debt financing (see Note 12). These events served to mitigate the conditions that historically raised substantial doubt about the Company’s ability to continue as a going concern. Based on this analysis the Company concluded it has the ability to continue as a going concern for at least the next 12 months.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates include, among other items, assessing the collectability of receivables, the realization of deferred taxes, useful lives and recoverability of tangible and intangible assets, assumptions used in the valuation of options, the computation of revenue based on the proportional delivery of services, and accruals for commitments and contingencies. Some of these estimates can be subjective and complex and, consequently, actual results could differ materially from those estimates.

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three (3) months or less to be cash equivalents. At June 30, 2021 and December 31, 2020, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts of $15,484 and $12,915 at June 30, 2021 and December 31, 2020, respectively. The Company’s allowance for doubtful accounts represents the Company’s estimate for uncollectible receivables based on a review of specific accounts and the Company’s historical collection experience. The Company writes off specific accounts based on an ongoing review of collectability, as well as management’s past experience with the customers.

Inventory, net

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost (first-in, first-out) (replacement cost or net realizable value). An allowance for inventory obsolescence is provided for slow moving or obsolete inventory to write down historical cost to net realizable value. The Company primarily performs their manufacturing for nutraceuticals in the form of powders, tablets and capsules.

The allowance for obsolescence is an estimate established through charges to cost of goods sold. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, analysis of slow moving inventory, analysis of the selling price of inventory, the predetermined shelf life of the product, and management’s judgment with respect to current economic conditions. Given the nature of the inventory, it is reasonably possible the Company’s estimate of the allowance for obsolescence will change in the near term.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. The Company provides for depreciation and amortization over the estimated useful lives of various assets using the straight-line method ranging from 3-15 years.

Intangible Assets

Intangible assets principally consist of customer relationships. The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives which is 8 years.

Lease Right-of-Use Asset

The Company records a right-of-use (“ROU”) asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified either as finance or operating with the classification affecting the pattern of expense recognition.

Lease liabilities are recognized based on the present value of the remaining lease payments and are discounted using the most reasonable incremental borrowing rate. The Company uses the implicit rate when it is readily determinable. Since the Company’s lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Leases with a term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight- line basis over the lease term.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 2 — Summary of Significant Accounting Policies (cont.)

when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of long-lived assets at June 30, 2021 and December 31, 2020.

Debt Issuance Cost

In accordance with ASC 835-30 Other Presentation Matters, the Company has reported debt issuance cost as a deduction from the carrying amount of line of credit and will amortize these costs using the effective interest method over the term of the debt as interest expense.

Revenue Recognition

Impact of the initial adoption of Accounting Standards Codification (“ASC”) 606

Effective January 1, 2019, the Company now evaluates revenue recognition based on the criteria set forth in ASC 606, Revenue from Contracts with Customers. The Company adopted the new revenue recognition standard using the modified retrospective method to undelivered performance obligations on existing contracts which resulted in no impact to retained earnings.

The Company evaluates and recognize revenue by:

•        identifying the contract(s) with the customer,

•        identifying the performance obligations in the contract,

•        determining the transaction price,

•        allocating the transaction price to performance obligations in the contract; and

•        recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

The Company primarily generates revenues by manufacturing and packaging of nutraceutical products as a contract manufacturer for customers. The majority of the Company’s revenue is recognized when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms. The Company did not have any material unsatisfied performance obligations at June 30, 2021 and December 31, 2020.

Distribution expenses to transport the Company’s products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Freight

For the six months ended June 30, 2021 and the year ended December 31, 2020, freight costs amounted to $68,724 and $84,229, respectively and have been recorded in cost of goods sold in the accompanying Consolidated Statement of Income.

Advertising

Advertising costs are expensed as incurred. Advertising costs for the six months ended June 30, 2021 and the year ended December 31, 2020 were $5,589 and $36,593, respectively.

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 2 — Summary of Significant Accounting Policies (cont.)

Stock-based Compensation

The Company recognizes expense for stock options and warrants granted over the vesting period based on the fair value of the award at the grant date, are valued using a Black-Scholes option pricing model to determine the fair market value of the stock options. The Company calculates the amount of tax benefit available by tracking each stock option award on an employee-by-employee basis and on a grant-by-grant basis. The Company then compares the recorded expense to the tax deduction received for each stock option grant.

Income Taxes

The Company accounts for income tax under the provisions of ASC 740, Income Taxes. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At June 30, 2021 and December 31, 2020, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company’s tax years subject to examination by tax authorities generally remain open for three (3) years from the date of filing.

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Recent Accounting Standards Issued Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for areas of ASC 740 by clarifying and amending existing guidance. This standard is effective for the Company on January 1, 2022, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. The Company is currently evaluating the impact that adoption of this new standard will have on its consolidated financial statements.

Note 3 — Inventory

Inventory consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Raw materials	$20,141	$54,797
Finished goods	—	3,629
	20,141	58,426
Less: allowance for obsolescence	—	—
	$20,141	$58,426

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 4 — Property and Equipment

Property and equipment consisted of the following at June 30, 2021 and December 31, 2020:

	Estimated Useful Lives (in Years)	June 30, 2021	December 31, 2020
Furniture and fixtures	7	$1,090	$1,090
Equipment – Manufacturing	5	808,300	797,760
Vehicle	6	29,336	—
Leasehold improvements	2.5	17,615	10,650
		856,341	809,500
Less: accumulated depreciation and amortization		(503,078)	(428,326)
Property and equipment, net		$353,263	$381,174

Depreciation and amortization expense for the six months ended June 30, 2021 and the year ended December 31, 2020 totaled $102,379 and $108,760, respectively.

Note 5 — Intangible Assets

Intangible assets consisted of the following at June 30, 2021 and December 31, 2020:

	Estimated Useful Lives (in Years)	June 30, 2021	December 31, 2020
Customer contracts	8	$442,642	$442,642

Less: amortization		(184,260)	(157,015)
Intangibles, net		$258,382	$285,627

Amortization (included in depreciation and amortization expense) for the six months ended June 30, 2021 and the year ended December 31, 2020 were $27,625 and $57,853, respectively.

Note 6 — Lease Commitments

The Company enters into lessee arrangements consisting of operating leases for premises. The Company had three operating leases for premises as of June 30, 2021 and December 31, 2020, respectively. One new lease commenced during 2020 and one lease agreement is set to expire at the end of 2022. The following table below provides supplemental information on leases at June 30, 2021 and December 31:

	June 30, 2021	December 31, 2020
Asset
Right of use asset	$356,597	$495,154
Total lease asset	$356,597	$495,154

Liability
Right of use liability, current portion	$269,040	$249,284
Right of use liability, net of current portion	84,161	223,985
Total lease liability	$353,201	$473,269

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 6 — Lease Commitments (cont.)

Future minimum lease payments under capital leases and rental payments required under operating leases are presented as follows:

For the period ended June 30:
2021	$267,290
2022	142,173
2023	—
Total payments	$409,463
Less: amount representing interest	(56,262)
Lease obligation, net	$353,201
Less: current portion	(269,040)
Lease obligation – long-term	$84,161

Rent expense for the six months ended June 30, 2021 and the year ended December 31, 2020 was $172,507 and $277,113, respectively.

Note 7 — Debt

Since inception, the Company has issued term loans to various lenders. These notes accrue interest at rates between 12 — 15%, with various maturity dates.

In December 2020, the Company entered into a factoring agreement which was then converted into a $1,500,000 term loan. The loan matures 18 months from issuance and earns interest at 17.5% per annum.

In June 2020, the Company received an Economic Injury Disaster Loan (“EIDL”) from the Small Business Administration. The loan matures in 30 years and bears interest at a rate of 3.75%.

In May 2020, the Company received loan proceeds through the Paycheck Protection Program (“PPP”). The loan matures in April 2022 and bears interest at a rate of 1%.

In February 2021, the Company received loan proceeds through the PPP. The loan matures in January 2023 and bears interest at a rate of 1%.

As of June 30, 2021 and December 31, 2020, the outstanding balances on these loans are as follows:

	June 30, 2021	December 31, 2020
Notes	$4,623,932	$3,841,413
Term Loan	1,627,975	1,499,730
EIDL Loan	300,000	300,000
PPP Loan May 2020	239,262	239,262
PPP Loan February 2021	261,164	—
Total	$7,052,333	$5,880,405

The future maturities of the debt are as follows:

For the Year Ended December 31:
2021	$5,443,110
2022	1,608,923
Thereafter	300,000
Total	$7,052,333

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 8 — Concentrations of Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable and unbilled receivables. The Company maintains bank accounts with several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited to the dispersion of customers across different industries and geographic regions.

Cash

The Company places its cash with high credit quality financial institutions. At June 30, 2021 and December 31, 2020, the Company had cash balances of $0 and $254,115 in excess of the Federal Deposit Insurance Corporation (“FDIC”) coverage of $250,000 per institution. The Company has not experienced any losses in such accounts.

Major Vendors

The Company does not have any suppliers which represent a significant portion of its supply chain. The Company’s officers are closely monitoring the relationships with all suppliers.

Note 9 — Stock Options and Warrants

In 2020, the Company adopted its Stock Incentive Plan (the “Plan”) under which the Company is authorized to issue a total of 2,000,000 qualified stock options and nonqualified stock options to purchase common stock, to be granted to employees, and certain consultants or independent advisors who provide services to the Company. The maximum term of the options is ten (10) years. The Board of Directors has the right to accelerate the vesting period of the options based upon the performance of the employees and other reasons that would benefit the Company.

At June 30, 2021 and December 31, 2020, there were 550,000 and 750,000 stock options, respectively, available for issuance.

The Company recognized $0 and $1,000 of compensation expense related to the vesting of options during the six months ended June 30, 2021 and year ended December 31, 2020, respectively.

The following is a summary of options granted, exercised, forfeited and outstanding during the six months ended June 30, 2021 and for the year ended December 31, 2020:

	June 30, 2021 Stock Options		June 30, 2021 Warrants
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2020	1,250,000	$0.01	1,382,441	$0.0001
Granted	200,000	0.01	8,999,552	0.0001
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at June 30,	1,450,000	$0.01	10,381,993	$0.0001
Exercisable at June 30,	1,450,000		10,381,993
Available for issuance at June 30,	550,000		—

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 9 — Stock Options and Warrants (cont.)

	December 31, 2020 – Stock Options		December 31, 2020 – Warrants
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—	250,000	$—
Granted	1,250,000	0.01	1,292,445	0.01
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31,	1,250,000	$0.01	1,542,445	$0.01
Exercisable at December 31,	1,250,000		1,542,445
Available for issuance at December 31,	750,000		—

During the six months ended June 30, 2021, there were 200,000 stock options granted. At December 31, 2020, total future compensation costs related to non-vested stock options, less estimated forfeitures are approximately $4,000 and will be recognized over the next four years.

During 2020, there were 1,250,000 stock options granted.

Valuation Assumptions for Stock Options and Warrants

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019
Risk-free interest rate	0.36%	1.69%
Expected volatility	77%	81%
Expected life (years)	5	5
Dividend yield	0%	0%

The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company’s historical exercise patterns. The risk-free rate is based on the U.S. Treasury yield constant maturity in effect at the time of grant for periods corresponding with the expected life of the option.

Note 10 — Commitments and Contingencies

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s consolidated financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of consolidated financial condition, liquidity or operations for 2020.

SMART FOR LIFE, INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 10 — Commitments and Contingencies (cont.)

legal Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Note 11 — Related Party Transaction

The Company has a management services agreement with a company controlled by the Company’s Chairman for $12,000 per month through June 30, 2021.

Note 12 — Subsequent Event

In July 2021, the Company acquired Doctors Scientific Organica, LLC. The purchase price consists of $6,000,000 cash, $3,000,000 convertible debt and a $3,000,000 promissory note.

Concurrent with the acquisition, the Company entered into a loan agreement with Diamond Creek Capital, LLC for a term loan in the principal amount of up to $3,000,000. The loan bears interest at a rate of 15.0% per annum, provided that upon an event of default, such rate shall increase by 5%. The loan is due and payable on the earlier of July 1, 2022 or upon completion of this offering. The loan is secured by all of the Company’s assets and contains customary events of default.

Concurrent with the acquisition, the Company also completed a private placement in which it sold an aggregate of 6,000 shares of series A convertible preferred stock and warrants for the purchase of an aggregate of 8,999,552 shares of common stock to certain investors for gross proceeds of $6,000,000. On August 18, 2021, the Company completed an additional closing of this private placement in which it sold 2,000 shares of series A convertible preferred stock and warrants for the purchase of 2,999,852 shares of common stock for gross proceeds of $2,000,000.

On November 5, 2021, the Company entered into a securities purchase agreement with certain investors, pursuant to which it sold 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 to such investors for gross proceeds of $2,250,000 to fund the purchase of Nexus Offers, Inc. (“Nexus”) described below. Interest at a rate of 12% per annum shall accrue on the principal balance of the debentures from the date of issuance until the date that a registration statement relating to the Company’s initial public offering is declared effective by the Securities and Exchange Commission; provided that upon an event of default, such interest rate shall increase to 18% per annum or the maximum rate permitted under applicable law. The debentures are due and payable on the earliest of the maturity date, November 30, 2022, or upon their earlier conversion or redemption.

In July 2021, the Company executed a securities purchase agreement with Nexus. On November 8, 2021, the Company completed the acquisition of Nexus for a total purchase price of $6,000,000 (subject to adjustment), comprised of (i) $2,200,000 in cash (subject to adjustment), (ii) a 5% secured subordinated convertible promissory note in the principal amount of $1,900,000 and (iii) a 5% secured subordinated promissory note in the principal amount of $1,900,000.

SMART FOR LIFE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors Smart for Life, Inc.

Doral, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Smart for Life, Inc. (the “Company”) at December 31, 2020, and 2019, and the related consolidated statements of operations and changes in stockholders’ deficit, and cash flows for each of the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2021

Sunrise, Florida

August 11, 2021

SMART FOR LIFE, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$484,949	$12,212
Accounts receivable, net	69,325	33,656
Inventory	58,426	566,396
Related party receivable	78,466	91,821
Prepaid expenses and other current assets	77,051	12,276
Total current assets	768,217	716,361
Property and equipment, net	381,174	505,340
Intangible assets, net	285,627	340,910
Deposits and other assets	37,197	36,697
Operating lease right-of-use assets	495,154	772,267
Total other assets	1,199,152	1,655,214
Total assets	$1,967,369	$2,371,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$986,632	$992,153
Accrued expenses	1,434,314	957,942
Related party payable	124,555	99,187
Deferred revenue	194,020	162,830
Operating lease obligations, current	249,284	213,232
Note payable, current	3,971,482	3,552,820
Total current liabilities	6,960,287	5,978,164
Long-term liabilities:
Operating lease obligations, noncurrent	223,985	473,270
Note payable, noncurrent	1,908,923	—
Total long-term liabilities	2,132,908	473,270
Total liabilities	9,093,195	6,451,434

Commitments and contingencies

Stockholders’ Equity
Series A Preferred Stock, $.0001 par value, 10,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized, 13,810,000 and 200,000 issued and outstanding as of December 31, 2020 and 2019, respectively	1,381	200
Additional paid in capital	121,870	—
Non-controlling interest	—	(611,420)
Accumulated deficit	(7,249,077)	(4,080,059)
Total stockholders’ deficit	(7,125,826)	(4,079,859)
Total liabilities and stockholders’ equity	$1,967,369	$2,371,575

The accompanying notes are an integral part of these consolidated financial statements

SMART FOR LIFE, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Net sales	$1,959,595	$2,364,863
Cost of goods sold	1,831,629	2,316,674
Gross profit	127,966	48,189
Operating expenses:
General and administrative	1,863,087	2,282,712
Depreciation and amortization expense	166,613	169,380
Total operating expenses	2,029,700	2,452,092
Operating loss	(1,901,734)	(2,403,903)
Other income (expense)
Other income	(14,141)	13,290
Interest (expense)	(1,253,143)	(624,493)
Total other income (expense)	(1,267,284)	(611,203)
Income (loss) before income taxes	(3,169,018)	(3,015,106)
Income tax (benefit) expense	—	—
Net loss	(3,169,018)	(3,015,106)
Net loss attributable to the non-controlling interest	—	(492,763)
Net loss	$(3,169,018)	$(2,522,343)

The accompanying notes are an integral part of these consolidated financial statements

SMART FOR LIFE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Preferred Shares	Stock Amount	Common Stock		Additional Paid-In Capital	Non-Controlling Interest	Accumulated Deficit	Total
			Shares	Amount
Balance, December 31, 2018	—	$—	2,000,000	$200	$—	$111,387	$(1,557,716)	$(1,446,129)
Net loss	—	—	—	—	—	(492,763)	(2,522,343)	(3,015,106)
Purchase of non-controlling interest in consolidated subsidiary	—	—	—	—	—	381,376	—	381,376
Balance, December 31, 2019	—	—	2,000,000	200	—	—	(4,080,059)	(4,079,859)
Stock issued for services	—	—	11,805,000	1,181	121,870	—	—	123,051
Net loss	—	—	—	—	—	—	(3,169,018)	(3,169,018)
Balance, December 31, 2020	—	$—	13,805,000	$1,381	$121,870	$—	$(7,249,077)	$(7,125,826)

The accompanying notes are an integral part of these consolidated financial statements

SMART FOR LIFE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Cash flows from operating activities:
Net loss	$(3,169,018)	$(2,522,343)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	10,346	82,378
Depreciation expense	108,760	111,213
Amortization expense	57,853	58,167
Stock-based compensation	663	—
Stock-issued for services	122,388	—
Change in operating assets and liabilities:
Accounts receivable	(46,015)	24,438
Related party receivable	13,355	22,349
Inventory	507,970	212,441
Prepaid expenses and other current assets	(500)	161,740
Deposits and other assets	(37,197)	—
Accounts payable	(15,796)	81,228
Related party payable	25,368	99,187
Accrued expenses	476,372	317,675
Deferred revenue	31,190	(393,987)
Net cash provided used in activities	(1,941,839)	(1,745,514)

Cash flows from investing activities:
Additions to property and equipment	(32,966)	—
Net cash used in investing activities	(32,966)	—

Cash flows from financing activities:
Right of use asset and lease liability	63,880	(85,765)
Proceeds from issuance of note payable	2,555,749	2,230,000
Repayments on notes payable	(490,100)	(385,000)
Paycheck protection program loan proceeds	318,013	—
Net cash provided by financing activities	2,447,542	1,759,235

Net increase in cash	472,737	13,721
Cash, beginning of year	12,212	(1,509)
Cash, end of year	$484,949	$12,212

Supplemental disclosure of cash flow information:
Interest paid	$85,307	$95,076

The accompanying notes are an integral part of these consolidated financial statements

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 1 — Description of Business

Bonne Santé Group, Inc., is a Delaware corporation which was formed on February 7, 2017. The Company is engaged in the development, marketing, manufacturing, acquisition, operation and sale of a broad spectrum of nutraceutical and related products with an emphasis on Health & Wellness. Structured as a global holding company. On August 4, 2021 the Company changed it’s name to Smart for Life, Inc. (“SFL”)

On March 8, 2018, our Company acquired 51% of Millenium Natural Manufacturing Corp. and Millenium Natural Health Products, Inc., which we refer to collectively as Millenium. Based in Doral, Florida, Millenium operates a 22,000 square-foot FDA-certified manufacturing facility. Millenium manufactures nutritional products for a significant number of customers. Millennium was rebranded “Bonne Santé Natural Manufacturing” (“BSNM”)

On October 8, 2019, our Company entered into an agreement to acquire the remaining 49% of BSNM, subject to certain conditions which were subsequently met for $100,000. The Company recorded the increase in ownership interests as a transaction within stockholders’ deficit. As a result of this transaction, noncontrolling interests were reduced by $381,376 reflecting the carrying value of the interest.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the consolidated operations of SFL and its wholly owned subsidiary BSNM, (collectively the “Company”) from the effective date of formation and are prepared in the United States Dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Intercompany balances and transactions have been eliminated.

Liquidity, Capital Resources and Going Concern

At December 31, 2020 the Company had liabilities in excess of assets in the amount of approximately $7.1 million. During 2020, the Company received approximately $2.6 million from the proceeds from the issuance of indebtedness but sustained a net loss of approximately $3.1 million and had consumed cash in operating activities of approximately $1.9 million during the year.

To date the Company has satisfied its capital needs with the net proceeds from its issuance of notes payable and bank debt. Company management expects to continue to incur net losses and have significant cash outflows for at least the next 12 months.

Subsequent to December 31, 2020, the Company completed a series of transactions, including an $11.0 million equity and debt financing (see Note 13). These events served to mitigate the conditions that historically raised substantial doubt about the Company’s ability to continue as a going concern. Based on this analysis the Company concluded it has the ability to continue as a going concern for at least the next 12 months.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates include, among other items, assessing the collectability of receivables, the realization of deferred taxes, useful lives and recoverability of tangible and intangible assets, assumptions used in the valuation of options, the computation of revenue based on the proportional delivery of services, and accruals for commitments and contingencies. Some of these estimates can be subjective and complex and, consequently, actual results could differ materially from those estimates.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three (3) months or less to be cash equivalents. At December 31, 2020 and 2019, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts represents the Company’s estimate for uncollectible receivables based on a review of specific accounts and the Company’s historical collection experience. The Company writes off specific accounts based on an ongoing review of collectability, as well as management’s past experience with the customers. Accounts receivable are presented net of an allowance for doubtful accounts of $12,915 and $2,569 at December 31, 2020 and 2019, respectively.

Inventory, net

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost (first-in, first-out) (replacement cost or net realizable value). An allowance for inventory obsolescence is provided for slow moving or obsolete inventory to write down historical cost to net realizable value. The Company primarily performs their manufacturing for nutraceuticals in the form of powders, tablets and capsules.

The allowance for obsolescence is an estimate established through charges to cost of goods sold. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, analysis of slow moving inventory, analysis of the selling price of inventory, the predetermined shelf life of the product, and management’s judgment with respect to current economic conditions. Given the nature of the inventory, it is reasonably possible the Company’s estimate of the allowance for obsolescence will change in the near term.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. The Company provides for depreciation and amortization over the estimated useful lives of various assets using the straight-line method ranging from 3-15 years.

Intangible Assets

Intangible assets consist of customer relationships acquired in 2018 with the acquisition of 51% of BSNM. The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives which is 8 years.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of long-lived assets at December 31, 2020 and 2019.

Lease Right-of-Use Asset

The Company records a right-of-use (“ROU”) asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified either as finance or operating with the classification affecting the pattern of expense recognition.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

Lease liabilities are recognized based on the present value of the remaining lease payments and are discounted using the most reasonable incremental borrowing rate. The Company uses the implicit rate when it is readily determinable. Since the Company’s lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Leases with a term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight- line basis over the lease term.

Debt Issuance Cost

In accordance with ASC 835-30 Other Presentation Matters, the Company has reported debt issuance cost as a deduction from the carrying amount of line of credit and will amortize these costs using the effective interest method over the term of the debt as interest expense.

Revenue Recognition

Impact of the initial adoption of Accounting Standards Codification (“ASC”) 606

Effective January 1, 2019, the Company now evaluates revenue recognition based on the criteria set forth in ASC 606, Revenue from Contracts with Customers. The Company adopted the new revenue recognition standard using the modified retrospective method to undelivered performance obligations on existing contracts which resulted in no impact to retained earnings.

The Company evaluates and recognize revenue by:

•        identifying the contract(s) with the customer,

•        identifying the performance obligations in the contract,

•        determining the transaction price,

•        allocating the transaction price to performance obligations in the contract; and

•        recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

The Company primarily generates revenues by manufacturing and packaging of nutraceutical products as a contract manufacturer for customers. The majority of the Company’s revenue is recognized when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms. The Company did not have any material unsatisfied performance obligations at December 31, 2020 or 2019.

Distribution expenses to transport the Company’s products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Freight

For the years ended December 31, 2020 and 2019, freight costs amounted to $84,229 and $59,593, respectively and have been recorded in cost of goods sold in the accompanying Consolidated Statement of Income.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

Advertising

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2020 and 2019 were $36,593 and $28,306, respectively.

Paycheck Protection Program

The Company records Paycheck Protection Program (“PPP”) loan proceeds in accordance with the Financial Accounting Standards Board (“FASB”) ASC 470, Debt . Debt is extinguished when either the debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor.

Stock-based Compensation

The Company recognizes expense for stock options and warrants granted over the vesting period based on the fair value of the award at the grant date, are valued using a Black-Scholes option pricing model to determine the fair market value of the stock options. The Company calculates the amount of tax benefit available by tracking each stock option award on an employee-by-employee basis and on a grant-by-grant basis. The Company then compares the recorded expense to the tax deduction received for each stock option grant.

Income Taxes

The Company accounts for income tax under the provisions of ASC 740, Income Taxes. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2020 and 2019, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company’s tax years subject to examination by tax authorities generally remain open for three (3) years from the date of filing. Due to the continued losses full valuation at the end of December 31, 2020 and 2019.

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Recent Accounting Standards Issued Not Yet Adopted

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The amendments also improve consistent application of and simplify GAAP for areas of ASC 740 by clarifying and amending existing guidance. This standard is effective for the Company on January 1, 2022, with early adoption permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective or prospective basis. The Company is currently evaluating the impact that adoption of this new standard will have on its consolidated financial statements.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

Accounting Pronouncement Adopted

The Company has adopted the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a right-of-use (“ROU”) model that requires lessees to record an ROU asset and a lease liability on the consolidated balance sheets for all leases with terms longer than 12 months. The Company adopted ASU 2016-02 during 2019, which resulted in the recognition of the right-of-use assets and related obligations on its consolidated financial statements.

Note 3 — Inventory

Inventory consisted of the following at December 31:

	2020	2019
Raw materials	$54,797	$274,166
Work in Progress	3,629	23,100
Finished goods	—	269,130
	$58,424	$566,396

Note 4 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2020	2019
Furniture and fixtures	$1,090	$1,090
Equipment – Manufacturing	797,760	764,794
Leasehold improvements	10,650	10,650
	809,500	776,534
Less: accumulated depreciation and amortization	(428,326)	(271,194)
Property and equipment, net	$381,174	$505,340

Depreciation and amortization expense for the years ended December 31, 2020 and 2019 totaled $108,760 and $111,213, respectively.

Note 5 — Intangible Assets

Intangible assets consisted of the following at December 31:

	2020	2019
Customer contracts	$442,262	$442,262
Less: amortization	(156,635)	(101,352)
Intangibles, net	$285,627	$340,910

Amortization (included in depreciation and amortization expense) for the years ended December 31, 2020 and 2019 was $57,853 and $58,167, respectively.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 5 — Intangible Assets (cont.)

The future amortization is as follows:

Years Ending December 31,
2021	$55,253
2022	55,253
2023	55,253
2024	55,253
2025	55,253
Thereafter	9,362
Total	$285,627

Note 6 — Lease Commitments

The Company enters into lessee arrangements consisting of operating leases for premises. The Company had four and three operating leases for premises as of December 31, 2020 and 2019, respectively. One new lease commenced during 2020 and one lease agreement is set to expire at the end of 2020.

Discount Rate Applied to Property Operating Lease

To determine the present value of minimum future lease payments for its operating lease at January 1, 2019, the Company was required to estimate a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment (the “incremental borrowing rate” or “IBR”).

The lease asset and liability were calculated utilizing a discount rate of 12%, according to the Company’s elected policy.

Right of Use Asset and Liability

The right of use asset and liability is included in the accompanying consolidated balance sheets as follows at December 31:

	2020	2019
Asset
Right of use asset	$495,154	$772,267

Liability
Right of use liability, current portion	$249,284	$213,232
Right of use liability, net of current portion	223,985	473,270
Total lease liability	$473,269	$686,502

Minimum lease payments under the operating lease are recognized on a straight-line basis over the term of the lease.

For the Year Ended December 31:
2021	$279,198
2022	250,863
Total payments	$530,061
Less: amount representing interest	(56,792)
Lease obligation, net	$473,269
Less: current portion	(249,284)
Lease obligation – long-term	$223,985

Rent expense for the years ended December 31, 2020 and 2019 was $277,113 and $139,395, respectively.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 7 — Debt

Notes Payable

Notes payable consists of the following at December 31:

	2020	2019
The Company has issued various promissory notes with various lenders that are convertible into common stock. These notes accrue interest at rates between 12 – 17%, with various maturity dates and are convertible into common stock at either original principal amount divided by price per initial public offering (“IPO”) at 100% or 200% of the principal if extension is provided by the lender or Regulation A offering price per share at 50% discount.	$3,841,143	$3,552,820
In December 2020, the Company entered into a factoring agreement which was then converted into a $1,500,000 term loan. The loan matures 18 months from issuance and accrues interest at 17.5% per annum.	1,500,000	—
In June and August 2020, the Company received Economic Injury Disaster Loans from the Small Business Administration. The loans matures in 30 years and bear interest at a rate of 3.75%.	300,000	—
In May and April 2020, the Company received loan proceeds through the Paycheck Protection Program. The loan matures in April and May 2022 and bears interest at a rate of 1%.	239,262	—
	5,880,405	3,552,820
Less: debt issuance costs	(56,250)	—
Less: current portion	(3,971,482)	(3,552,820)
Long term portion	$1,908,923	$—

The future maturities of the debt are as follows:

For the Year Ended December 31:
2021	$3,971,482
2022	1,608,923
Thereafter	300,000
Total	$5,880,405

Note 8 — Concentrations of Credit Risks

Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains bank accounts with several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited to the dispersion of customers across different industries and geographic regions.

Cash

The Company places its cash with high credit quality financial institutions. At December 31, 2020 and 2019, the Company had cash balances of $254,115 and $0 in excess of the Federal Deposit Insurance Corporation (“FDIC”) coverage of $250,000 per institution. The Company has not experienced any losses in such accounts.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 8 — Concentrations of Credit Risks (cont.)

Major Customers

The Company does not have any suppliers which represent a significant portion of its supply chain. The Company’s officers are closely monitoring the relationships with all suppliers.

Major Vendors

The Company does not have any suppliers which represent a significant portion of its supply chain. The Company’s officers are closely monitoring the relationships with all suppliers.

Note 9 — Income Taxes

The Company has evaluated the positive and negative evidence in assessing the realizability of its deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax planning strategies to determine which deferred tax assets are more likely than not to be realized in the future.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. Interest and penalties related to income tax matters, if any, would be recognized as a component of income tax expense. At December 31, 2020 and 2019, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Currently, the tax years subsequent to 2018 are open and subject to examination by the taxing authorities.

At December 31, 2020, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6.8 million, which will be available to offset future taxable income.

Note 10 — Stock Options and Warrants

In 2020, the Company adopted the Incentive Plan (the “Plan”) under which the Company is authorized to issue a total of 2,000,000 qualified stock options and nonqualified stock options to purchase common stock, to be granted to employees, and certain consultants or independent advisors who provide services to the Company. The maximum term of the options is ten (10) years. The Board of Directors has the right to accelerate the vesting period of the options based upon the performance of the employees and other reasons that would benefit the Company.

At December 31, 2020, there were 750,000 stock options available for issuance.

The Company recognized $1,000 of compensation expense related to the vesting of options during the year ended December 31, 2020.

The following is a summary of options granted, exercised, forfeited and outstanding during the years ended December 31:

	2020 – Stock Options		2020 – Warrants
	Number of Options	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—	250,000	$—
Granted	1,250,000	0.01	1,292,445	0.01
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at December 31,	1,250,000	$0	1,542,445	$0
Exercisable at December 31,	1,250,000		1,542,445
Available for issuance at December 31,	750,000		—

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 10 — Stock Options and Warrants (cont.)

During 2020, there were 1,250,000 stock options granted. At December 31, 2020, total future compensation costs related to non-vested stock options, less estimated forfeitures are approximately $4,000 and will be recognized over the next four years.

Valuation Assumptions for Stock Options and Warrants

The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019
Risk-free interest rate	0.36%	1.69%
Expected volatility	77%	81%
Expected life (years)	5	5
Dividend yield	0%	0%

The expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company’s historical exercise patterns. The risk-free rate is based on the U.S. Treasury yield constant maturity in effect at the time of grant for periods corresponding with the expected life of the option.

Note 11 — Commitments and Contingencies

COVID-19 Pandemic

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s consolidated financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of consolidated financial condition, liquidity or operations for 2020.

Legal Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Employment Agreements

In July 2020 and November, the Company hired a President and Chief Executive Officer for 3-year term. Compensation ranging from $200,000 to $350,000. Compensation includes annual bonuses of 10-20% if certain milestones are met. Restricted common stock issuance of 250,000 of which 83,333 at 1 year anniversary and remaining amount over last 2 years of the agreement.

Note 12 — Related Party Transaction

The Company has a management services agreement with a company controlled by the Company’s Chairman for $12,000 per month through June 30, 2021.

SMART FOR LIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 13 — Subsequent Event

In January 2021, the Company issued term loans with various individuals for $78,000, bearing interest at 15%.

In January 2021, the Company hired a Chief Financial Officer for a 3-year term. Compensation is the following for each year ending in 2023: $175,000, $200,000, and $250,000. Compensation includes annual bonus of 10% - 20% if certain milestones are met. Restricted common stock of 15,000 are issued at inception and 15,000 at 1 year anniversary.

In February 2021, the Company issued an unsecured convertible note for $500,000, bearing interest at 15% with a maturity date of March 2023.

In April 2021, the Company issued 65,000 shares of common stock to employees as part of their employment agreements.

In June 2021, the Company issued a promissory note for $25,000, bearing interest at 15%, due on demand.

In July 2021, the Company acquired Doctors Scientific Organica, LLC. Concurrent with the acquisition, the Company completed an equity and debt financing that totaled $11,000,000, with four funds providing the equity financing of $8,000,000 and a commercial lender providing senior secured debt of $3,000,000. The purchase price consists of $6,000,000 cash, $3,000,000 convertible debt, and a $3,000,000 promissory note.

In July 2021, the Company executed a securities purchase agreement with Nexus Offers, Inc.

DOCTORS SCIENTIFIC ORGANICA, LLC

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

DOCTORS SCIENTIFIC ORGANICA, LLC
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$—	$—
Accounts receivable, net	391,229	510,065
Inventory	2,197,472	1,618,002
Prepaid expenses and other current assets	—	26,624
Total current assets	2,588,701	2,154,691
Property and equipment, net	346,462	312,453
Other assets:
Operating lease right of use asset	562,358	672,741
Total assets	$3,497,521	$3,139,885
LIABILITIES AND MEMBER’S EQUITY
Current liabilities:
Accounts payable and cash overdraft	$530,824	$588,900
Accrued expenses	8,885	86,722
Due to related party	—	118,375
Operating lease obligations, current	272,192	227,557
Line of credit	740,127	739,657
Paycheck protection program loan	—	352,750
Note payable	337,542	46,370
Total current liabilities	1,889,570	2,160,331

Long-term liabilities:
Operating lease obligations, noncurrent	290,166	445,184
Total liabilities	2,179,736	2,605,515

Commitments and contingencies

Member’s equity	1,317,785	534,370
Total liabilities and member’s equity	$3,497,521	$3,139,885

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND CHANGES IN MEMBER’S EQUITY DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Net sales	$4,772,565	$5,164,515
Cost of goods sold	2,042,966	2,111,502
Gross profit	2,729,599	3,053,013

Operating expenses:
General and administrative	2,214,741	2,270,329
Depreciation	82,786	41,352
Total operating expenses	2,297,527	2,311,681

Operating income	432,072	741,332

Other income (expense)
Gain on debt extinguishment	842,477	11,871
Other income	7,903	75,305
Interest expense	(25,810)	(31,880)
Total other income	824,570	55,296

Net income	1,256,642	796,628

Member’s equity (deficit), beginning of year	534,370	(38,604)
Distributions to member	(473,227)	(1,042,049)
Member’s equity (deficit), June 30	1,317,785	(284,025)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Net income	$1,256,642	$796,628
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	2,129	—
Paycheck protection program loan forgiveness	(709,189)	—
Depreciation	21,994	25,539
Change in operating assets and liabilities:
Accounts receivable	116,707	124,153
Inventory	(579,470)	(670,200)
Prepaid expenses and other current assets	26,624	49,098
Accounts payable and cash overdraft	(50,076)	101,367
Related party payables	(118,375)	242
Accrued expenses	(77,837)	(174,573)
Net cash provided by operating activities	(118,851)	252,254

Cash flows from investing activities:
Purchases of property and equipment	(56,003)	—
Net cash used in investing activities	(56,003)	—

Cash flows from financing activities:
Distributions to member	(473,227)	(544,995)
Paycheck protection program loan proceeds	356,439	352,750
Term loan funded	291,642	298,416
Repayments on term loan	—	(342,026)
Net cash used in financing activities	174,854	(235,855)

Net increase in cash	—	16,399
Cash, beginning of year	—	82,513
Cash, June 30	$—	$98,912

Supplemental disclosure of cash flow information:
Interest paid	$25,810	$31,880

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 1 — Description of Business

Doctors Scientific Organica, LLC was originally incorporated in the State of Nevada on February 16, 2006. On September 28, 2015, it converted to a Florida company. The Company is engaged in the development, marketing, manufacturing, and sale of a broad spectrum of weight management and related products.

The Company created the subsidiaries of Oyster Management Services, LLC, Lawee Enterprises, LLC, and U.S. Medical Care Holdings, L.L.C. Each wholly owned subsidiary services customers in different sales markets. Based in Riviera Beach, Florida, DSO operates a 35,000 square-foot FDA-certified manufacturing facility.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements reflect the consolidated operations of DSO and its wholly owned subsidiaries, (collectively the “Company”) from the effective date of formation and are prepared in the United States Dollars in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates include, among other items, assessing the collectability of receivables, the realization of deferred taxes, useful lives and recoverability of tangible and intangible assets, assumptions used in the valuation of options, the computation of revenue based on the proportional delivery of services, and accruals for commitments and contingencies. Some of these estimates can be subjective and complex and, consequently, actual results could differ materially from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three (3) months or less to be cash equivalents. At June 30, 2021 and December 31, 2020, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts of $0 and $35,016 at June 30, 2021 and December 31, 2020, respectively. The Company’s allowance for doubtful accounts represents the Company’s estimate for uncollectible receivables based on a review of specific accounts and the Company’s historical collection experience. The Company writes off specific accounts based on an ongoing review of collectability, as well as management’s past experience with the customers.

Inventory, net

Inventory consists of raw materials, work in progress, and finished goods and is valued at the lower of cost (first-in, first-out) (replacement cost or net realizable value). An allowance for inventory obsolescence is provided for slow moving or obsolete inventory to write down historical cost to net realizable value. The Company primarily performs their manufacturing for nutraceuticals in the form of powders, tablets and capsules.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 2 — Summary of Significant Accounting Policies (cont.)

The allowance for obsolescence is an estimate established through charges to cost of goods sold. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, analysis of slow moving inventory, analysis of the selling price of inventory, the predetermined shelf life of the product, and management’s judgment with respect to current economic conditions. Given the nature of the inventory, it is reasonably possible the Company’s estimate of the allowance for obsolescence will change in the near term.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. The Company provides for depreciation and amortization over the estimated useful lives of various assets using the straight-line method ranging from 3-7 years.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of long-lived assets at June 30, 2021 and December 31, 2020.

Lease Right-of-Use Asset

The Company records a right-of-use (“ROU”) asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified either as finance or operating with the classification affecting the pattern of expense recognition.

Lease liabilities are recognized based on the present value of the remaining lease payments and are discounted using the most reasonable incremental borrowing rate. The Company uses the implicit rate when it is readily determinable. Since the Company’s lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Leases with a term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term.

Revenue Recognition

Impact of the initial adoption of Accounting Standards Codification (“ASC”) 606

Effective January 1, 2019, the Company now evaluates revenue recognition based on the criteria set forth in ASC 606, Revenue from Contracts with Customers. The Company adopted the new revenue recognition standard using the modified retrospective method to undelivered performance obligations on existing contracts which resulted in no impact to retained earnings.

The Company evaluates and recognize revenue by:

•        identifying the contract(s) with the customer,

•        identifying the performance obligations in the contract,

•        determining the transaction price,

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 2 — Summary of Significant Accounting Policies (cont.)

•        allocating the transaction price to performance obligations in the contract; and

•        recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

The Company primarily generates revenues by manufacturing and sales of weight management products under its own brands and as a contract manufacturer for customers. The majority of the Company’s revenue is recognized when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms. The Company did not have any material unsatisfied performance obligations at December 31, 2020 or 2019.

Distribution expenses to transport the Company’s products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Freight

For the six months ended June 30, 2021 and 2020, freight costs amounted to $260,718 and $273,917, respectively and have been recorded in cost of goods sold in the accompanying Consolidated Statement of Income.

Advertising

Advertising costs are expensed as incurred. Advertising costs for the six months ended June 30, 2021 and 2020 were $628,440 and $462,900, respectively.

Income Taxes

The Company operates as a limited liability company whereby all of the tax impacts pass through to the Member. Accordingly, no liability or uncertain tax positions has been recognized by the Company.

Leases

On January 1, 2019 the Company adopted issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize their operating leases on the balance sheet as right-of-use assets and lease liabilities for leases with lease terms of more than 12 months. All of the Company’s leases are operating leases and the Company recorded a right-of-use asset and lease liability for leases where the lease term is greater than 12 months. Lease liabilities are recognized based on the present value of the remaining lease payments and are discounted using the most reasonable incremental borrowing rate. The Company uses the prime rate as the discount rate, since the only debt the Company has are government issued loans at a minimal borrowing rate. Leases with a term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our Statement of Operations.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 3 — Inventory

Inventory consisted of the following at June 30, 2021 and 2020:

	June 30, 2021	December 31, 2020
Raw materials	$2,058,153	$1,491,214
Finished goods	139,319	126,788
	2,197,472	1,618,002
Less: allowance for obsolescence	—	—
	$2,197,472	$1,618,002

Note 4 — Property and Equipment

Property and equipment consisted of the following at June 30, 2021 and December 31, 2020:

	Estimated Useful Lives (in Years)	June 30, 2021	December 31, 2020
Furniture and fixtures	7	$28,365	$12,865
Manufacturing equipment	5	1,391,906	1,351,402
Leasehold improvements	3	68,400	68,400
Less: accumulated depreciation and amortization		(1,142,209)	(1,120,214)
Property and equipment, net		$346,462	$312,453

Depreciation expense for the six months ended June 30, 2021 totaled $21,994.

Note 5 — Lease Commitments

The Company enters into lessee arrangements consisting of operating leases for premises. The Company had one operating lease for premises as of June 30, 2021. The following table below provides supplemental information on leases at June 30:

	June 30, 2021	December 31, 2020
Asset
Right of use asset	$562,358	$672,741
Total lease asset	$562,358	672,741

Liability
Right of use liability, current portion	$272,192	$227,557
Right of use liability, net of current portion	290,166	445,184
Total lease liability	$562,358	$672,741

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 5 — Lease Commitments (cont.)

Future minimum lease payments under capital leases and rental payments required under operating leases are presented as follows:

For the Year Ended June 30:
2021	$148,020
2022	296,040
2023	197,360
Total payments	$641,420
Less: amount representing interest	(79,062)
Lease obligation, net	$562,358
Less: current portion	(272,192)
Lease obligation – long-term	$290,166

Rent expense for the six months ended June 30, 2021 and 2020 were $149,220 and $150,420.

Note 6 — Debt

PPP Loans

During April 2020, the Company was granted a loan (the “PPP Loan”) pursuant to the PPP under Division A, Title I of the Coronavirus Aid, Relief, and Economic Secures Act (the “CARES Act”) in the amount of $352,750. The PPP Loan, which was in the form of a note dated April 17, 2020, matures on April 17, 2022 and bears interest at a rate of 1.00% per annum. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act and meet the conditions established by the U.S. Small Business Administration (the “SBA”). In February 2021 and April 2021, the loans were forgiven resulting in gains on debt extinguishment on the accompanying consolidating statements of income.

Line of Credit

On June 26, 2020, the Company entered into a revolving line of credit with a bank, which permitted borrowings up to $750,000 and bears interest at 3.5%. As of June 30, 2021 and December 31, 2020, the balance of the line of credit was $740,127 and $739,657, respectively.

Notes Payable

On December 6, 2019, the Company entered into a thirteen-month financing agreement (the “2019 Thirteen-Month Financing Agreement”) with a vendor for an amount of $350,000. The agreement requires monthly payments including interest at 14.72% per annum. As of June 30, 2021 and December 31, 2020, the balance due for this loan was $0 and $31,882, respectively.

On March 6, 2020, the Company entered into a one-year financing agreement (the “2020 Financing Agreement”) with a vendor for an amount of $41,000. The agreement requires monthly payments including interest at 9.72% per annum. As of June 30, 2021 and December 31, 2020, the balance due for this loan was $0 and $14,488, respectively.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 6 — Debt (cont.)

Notes payable consists of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
2019 Thirteen-Month Financing Agreement	$—	$31,882
2019 One-Year Financing Agreement	—	—
2013 Equipment Loan	—	—
2020 Financing Agreement	337,542	14,488
Total	$337,542	$46,370

Collateral and Guarantor

The notes payable and line of credit are collateralized by certain assets of the Company and guaranteed by the sole member of the Company (the “Member”).

Note 7 — Concentrations of Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable and unbilled receivables. The Company maintains bank accounts with several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited to the dispersion of customers across different industries and geographic regions.

Cash

The Company places its cash with high credit quality financial institutions. At June 30, 2021 and December 31, 2020, the Company had a cash balance of $0 and $0 in excess of the Federal Deposit Insurance Corporation (“FDIC”) coverage of $250,000 per institution. The Company has not experienced any losses in such accounts.

Major Vendors

The Company does not have any suppliers which represent a significant portion of its supply chain. The Company’s officers are closely monitoring the relationships with all suppliers.

Note 8 — Commitments and Contingencies

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s consolidated financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of consolidated financial condition, liquidity or operations for 2020.

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

Note 9 — Related Party Transaction

The Company rents its operating facility from a non-consolidating company owned by the member. Rent expense paid to the related party for the six months ended June 30, 2021 and 2020 were $148,020 and $148,020, respectively.

Doctor Scientific Organica has provided advances to, and received advances from, its prior sole member and entities related to its prior sole member. These advances are non-interest bearing with no fixed maturity and are expected to be repaid in the near term. At June 30, 2021 and December 31, 2020, the net balance due to related parties was $0 and $118,375, respectively.

Note 10 — Subsequent Event

In July 2021, the Company was sold to Smart for Life, Inc. for approximately $12,000,000.

DOCTORS SCIENTIFIC ORGANICA, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors Doctors Scientific Organica, LLC
Doral, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Doctors Scientific Organica, LLC (the “Company”) at December 31, 2020, and 2019, and the related consolidated statements of income and changes in member’s equity (deficit), and cash flows for each of the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2021

Sunrise, Florida

August 5, 2021

DOCTORS SCIENTIFIC ORGANICA, LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash	$—	$82,513
Accounts receivable, net	510,065	464,817
Inventory, net	1,618,002	971,060
Prepaid expenses and other current assets	26,624	49,598
Total current assets	2,154,691	1,567,988

Property and equipment, net	312,453	380,136
Other assets:
Operating lease right-of-use asset	672,741	874,686
Total other assets	985,194	1,254,822
Total assets	$3,139,885	$2,822,810

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable and cash overdraft	$588,900	$687,932
Accrued expenses	86,722	306,585
Due to related party	118,375	19,758
Operating lease obligation, current portion	227,557	201,945
Line of credit	739,657	—
Paycheck protection program loan	352,750	—
Notes payable	46,370	972,453
Total current liabilities	2,160,331	2,188,673

Long-term liabilities:
Operating lease obligation, net of current portion	445,184	672,741
Total long-term liabilities	445,184	672,741

Total liabilities	2,605,515	2,861,414

Commitments and contingencies
Member’s equity (deficit)	534,370	(38,604)
Total liabilities and member’s equity	$3,139,885	$2,822,810

The accompanying notes are an integral part of these consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
CONSOLIDATED STATEMENTS OF INCOME AND MEMBER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Net sales	$10,782,192	$10,048,642
Cost of goods sold	4,436,389	4,777,392
Gross profit	6,345,803	5,271,250

Operating expenses:
General and administrative	4,608,331	3,875,983
Depreciation	82,786	97,160
Total operating expenses	4,691,117	3,973,143

Operating income	1,654,686	1,298,107

Other income (expense):
Other income	—	410,500
Interest expense	(85,307)	(95,076)
Total other (expense) income	(85,307)	315,424

Net income	1,569,379	1,613,531

Member’s (deficit), beginning of year	(38,604)	(803,103)
Contributions from member	2,995,090	4,574,513
Distributions to member	(3,991,495)	(5,423,545)
Member’s equity (deficit), end of year	$534,370	$(38,604)

The accompanying notes are an integral part of these consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
Cash flows from operating activities:
Net income	$1,569,379	$1,613,531
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for bad debt	92,860	16,714
Depreciation	82,786	97,160
(Increase) decrease in operating assets:
Accounts receivable	(138,108)	27,460
Inventory	(646,942)	(154,183)
Prepaid expenses and other current assets	22,974	(49,598)
(Decrease) increase in operating liabilities:
Accounts payable and cash overdraft	(99,032)	(394,503)
Accrued expenses	(219,863)	173,381
Due to related party	98,617	(99,042)
Net cash provided by operating activities	762,671	1,230,920

Cash flows from investing activities:
Purchases of property and equipment	(15,103)	(110,923)
Net cash used in investing activities	(15,103)	(110,923)

Cash flows from financing activities:
Distributions to member	(3,991,495)	(5,423,545)
Contributions from member	2,407,076	4,374,513
Proceeds from line of credit	1,937,397	—
Repayments on line of credit	(1,197,740)	—
Principal repayments on notes payable	(379,069)	(659,452)
Proceeds from note payable	41,000	671,000
Paycheck protection program loan proceeds	352,750	—
Net cash used in financing activities	(830,081)	(1,037,484)

Net (decrease) increase in cash	(82,513)	82,513
Cash, beginning of year	82,513	—
Cash, end of year	$—	$82,513

Supplemental disclosure of cash flow information:
Interest paid	$85,307	$95,076

Supplemental disclosure of non-cash flow information:
Non cash deemed contributions from member via assumption of liabilities	$588,014	$200,000

The accompanying notes are an integral part of these consolidated financial statements

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 1 — Description of Business

Doctors Scientific Organica, LLC and its consolidated companies (collectively the “Company”) operates in Riviera Beach, Florida, and is primarily engaged in the development, marketing, manufacturing, and sale of a broad spectrum of weight management and related products.

Doctors Scientific Organica, LLC (“DSO”) was organized as a limited liability company in the State of Florida on December 6, 2007. DSO owns 100% of Oyster Management Services, LLC (“Oyster”) and U.S. Medical Care Holdings, L.L.C. (“U.S. Medical”). Oyster was organized as a limited liability company in the State of Florida on April 1, 2003. U.S. Medical was organized as a limited liability company in the State of Florida on April 1, 2003.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements reflect the consolidated operations of DSO and its wholly owned subsidiaries Oyster and U.S. Medical. Intercompany balances and transactions have been eliminated.

Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates include, among other items, assessing the collectability of receivables, useful lives and recoverability of tangible assets, and accruals for commitments and contingencies. Some of these estimates can be subjective and complex and, consequently, actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three (3) months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2020 and 2019.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The Company does not accrue finance or interest charges. The Company uses an allowance method to account for uncollectible accounts receivable. The Company’s allowance for doubtful accounts represents the Company’s best estimate for uncollectible receivables based on a review of specific accounts and the Company’s historical collection experience. The Company writes off specific accounts based on an ongoing review of collectability, as well as management’s past experience with the customers. Allowance for doubtful accounts were $90,731 and $35,016 at December 31, 2020 and 2019, respectively.

Inventory

Inventory consists of raw materials and finished goods and is valued at the lower of cost or net realizable value. An allowance for inventory obsolescence is provided for slow moving or obsolete inventory to write down historical cost to net realizable value. The Company primarily performs its manufacturing for nutraceuticals in the form of powders, tablets, and capsules.

The allowance for obsolescence is an estimate established through charges to cost of goods sold. Management’s judgment in determining the adequacy of the allowance is based upon several factors which include, but are not limited to, analysis of slow-moving inventory, analysis of the selling price of inventory, the predetermined shelf life of the

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

product, and management’s judgment with respect to current economic conditions. Given the nature of the inventory, it is reasonably possible the Company’s estimate of the allowance for obsolescence will change in the near term. At December 31, 2020 and 2019, there was no allowance for inventory obsolescence.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets, which range from five (5) to seven (7) years.

Long-Lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of long-lived assets at December 31, 2020 and 2019.

Lease Right-of-Use Asset

The Company records a right-of-use (“ROU”) asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified either as finance or operating with the classification affecting the pattern of expense recognition.

Lease liabilities are recognized based on the present value of the remaining lease payments and are discounted using the most reasonable incremental borrowing rate. The Company uses the implicit rate when it is readily determinable. Since the Company’s lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Leases with a term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term.

Revenue Recognition

The Company evaluates revenue recognition based on the criteria set forth in ASC 606, Revenue from Contracts with Customers.

The Company evaluates and recognize revenue by:

•        identifying the contract(s) with the customer,

•        identifying the performance obligations in the contract,

•        determining the transaction price,

•        allocating the transaction price to performance obligations in the contract; and

•        recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

The Company primarily generates revenues by manufacturing and sales of weight management products under its own brands and as a contract manufacturer for customers. The majority of the Company’s revenue is recognized when

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 2 — Summary of Significant Accounting Policies (cont.)

it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms. The Company did not have any material unsatisfied performance obligations at December 31, 2020 or 2019.

Distribution expenses to transport the Company’s products, where applicable, and warehousing expense after manufacture are accounted for within operating expenses.

Freight

The Company charges its customers a flat rate for shipping and handling. Freight costs are included in cost of goods sold in the accompanying consolidated statements of income. For the years ended December 31, 2020 and 2019, freight costs amounted to $484,503 and $599,174, respectively.

Advertising

Advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019 the Company incurred advertising costs of $1,018,570 and $374,511, respectively.

Paycheck Protection Program

The Company records Paycheck Protection Program (“PPP”) loan proceeds in accordance with the Financial Accounting Standards Board (“FASB”) ASC 470, Debt . Debt is extinguished when either the debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor.

Income Taxes

DSO, Oyster and U.S. Medical are limited liability companies that have elected to be taxed as an S Corporation. As a result, income tax liabilities are passed through to the individual member. Accordingly, no provision for income taxes is reflected in the consolidated financial statements.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. Interest and penalties related to income tax matters, if any, would be recognized as a component of income tax expense. At December 31, 2020, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company’s tax years subject to examinations by the U.S. federal, state and local non-U.S. tax authorities generally remain open for three years from the date of filing.

Accounting Pronouncement Adopted

The Company has adopted the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes a right-of-use (“ROU”) model that requires lessees to record an ROU asset and a lease liability on the consolidated balance sheets for all leases with terms longer than 12 months. The Company adopted ASU 2016-02 during 2019, which resulted in the recognition of the right-of-use assets and related obligations on its consolidated financial statements.

Note 3 — Fair Value Disclosures

The Company’s financial instruments consist mainly of cash, accounts receivable, accounts payable, accrued expenses, and term loans. The Company believes that the carrying amounts of these financial instruments approximate its fair values due to their short-term nature or market interest rates. The term loans approximate fair value due to the current rate of interest charged.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 4 — Inventory

Inventory consisted of the following at December 31:

	2020	2019
Raw materials	$1,491,214	$896,381
Finished goods	126,788	74,679
	$1,618,002	$971,060

Note 5 — Property and Equipment

Property and equipment consisted of the following at December 31:

	Estimated Useful Lives (in Years)	2020	2019
Furniture and fixtures	7	$12,865	$12,865
Equipment – Manufacturing	7	1,351,402	1,336,300
Leasehold improvements	5 – 7	68,400	68,400
		1,432,667	1,417,565

Less: accumulated depreciation		(1,120,214)	(1,037,429)
Property and equipment, net		$312,453	$380,136

Depreciation expense for the years ended December 31, 2020 and 2019 totaled $82,786 and $97,160, respectively.

Note 6 — Debt

PPP Loan

During April 2020, the Company was granted a loan (the “PPP Loan”) pursuant to the PPP under Division A, Title I of the Coronavirus Aid, Relief, and Economic Secures Act (the “CARES Act”) in the amount of $352,750. The PPP Loan, which was in the form of a note dated April 17, 2020, matures on April 17, 2022 and bears interest at a rate of 1.00% per annum. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act and meet the conditions established by the U.S. Small Business Administration (the “SBA”). See Subsequent Events note.

Line of Credit

On June 26, 2020, the Company entered into a revolving line of credit with a bank, which permitted borrowings up to $750,000 and bears interest at 3.5%. As of December 31, 2020, the balance of the line of credit was $739,657. The line of credit matured on June 26, 2021.

Notes Payable

On April 16, 2010, the Company entered into a twenty-year loan (the “Loan”) with a financial institution for an amount of $570,682. The loan required monthly payments including interest at 7.49% per annum. The note was assumed by a related party during 2020.

During 2019, the Company entered into a one-year financing agreement (the “2019 One-Year Financing Agreement”) with a vendor for an amount of $41,000. The agreement requires monthly payments including interest at 9.72% per annum. The balance was fully paid during 2020.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 6 — Debt (cont.)

On December 6, 2019, the Company entered into a thirteen-month financing agreement (the “2019 Thirteen-Month Financing Agreement”) with a vendor for an amount of $350,000. The agreement requires monthly payments including interest at 14.72% per annum.

On June 17, 2013, the Company entered into an equipment loan (the “2013 Equipment Loan”) with a financial institution for an amount of $210,000 bearing an interest rate of 1.96%. The equipment loan was fully paid during 2020.

On January 26, 2012, the Company entered into an equipment loan (the “2012 Equipment Loan”) with a financial institution for an amount of $259,150 bearing an interest rate of 5.25%. The equipment loan was fully paid during 2020.

On March 6, 2020, the Company entered into a one-year financing agreement (the “2020 Financing Agreement”) with a vendor for an amount of $41,000. The agreement requires monthly payments including interest at 9.72% per annum.

Notes payable consists of the following at December 31:

	2020	2019
Loan	$—	$427,388
2019 One-Year Financing Agreement	—	34,439
2019 Thirteen-Month Financing Agreement	31,882	350,000
2013 Equipment Loan	—	79,958
2012 Equipment Loan	—	80,668
2020 Financing Agreement	14,488	—
Total	$46,370	$972,453

Collateral and Guarantor

The notes payable and line of credit are collateralized by certain assets of the Company and guaranteed by the sole member of the Company (the “Member”).

Note 7 — Member’s Equity

DSO, U.S. Medical, and Oyster are limited liability companies, governed by individual operating agreements. Each company maintains separate capital accounts for the Member, who is credited for capital contributions and profits, and is debited for distributions and losses. The liability of the Member is limited to the Member’s total capital contributions.

Note 8 — Operating Lease

On September 1, 2018, the Company entered into an operating lease with an initial 5 year term with a related party for its warehouse space in Riviera Beach, Florida. The lease term is used for the amortization/depreciation life of lease assets. The lease agreement does not contain any material residual value guarantees or material restrictive covenants.

On January 1, 2019, the Company adopted ASC 842 using the modified retrospective method applied to the lease that was in place at January 1, 2019.

Discount Rate Applied to Property Operating Lease

To determine the present value of minimum future lease payments for its operating lease at January 1, 2019, the Company was required to estimate a rate of interest that it would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment (the “incremental borrowing rate” or “IBR”).

The lease asset and liability were calculated utilizing a discount rate of 12%, according to the Company’s elected policy.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 8 — Operating Lease (cont.)

Right of Use Asset and Liability

The right of use asset and liability is included in the accompanying consolidated balance sheets as follows at December 31:

	2020	2019
Non-current assets:
Right of use asset	$672,741	$874,686

Liability:
Right of use liability, current portion	$227,557	$201,945
Right of use liability, net of current portion	445,184	672,741
Total lease liability	$672,741	$874,686

Minimum lease payments under the operating lease are recognized on a straight-line basis over the term of the lease.

Years ending December 31:
2021	$296,040
2022	296,040
2023	197,360
Total payments	789,440
Less: amount representing interest	(116,699)
Lease obligation, net	672,741
Less: current portion	(227,557)
Lease obligation – long-term	$445,184

Rent expense for the years ended December 31, 2020 and 2019 was $303,757 and $299,967, respectively.

Note 9 — Concentrations of Credit Risks

Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable and unbilled receivables. The Company maintains bank accounts with several financial institutions. Concentrations of credit risk with respect to accounts receivable are limited to the dispersion of customers across different industries and geographic regions.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per institution per entity. The Company did not have cash balances in excess of the FDIC coverage at December 31, 2020 and 2019. The Company has not experienced any losses in such accounts.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 9 — Concentrations of Credit Risks (cont.)

Sales and Accounts Receivable

The following is a summary of customer concentration in sales and accounts receivable at:

December 31, 2020			December 31, 2019
Customer	% of Sales	% of Accounts Receivable	Customer	% of Sales	% of Accounts Receivable
A	4%	11%	A	37%	62%
B	27%	12%	B	15%	1%
C	5%	15%	C	13%	0%
D	9%	30%
E	1%	23%
F	25%	<1%

Purchases

The following is a summary of vendor concentrations in purchases and accounts payable at:

December 31, 2020			December 31, 2019
Vendor	% of Purchases	% of Accounts Payable	Vendor	% of Purchases	% of Accounts Payable
A	3%	17%	A	5%	14%
B	14%	0%	B	1%	14%
C	12%	0%	C	17%	0%

Note 10 — Commitments and Contingencies

COVID-19 Pandemic

On March 11, 2020, the World Health Organization (“WHO”) classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s consolidated financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its consolidated financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of consolidated financial condition, liquidity, or operations for 2021.

Litigation

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Insurance Settlement

During 2019, the Company received $400,000 as a settlement from an insurance claim for hurricane damages, which is included in other income in the accompanying consolidated statements of income.

DOCTORS SCIENTIFIC ORGANICA, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Note 11 — Related Party Transactions

The Company rents its operating facility from a non-consolidating company owned by the Member. Rent expense paid to the related party for the years ended December 31, 2020 and 2019 was $302,040 and 298,449, respectively.

The Company has provided advances to, and received advances from, the Member and entities related to the Member of the Company. These advances are non-interest bearing with no fixed maturity and are expected to be repaid in the near term. At December 31, 2020 and 2019, the net balance due to related parties was $118,375 and $19,758, respectively.

The Company sells its products to companies that are considered related parties due to common ownership by the Member. During the years ended December 31, 2020 and 2019, sales to related parties were $561,041 and $76,305, respectively. At December 31, 2020 and 2019, accounts receivable due from related parties was $0 and $111,218, respectively.

Note 12 — Subsequent Events

Paycheck Protection Program Loan Forgiveness

The Company used the funds of its PPP Loan for qualifying costs, and as such, received full loan forgiveness in the amount of $352,750 from the SBA in February 2021.

Paycheck Protection Program Loan

On February 10, 2021, the Company was granted an additional loan (the “Second PPP Loan”) from City National Bank of Florida, N.A pursuant to the PPP under Division A, Title I of the CARES Act in the amount of $356,438.The Second PPP Loan, which was in the form of a Note dated February 10, 2021, was set to mature on February 10, 2023. The Company used the funds of its PPP Loan for qualifying costs, and as such, received full loan forgiveness in the amount of $356,438 from the SBA in June 2021.

Acquisition

During July 2021, the Company was sold to a third party, resulting in a change in ownership.

             Units consisting of:

Common Stock
Series A Warrants
Series B Warrants

Smart for Life, Inc.

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PROSPECTUS

________________________________

DAWSON JAMES SECURITIES, INC.

            , 2021

Through and including                   , 2021 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2021

Smart for Life, Inc.

26,903,184 Shares of
Common Stock

____________________________

This prospectus relates to 26,903,184 shares of common stock, par value $0.0001 per share, of Smart for Life, Inc. that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

•        11,999,404 shares of common stock issuable upon the conversion of series A convertible preferred stock issued to the selling stockholders;

•        11,999,404 shares of common stock issuable upon the exercise of warrants issued to the selling stockholders at an exercise price per share that is equal to 125% of the initial public offering price for our initial public offering;

•        2,250,000 shares of common stock issuable upon the conversion of debentures issued to the selling stockholders; and

•        654,376 shares of common stock issuable to the selling stockholders under future equity agreements.

We will not receive any proceeds from the sales of outstanding common stock by the selling stockholders, but we will receive funds from the exercise of the warrants held by the selling stockholders.

Currently, no public market exists for our common stock. We have applied to list our common stock on the Nasdaq Capital Market, or Nasdaq, under the symbol “            ”. There can be no assurance that we will be able to meet Nasdaq’s initial listing requirements or that we will otherwise be approved for listing.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock.”

The selling stockholders may offer and sell the common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales will occur at a fixed price of $       per share until our common stock is quoted on the OTCQB or OTCQX marketplace, or listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. Any participating broker-dealers and any selling stockholders who are affiliates of broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any commissions or discounts given to any such broker-dealer or affiliates of a broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933, as amended. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

Investing in our securities is highly speculative and involves a significant degree of risk.    See “Risk Factors” beginning on page 21 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2021.

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The Offering

Common stock offered by the selling stockholders:

This prospectus relates to 26,903,184 shares of common stock that may be sold from time to time by the selling stockholders named in this prospectus, which includes:

•   11,999,404 shares of common stock issuable upon the conversion of series A convertible preferred stock issued to the selling stockholders;

•   11,999,404 shares of common stock issuable upon the exercise of warrants issued to the selling stockholders at an exercise price per share that is equal to 125% of the initial public offering price for our initial public offering;

•   2,250,000 shares of common stock issuable upon the conversion of debentures issued to the selling stockholders; and

•   654,376 shares of common stock issuable to the selling stockholders under future equity agreements.

Shares outstanding:	shares of common stock (or shares if the underwriters exercise the over-allotment option in full).
Use of proceeds:	We will not receive any proceeds from the sales of outstanding common stock by the selling stockholders, but we will receive funds from the exercise of the warrants held by the selling stockholders.
Risk factors:

Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 21.

Trading market and symbol:

We have applied to list our common stock on Nasdaq under the symbol “            .” There can be no assurance that we will be able to meet Nasdaq’s initial listing requirements or that we will otherwise be approved for listing.

The number of shares of common stock outstanding assumes the issuance by us of units pursuant to the Public Offering Prospectus filed contemporaneously herewith and includes the following shares to be issued upon closing of the initial public offering described therein:

•                    shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $500,000 that will convert upon closing of the offering at a conversion price equal to 50% of the initial public offering price;

•                    shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $3,000,000 that will convert upon closing of the offering at a conversion price equal to the initial public offering price;

•                    shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $1,900,000 that will convert upon closing of the offering at a conversion price equal to the initial public offering price;

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•                    shares of common stock to be issued upon closing of the offering under future equity agreements that we entered into with certain lenders, pursuant to which we agreed to issue to such lenders a number of shares of common stock equal to the stated value described in the future equity agreement, which may be the principal amount of the loan or the principal amount of the loan plus a premium, divided by the initial public offering price, which total stated value, in the aggregate, is $16,825,751; and

•                    shares of common stock to be issued upon closing of the offering under a future equity agreement that we entered into with a lender, pursuant to which we agreed to issue to such lender a number of shares of common stock equal to 75% of all funds advanced by such lender ($1,675,000) divided by the initial public offering price.

The number of shares of common stock outstanding does not including the following:

•        1,450,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $0.01 per share;

•        11,999,404 shares of common stock issuable upon the conversion of our outstanding series A convertible preferred stock;

•        11,999,404 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price per share that is equal to 125% of the initial public offering price for the offering;

•        1,382,441 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $0.0001 per share;

•        up to 2,250,000 shares of common stock issuable upon the conversion of 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 that are convertible at the option of the holders into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after date on which the registration statement of which this prospectus forms a part is declared effective, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the such date; and provided further, that the conversion price shall not be less than $1.00;

•        shares of common stock issuable upon the conversion of a convertible promissory note in the principal amount of $73,727.01 that is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including the offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given;

•        shares of common stock issuable upon the exercise of the warrants issued in connection with the offering; and

•        shares of common stock issuable upon the conversion of any shares of series B convertible preferred stock issued in connection with the offering.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. We may, however, receive up to $            from the exercise of warrants held by the selling stockholders.

We have no specific plan for such proceeds except to generate funds for working capital and general corporate purposes. We will have broad discretion in the way that we use these proceeds.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

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SELLING STOCKHOLDERS

The common stock being offered by the selling stockholders are those issuable to the selling stockholders upon the conversion or exercise of series A convertible preferred stock, warrants and debentures held by the selling stockholders. For additional information regarding the issuances of those securities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these securities, the selling stockholders have not had any material relationship with us within the past three years and based on the information provided to us by the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of series A convertible preferred stock, warrants and debentures as of            , 2021, assuming the conversion of the series A convertible preferred stock, the exercise of the warrants and the conversion of the debentures held by the selling stockholders on that date, without regard to any limitations on conversions and exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the sum of the maximum number of shares of common stock issuable upon the conversion of all shares of series A convertible preferred stock, the exercise of all warrants and the conversion of all debentures held by the selling stockholders, each as of the trading day immediately preceding the date of this prospectus and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion or exercise of these securities. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the series A convertible preferred stock, the warrants and the debentures, a selling stockholder may not convert the series A convertible preferred stock, exercise the warrants or convert the debentures to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such conversion or exercise. This limitation may be waived (up to a maximum of 9.99%) by the selling stockholder and in its sole discretion, upon not less than sixty-one (61) days’ prior notice to us. The number of shares in the table below do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to this Offering	Number of Shares Being Offered	Common Stock Beneficially Owned After this Offering
			Shares	Percent(1)
Anson East Master Fund LP(2)	1,640,551	1,640,551	—	—
Anson Investments Master Fund LP(3)	4,921,651	4,921,651	—	—
District 2 Capital Fund LP(4)	6,562,202	6,562,202	—	—
Ionic Ventures, LLC(5)	6,853,036	6,853,036	—	—
Sabby Volatility Warrant Master Fund, Ltd.(6)	6,562,202	6,562,202	—	—
Brendan O’Neil(7)	363,542	363,542	—	—

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(1)      Applicable percentage ownership after to this offering is based on            shares of common stock and 8,000 shares of series A convertible preferred stock deemed to be outstanding as of            , 2021. As noted above, for purposes of computing percentage ownership after this offering, we have assumed that all series A convertible preferred stock, warrants and debentures held by the selling stockholders will be converted to common stock and sold in this offering.

(2)      Consists of 749,963 shares of common stock issuable upon the conversion of series A convertible preferred stock, 749,963 shares of common stock issuable upon the exercise of warrants and 140,625 shares of common stock issuable upon the conversion of debentures. Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson East Master Fund LP, hold voting and dispositive power over the shares held by Anson East Master Fund LP. Bruce Winson is the managing member

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of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(3)      Consists of 2,249,888 shares of common stock issuable upon the conversion of series A convertible preferred stock, 2,249,888 shares of common stock issuable upon the exercise of warrants and 421,875 shares of common stock issuable upon the conversion of debentures. Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP, hold voting and dispositive power over the shares held by Anson Investments Master Fund LP. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(4)      Consists of 2,999,851 shares of common stock issuable upon the conversion of series A convertible preferred stock, 2,999,851 shares of common stock issuable upon the exercise of warrants and 562,500 shares of common stock issuable upon the conversion of debentures. Michael Bigger is the Managing Member of District 2 GP LLC, the General Partner of District 2 Capital Fund LP, and has voting and dispositive power over the shares held by it. Mr. Bigger disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5)      Consists of 2,999,851 shares of common stock issuable upon the conversion of series A convertible preferred stock, 2,999,851 shares of common stock issuable upon the exercise of warrants, 562,500 shares of common stock issuable upon the conversion of debentures and up to 290,834 shares of common stock to be issued under a future equity agreement that we entered into with Ionic Ventures, LLC, pursuant to which we agreed to issue to Ionic Ventures, LLC a number of shares of common stock equal to $1,163,333, divided by the initial public offering price allocated to the common stock comprising a part of the unit sold in our initial public offering that is occurring at or about the effective date of the registration statement of which this prospectus forms a part; provided that such initial offering price shall not be less than $4.00. Brendan O’Neil and Keith Coulston are the principals of Ionic Ventures, LLC and hold voting and dispositive power over the shares held by it. Mr. O’Neil and Mr. Coulston each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(6)      Consists of 2,999,851 shares of common stock issuable upon the conversion of series A convertible preferred stock, 2,999,851 shares of common stock issuable upon the exercise of warrants and 562,500 shares of common stock issuable upon the conversion of debentures. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd., and Hal Mintz, manager of Sabby Management, LLC, may be deemed to share voting and dispositive power with respect to these securities. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.

(7)     Consists of up to 363,542 shares of common stock to be issued under a future equity agreements that we entered into with Brendan O’Neil, pursuant to which we agreed to issue to Mr. O’Neil a number of shares of common stock equal to $1,454,167 divided by the initial public offering price allocated to the common stock comprising a part of the unit sold in our initial public offering that is occurring at or about the effective date of the registration statement of which this prospectus forms a part; provided that such initial offering price shall not be less than $4.00.

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PLAN OF DISTRIBUTION

Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales will occur at a fixed price of $       per share until our common stock is quoted on the OTCQB or OTCQX marketplace, or listed on a national securities exchange. Thereafter, these sales will occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales;

•        in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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LEGAL MATTERS

The validity of the common stock covered by this prospectus will be passed upon by Bevilacqua PLLC.

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common shares being registered. All amounts, other than the SEC registration fee, Nasdaq listing fee and FINRA filing fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$	*
Nasdaq listing fee		*
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and related fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

____________

*        To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation and bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

We are in the process of obtaining standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriter of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

During the period from June 15, 2020 through April 13, 2021, we issued a total of 13,370,000 shares of our common stock to our employees and consultants in consideration for services rendered to our company. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

During the period from March 8, 2018 through January 20, 2021 we issued promissory notes to accredited investors in a series of private placements. The aggregate principal amount of the notes is $4,519,500. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

During the period from September 14, 2020 through April 13, 2021, we granted options to purchase a total of 1,450,000 shares of our common stock to officers and directors of our company. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On December 18, 2020, we entered into a future equity agreement with Peah Capital, LLC, pursuant to which we have agreed to issue to Peah Capital, LLC upon closing of this offering a number of shares of our common stock equal to 75% of all funds loaned to us by it divided by the initial public offering price. The aggregate amount loaned to us by Peah Capital, LLC is $1,675,000. We also issued a warrant for the purchase of 1,292,445 shares of common stock to Peah Capital, LLC. This warrant is exercisable for the period commencing on January 31, 2022 and ending on December 18, 2027; provided that, the warrant will automatically expire and terminate in the event a registration statement covering the resale of all shares issued pursuant the future equity agreement has been declared effective by the SEC. The exercise price of this warrant is $0.0001, subject to standard adjustments for stock splits, stock combinations, stock dividends, reclassifications and similar transactions. In addition, in the event that the number of our outstanding shares of common stock is increased prior to the 18-month anniversary of the warrant, the number of shares issuable upon exercise of the warrant shall be automatically increased to represent that number which is 9.9% of the then total outstanding capitalization. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On February 25, 2021, we issued a convertible promissory note in the principal amount of $500,000 to East West Capital LLC. This note accrues interest at 15% per annum and matures on March 31, 2023. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to 50% of the initial public offering price. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On May 10, 2021, we issued a convertible promissory note in the principal amount of $73,727.01 to Bevilacqua PLLC, our outside securities counsel. This note accrues interest at 15% per annum and matures on May 10, 2022. The note is convertible at the option of the holder into shares of common stock at a conversion price that is equal to forty percent (40%) of either (i) the price per share paid by investors in our next priced equity financing, including this offering, or (ii) the volume weighted average price of the common stock for the five trading days from and including the date that the conversion notice is given. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On July 1, 2021, we issued a convertible promissory note in the principal amount of $3,000,000 to Sasson E. Moulavi in connection with the acquisition of Doctors Scientific Organica. This note accrues interest at 6% per annum and matures on July 1, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On July 1, 2021, we completed a private placement in which we sold an aggregate of 6,000 shares of series A convertible preferred stock and warrants for the purchase of an aggregate of 8,999,552 shares of common stock to certain investors for gross proceeds of $6,000,000. On August 18, 2021, we completed an additional closing of this private placement in which we sold 2,000 shares of series A convertible preferred stock and warrants for the purchase of 2,999,852 shares of common stock for gross proceeds of $2,000,000. Please see “Description of Securities” for a description of the series A convertible preferred stock and warrants issued in this private placement. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On November 5, 2021, we completed a private placement in which we sold 12% unsecured subordinated convertible debentures in the aggregate principal amount of $2,250,000 to certain investors for gross proceeds of $2,250,000. At any time after the sixth month anniversary of the IPO date, the holders may convert the principal amount of the debentures into shares of common stock at a conversion price that is equal to 50% of the effective initial public offering price (as described in the debentures); provided that after the IPO date, the conversion price shall be reduced to the lower of such price and the lowest volume weighted average price during the 10 trading days immediately following the IPO date; provided further, that the conversion price shall not be less than $1.00. Please see “Description of Securities” for a description of the debentures issued in this private placement. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

On November 8, 2021, we issued a convertible promissory note in the principal amount of $1,900,000 to Justin Francisco and Steven Rubert in connection with the acquisition of Nexus. This note accrues interest at 5% per annum and matures on November 8, 2024. This note will automatically convert into shares of common stock upon closing of this offering at a conversion price equal to the initial public offering price. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

We have also entered into future equity agreements with several lenders, pursuant to which we have agreed to issue to such lenders upon closing of this offering a number of shares of our common stock equal to the principal amount loaned to us divided by the initial public offering price. The aggregate principal amount loaned to us by these lenders is $5,880,405. The issuance of these securities was made in reliance upon an exemption from the registration requirements of Section 4(a)(2) of the Securities Act.

In instances described above where we indicate that we relied upon Section 4(a)(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Smart for Life, Inc., as amended
3.2*	Certificate of Designation of Series A Convertible Preferred Stock
3.3*	Form of Certificate of Designation of Series B Convertible Preferred Stock
3.4*	Bylaws of Smart for Life, Inc.
4.1*	Form of Warrant Agency Agreement
4.2*	Form of Series A Warrant (included in Exhibit 4.1)
4.3*	Form of Series B Warrant (included in Exhibit 4.1)
4.4*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Anson East Master Fund LP on August 18, 2021
4.5*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Anson Investments Master Fund LP on August 18, 2021
4.6*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to District 2 Capital Fund LP on August 18, 2021
4.7*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Ionic Ventures, LLC on August 18, 2021
4.8*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Sabby Volatility Warrant Master Fund, Ltd. on August 18, 2021

Exhibit No.	Description
4.9*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Anson East Master Fund LP on July 1, 2021
4.10*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Anson Investments Master Fund LP on July 1, 2021
4.11*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to District 2 Capital Fund LP on July 1, 2021
4.12*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Ionic Ventures, LLC on July 1, 2021
4.13*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Sabby Volatility Warrant Master Fund, Ltd. on July 1, 2021
4.14*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Peah Capital, LLC on December 18, 2020
4.15*	Amendment No 1 to Common Stock Purchase Warrant, dated June 30, 2021, between Smart for Life, Inc. and Peah Capital, LLC
4.16*	Common Stock Purchase Warrant issued by Smart for Life, Inc. to Leonite Capital LLC on May 18, 2017
5.1*	Opinion of Bevilacqua PLLC as to the legality of the shares
10.1*	Securities Purchase Agreement, dated November 5, 2021, among Smart for Life, Inc. and the purchasers named therein
10.2*

Subsidiary Guarantee, dated November 5, 2021, by Smart for Life, Inc., Bonne Sante Natural Manufacturing, Inc., Doctors Scientific Organica, LLC, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C., U.S. Medical Care Holdings, L.L.C. and Nexus Offers, Inc.

10.3*	12% Unsecured Subordinated Convertible Debenture due November 30, 2022 issued by Smart for Life, Inc. to Anson East Master Fund LP on November 5, 2021
10.4*	12% Unsecured Subordinated Convertible Debenture due November 30, 2022 issued by Smart for Life, Inc. to Anson Investments Master Fund LP on August 18, 2021
10.5*	12% Unsecured Subordinated Convertible Debenture due November 30, 2022 issued by Smart for Life, Inc. to District 2 Capital Fund LP on November 5, 2021
10.6*	12% Unsecured Subordinated Convertible Debenture due November 30, 2022 issued by Smart for Life, Inc. to Ionic Ventures, LLC on November 5, 2021
10.7*	12% Unsecured Subordinated Convertible Debenture due November 30, 2022 issued by Smart for Life, Inc. to Sabby Volatility Warrant Master Fund, Ltd. on November 5, 2021
10.8*	Securities Purchase Agreement, dated July 1, 2021, among Smart for Life, Inc. and the purchasers named therein
10.9*	Registration Rights Agreement, dated July 1, 2021, among Smart for Life, Inc. and the purchasers named therein
10.11*	Securities Purchase Agreement, dated July 21, 2021, among Smart for Life, Inc., Nexus Offers, Inc., Justin Francisco and Steven Rubert
10.12*	Amendment No. 1 to Securities Purchase Agreement, dated November 8, 2021, among Smart for Life, Inc., Nexus Offers, Inc., Justin Francisco and Steven Rubert
10.13*	5% Secured Subordinated Convertible Promissory Note issued by Smart for Life, Inc. to Justin Francisco and Steven Rubert on November 8, 2021
10.14*	5% Secured Subordinated Promissory Note issued by Smart for Life, Inc. to Justin Francisco and Steven Rubert on November 8, 2021
10.15*

Securities Purchase Agreement, dated February 11, 2020, among Smart for Life, Inc., Doctors Scientific Organica, LLC, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C., U.S. Medical Care Holdings, L.L.C. and Sasson E. Moulavi

10.16*

First Amendment to Securities Purchase Agreement, dated July 7, 2020, among Smart for Life, Inc., Doctors Scientific Organica, LLC, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C., U.S. Medical Care Holdings, L.L.C. and Sasson E. Moulavi

10.17*

Second Amendment to Securities Purchase Agreement, dated June 4, 2021, among Smart for Life, Inc., Doctors Scientific Organica, LLC, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C., U.S. Medical Care Holdings, L.L.C. and Sasson E. Moulavi

10.18*

Third Amendment to Securities Purchase Agreement, dated July 1, 2021, among Smart for Life, Inc., Doctors Scientific Organica, LLC, Oyster Management Services, Ltd., Lawee Enterprises, L.L.C., U.S. Medical Care Holdings, L.L.C. and Sasson E. Moulavi

Exhibit No.	Description
10.19*	6% Secured Subordinated Convertible Promissory Note issued by Smart for Life, Inc. to Sasson E. Moulavi on July 1, 2021
10.20*	6% Secured Subordinated Promissory Note issued by Smart for Life, Inc. to Sasson E. Moulavi on July 1, 2021
10.21*	Loan Agreement, dated July 1, 2021, among Smart for Life, Inc., Bonne Sante Natural Manufacturing, Inc., Doctors Scientific Organica, LLC and Diamond Creek Capital, LLC
10.22*	Term Loan Promissory Note issued by Smart for Life, Inc., Bonne Sante Natural Manufacturing, Inc. and Doctors Scientific Organica, LLC to Diamond Creek Capital, LLC on July 1, 2021
10.23*	Security Agreement, dated July 1, 2021, among Smart for Life, Inc., Bonne Sante Natural Manufacturing, Inc., Doctors Scientific Organica, LLC and Diamond Creek Capital, LLC
10.24*	Loan and Security Agreement, dated December 18, 2020, among Bonne Sante Natural Manufacturing, Inc., Smart for Life, Inc. and Peah Capital, LLC
10.25*	Loan and Security Agreement Amendment, dated April 27, 2021, among Bonne Sante Natural Manufacturing, Inc., Smart for Life, Inc. and Peah Capital, LLC
10.26*	Promissory Note issued by Bonne Sante Natural Manufacturing, Inc. and Smart for Life, Inc. to Peah Capital, LLC on December 18, 2020
10.27*	First Amended and Restated Promissory Note issued by Bonne Sante Natural Manufacturing, Inc. and Smart for Life, Inc. to Peah Capital, LLC on December 18, 2020
10.28*	Seconded Amended and Restated Promissory Note issued by Bonne Sante Natural Manufacturing, Inc. and Smart for Life, Inc. to Peah Capital, LLC on April 27, 2021
10.29*

Pledge and Security Agreement, dated December 18, 2020, among Bonne Sante Natural Manufacturing, Inc., Smart for Life, Inc., Trilogy Capital Group LLC, Mesa Lane LLC, Darren Minton, Alfonso J. Cervantes and Peah Capital, LLC

10.30*	Corporate Guaranty, dated December 18, 2020, between Smart for Life, Inc. and Peah Capital, LLC
10.31*	Corporate Guaranty, dated December 18, 2020, between Bonne Sante Natural Manufacturing, Inc. and Peah Capital, LLC
10.32*	Future Equity Agreement, dated December 18, 2020, between Smart for Life, Inc. and Peah Capital, LLC
10.33*	Lease, dated February 3, 2012, between O & B Properties, Inc. and Bonne Sante Natural Manufacturing, Inc., as amended
10.34*	Lease, dated September 1, 2018, between Scientific Real Estate Holdings LLC and Doctors Scientific Organica, LLC
10.35*	Memorandum of Agreement of Lease, dated September 30, 2021, between The Linger Corporation and Smart for Life Canada Inc.
10.36†*	Employment Agreement, dated July 1, 2020, between Smart for Life, Inc. and Alfonso J. Cervantes
10.37†*	Employment Agreement, dated November 15, 2020, between Smart for Life, Inc. and Ryan Zackon
10.38†*	Employment Agreement, dated July 1, 2020, between Smart for Life, Inc. and Darren C. Minton
10.39*	Form of Independent Director Agreement between Smart for Life, Inc. and each independent director
10.40*	Form of Indemnification Agreement between Smart for Life, Inc. and each independent director
10.41†*	2020 Stock Incentive Plan
10.42†*	Form of Stock Option Agreement for 2020 Stock Incentive Plan
10.43†*	Form of Restricted Stock Award Agreement for 2020 Stock Incentive Plan
23.1*	Consent of Daszkal Bolton LLP for Smart for Life, Inc.
23.2*	Consent of Daszkal Bolton LLP for Doctors Scientific Organica, LLC
23.3*	Consent of Bevilacqua PLLC (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
99.1*	Consent of Richard M. Cohen (director nominee)
99.2*	Consent of Robert S. Rein, Esq. (director nominee)
99.3*	Consent of Roger Conley Wood (director nominee)
99.4*	Audit Committee Charter
99.5*	Compensation Committee Charter
99.6*	Nominating and Corporate Governance Committee Charter

____________

*        To be filed by amendment

†        Executive compensation plan or arrangement

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on            , 2021.

SMART FOR LIFE, INC.
By:	/s/ Ryan F. Zackon
Ryan F. Zackon Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Ryan F. Zackon and Alan B. Bergman as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file a new registration statement under Rule 461, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Ryan F. Zackon	Chief Executive Officer and Director	, 2021
Ryan F. Zackon	(principal executive officer)
/s/ Alan B. Bergman	Chief Financial Officer	, 2021
Alan B. Bergman	(principal financial and accounting officer)
/s/ Alfonso J. Cervantes, Jr.	Executive Chairman of the Board	, 2021
Alfonso J. Cervantes, Jr.
/s/ Darren C. Minton	President and Director	, 2021
Darren C. Minton
/s/ Ronald S. Altbach	Director	, 2021
Ronald S. Altbach